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Annual Report and Accounts 2005


Standard Chartered

Leading the way

Standard
Chartered

Contents

Front Cover:
Dire Tune of Ethiopia breaks the tape to win the 2006 Hong Kong Marathon. Dire Tune's victory in the final leg of the Greatest Race on Earth lifted her team, Haji Adilo, to second place in the series.

Leading the way in Asia, Africa and the Middle East

Drawing on over 150 years of international banking experience, Standard Chartered is actively driving value creation in its markets with a clear strategy for growth. Combining deep local knowledge with international capability, Standard Chartered offers innovative, award-winning financial products and services, in many of the world's fastest growing markets.

Employing almost 44,000 people, representing 89 nationalities in over 1,200 locations and engaged in a broad range of Consumer and Wholesale Banking activities, Standard Chartered's strengths lie in breadth, diversity and balance.

Standard Chartered is committed to being The Right Partner to all its stakeholders. Across its network the Group is trusted for its outstanding standards of governance and its commitment to making a difference to the communities in which it operates.

The Business Review section of this Report combines information on corporate responsibility and people strategies, along with operating highlights, to give a balanced account of the year at Standard Chartered.





From our earliest branches in Africa, to our state-of-the-art priority banking centre in Taipei, our commitment to the customers, employees and communities in the markets in which we operate makes us one of the world's best international banks.

Business Highlights

Income

up 27% to $6,861m

2004: $5,382m*

Profit before taxation

up 19% to $2,681m

2004: $2,251m*

Total assets

up 46% to $215bn

2004: $147bn*

Normalised earnings per share

up 23% to 153.7 cents

2004: 124.6 cents*

Normalised return on ordinary shareholders' equity

18.0%

2004: 18.6%*

Dividend per share

up 11% to 64.0 cents

2004: 57.5 cents

Employees

43,899

2004: 33,323

Countries and territories

56

2004: 56

Nationalities

89

2004: 80

Five Year Review

Total assets
$ billion



71
36
81
32
86
34
109
39
142
73
01
02
03
04*
05
Wholesale Banking
Consumer Banking

Income
$ million



2,183
2,222
2,123
2,416
2,252
2,488
2,574
2,700
3,054
3,807
01
02
03
04*^
05
Wholesale Banking
Consumer Banking

^ Excludes corporate items not allocated $108m.

Profit before taxation
$ million



1,089
1,262
1,550
2,251
2,681
01
02
03
04*
05

Dividend per share
cents



41.92
47.00
52.00
57.50
64.00
01
02
03
04
05

* Restated under IFRS, excluding IAS 32 and IAS 39.
Throughout this document, unless another currency is specified the word 'dollar' or symbol '$' means United States dollar.

What We Stand For

Strategic Intent	The world's best international bank Leading the way in Asia, Africa and the Middle East				
Brand Promise	The Right Partner – Leading by Example				
Values	Responsive	Trustworthy	Creative	International	Courageous
Approach	Participation Focusing on attractive, growing markets where we can leverage our customer relationships and expertise	Competitive Positioning Combining global capability, deep local knowledge and creativity to outperform our competitors	Management Discipline Balancing the pursuit of growth with firm control of costs and risks		
Commitment to stakeholders	Customers Passionate about our customers' success, delighting them with the quality of our service	Our People Helping our people to grow, enabling individuals to make a difference and teams to win	Communities Trusted and caring, dedicated to making a difference	Investors A distinctive investment delivering outstanding performance and superior returns	Regulators Exemplary governance and ethics wherever we are

Leading the way

Asia



- Record financial performance in Hong Kong and Malaysia
- Other Asia Pacific – performance driven by strong balance sheet growth
- India – double digit growth in client income
- Korea – successful integration and rebranding

Hong Kong

Standard Chartered Hong Kong delivered record profits in 2005. The Bank invested in its branch network and products, resulting in strong growth in Wholesale Banking, small and medium enterprise (SME) banking and wealth management. The consumer finance business PrimeCredit also performed well. The Bank acts as a hub for Greater China, focusing on the integration between Hong Kong and the Pearl River Delta.

4,025
Employees

70
Branches/corporate offices

$1,512m
Income



402
1,040
403
1,013
401
954
416
954
523
989
01
02
03
04*
05
Wholesale Banking
Consumer Banking

Korea

The Group acquired Korea First Bank in April 2005, completing the rebranding as SC First Bank in September. Branch integration was completed in November, ahead of schedule. We intend to lead by providing innovative products and services for Consumer Banking customers, and allowing Wholesale Banking clients to take advantage of our international network and products. We opened Korea's largest dealing room in October.

5,775
Employees

407
Branches/corporate offices

$954m
Income

Korea was only recognised as a separate geographic segment from 2004 and was previously included in Other Asia Pacific



63
7
259
695
04*
05
Wholesale Banking
Consumer Banking

Singapore

Standard Chartered continues to stay ahead in this competitive market, leading the way with innovative deals and delivering outstanding client experience by combining our global expertise with local knowledge. We were named the Best Retail Bank in Asia Pacific by Retail Banker International.

2,818
Employees

19
Branches/corporate offices

$510m
Income



190
250
172
313
158
328
183
330
188
322
01
02
03
04*
05
Wholesale Banking
Consumer Banking

Africa



- Excellent Consumer Banking performance in all markets
- Strategic value remains strong as Asia becomes major trading partner
- Focus on supporting sustainable economic development

Africa

Africa continues to deliver solid performance. As an international bank in Africa with a strong Asian presence, we are well placed to leverage growing tradeflows between the two continents. The Bank won many awards in 2005, including Best Bank in Sub-Saharan Africa from Euromoney, Best Trade Finance Bank in Sub-Saharan Africa from Trade Finance magazine, and six Best Bank awards from The Banker magazine.

4,893
Employees

131
Branches/corporate offices

$551m
Income



224
130
195
137
273
170
366
218
294
257
01
02
03
04*
05
Wholesale Banking
Consumer Banking

Americas and the United Kingdom



- Ranked eighth largest US dollar clearing bank in the world
- Originators of business opportunities to all our markets worldwide

Americas and the UK

In these sophisticated markets, the Bank focuses on serving clients with needs in Asia, Africa and the Middle East, offering specialised products to multinational organisations. In New York the Bank is one of the leading clearers of US dollar payments. Standard Chartered London is the Group Head Office, providing governance and regulatory standards across the network, and employs more than 52 nationalities.

1,804
Employees

16
Branches/corporate offices

$549m
Income



528
83
510
95
447
78
506
69
488
61
01
02
03
04*
05
Wholesale Banking
Consumer Banking

Awards

Malaysia
Standard Chartered Malaysia recorded strong growth in 2005. In 2006, we will strengthen infrastructure, product innovation and service and leverage further liberalisation of the Malaysian banking sectors. Malaysia also supports the Group with a Global Shared Service Centre with 1,000 employees.

2,942
Employees

32
Branches/corporate offices

$333m
Income



98
139
78
156
73
162
95
175
124
209
01
02
03
04*
05
Wholesale Banking
Consumer Banking

Other Asia Pacific
We are well positioned across key growth markets in the Asia Pacific region, including Thailand, Indonesia and Taiwan. In 2005, we purchased a minority stake in Asia Commercial Bank in Vietnam. Our business in China continues to expand rapidly with 10 branches, two sub-branches and four representative offices. We were among the first foreign banks to receive a Yuan market-making licence, and we are the sole strategic foreign investor in China Bohai Bank.

7,305
Employees

407
Branches/corporate offices

$1,054m
Income



319
210
287
265
348
332
362
393
443
611
01
02
03
04*†
05†
Wholesale Banking
Consumer Banking

† Excludes Korea.

India
Standard Chartered reinforced its position as the largest international bank in India and Nepal in 2005, adding five new branches and entering four new cities in India, and adding three branches, all in new cities, in Nepal. The Bank strengthened its commitment to the country by launching a consumer finance business. India also supports the Group with a Global Shared Service Centre in Chennai with 4,100 employees.

10,097
Employees

102
Branches/corporate offices

$590m
Income



165
180
190
204
243
229
231
256
305
285
01
02
03
04*
05
Wholesale Banking
Consumer Banking



Middle East and Other South Asia (MESA)
• Double digit income growth in almost all geographies
• Consumer Banking momentum led by wealth management, cards and SMEs
• Cash management and global markets led Wholesale Banking's strong client income growth

MESA
In 2005, Standard Chartered opened a branch at Dragonmart in Dubai – the largest Chinese commercial, economic and trade mart outside mainland China. The Bank became the clearing and settlement bank for the Dubai International Finance Exchange, and sponsored the Dubai Marathon. Other highlights included expansion of our network in Pakistan, and the acquisition of the American Express commercial banking business in Bangladesh.

4,240
Employees

115
Branches/corporate offices

$808m
Income



257
179
288
213
309
240
352
296
430
378
01
02
03
04*
05
Wholesale Banking
Consumer Banking

* Income for 2004 has been restated under IFRS, excluding IAS 32 and IAS 39.

Wholesale Banking

Asia Risk Awards
Standard Chartered was named Interest Rate Derivatives House of the Year for 2005 by Asia Risk magazine. The Bank has played a key role in opening up new derivatives markets and delivering groundbreaking structured solutions to clients in the Asian region.

Asia Risk AWARDS 2005

Consumer Banking

Retail Banker International Awards
Standard Chartered won the award for Best Retail Bank in Asia Pacific 2005. This is our second win in this category, having received the award in 2003. The 2005 award recognises our excellence in product innovation and performance improvement initiatives as well as our commitment and growth in Asia Pacific.

Retail Banker International

Corporate Responsibility

Total Caring Award
The Hong Kong Government's Social Service Department awarded Standard Chartered the Total Caring Award for community efforts made in Hong Kong in 2005. It is Hong Kong's premier award for companies demonstrating corporate citizenship, and showcases our commitment to Hong Kong's continuing development as a great place to live and work.

商界展關懷 caringcompany 2002-06

For further information on the awards that the Group won in 2005 please turn to the inside back cover of this Report.

For more information please visit our website
www.standardchartered.com

"Our geographic diversity is deliver good performance"



The underlying business is doing well and the strategic investments made in recent years are delivering results.

I am pleased to report another strong performance for Standard Chartered.

- Profit before taxation, including the post-acquisition results for SC First Bank (formerly Korea First Bank), is up 19 per cent to $2,681 million.
- Income is up 27 per cent, up 14 per cent on an underlying basis, excluding SC First Bank.
- Strong earnings per share (EPS) growth, with normalised EPS up 23 per cent.

As a result of this strong performance, the Board is recommending an annual dividend of 64.0 cents.

The underlying business is doing well and the strategic investments made in recent years are delivering results. The progress with SC First Bank in Korea is especially pleasing.

Governance
Governance across the Group is robust. In addition to the established Committees of the Board we now have a Corporate Responsibility and Community Committee, focused on the environment, diversity and inclusion, community and social investment. Activities in the area of corporate responsibility have measurable, positive commercial impacts and are very much part of the fabric of the Bank.

Non-Executive Director Mr Ho KwonPing has played an important part in the governance of the Group and he will retire from the Board at the conclusion of this year's Annual General Meeting. KwonPing has served for more than nine years on the Board and I would like to thank him for the valuable contribution he has made during this important period for the Group.

Economic outlook
Recent years have witnessed a buoyant world economy. Our regions have benefited from this, enjoying strong growth. Yet what is more encouraging is that an increasing number of countries – across Asia, Africa and the Middle East – are taking advantage of this favourable environment to push through structural reform. This is important if these countries are to achieve faster, sustainable growth and be able to weather any future global slowdown.

In the Middle East, there is greater investment in infrastructure aimed at economic diversification. Across Asia, moves towards deepening domestic financial markets are key to the drivers of economic growth, shifting from a reliance on exports to domestic demand.

Exports are strong in Hong Kong and South Korea, but it is the sustained turn-around in consumer spending that is key to their current growth. As a result, in general, Asian growth rates are expected to remain well above those of OECD countries.

We are witnessing, at first hand, cyclical strength and structural change.

Strategic progress
Such strong and sustainable growth enhances our existing franchise and allows us to take full advantage of the acquisitions we have made in recent years.

helping us to

In Thailand, where we have been present for over a century, we took the opportunity in 1999 to invest in 75 per cent of Nakornthon Bank. In 2005 we bought the remaining 25 per cent stake. Standard Chartered Bank (Thai) pcl, as it is now known, is well positioned as a locally incorporated bank with international strengths and standards.

Similarly, we have had a long presence in Indonesia, a country with 240 million people. In 2004, with our consortium partner PT Astra, we took a controlling stake in Bank Permata. Permata is a consumer bank with more than one million customers, 300 branches and over 7,000 staff. The combination of Permata and our own branch offers us great access to this growing market.

In India, we bought Grindlays in 2000 and this strategic acquisition changed the nature of our presence in that market. We are now India's largest international bank and we have major ambitions. Already we have over two million Consumer Banking customers and 800 top corporate relationships. With the economy's consistently high rate of growth we expect to see even more opportunities ahead.

In China, we established our presence as the first foreign bank almost 150 years ago. In September 2005, in the presence of Chinese Premier Wen Jiabao and UK Prime Minister the Rt. Hon. Tony Blair MP, Standard Chartered signed the documents that allowed us to take a strategic stake in China Bohai Bank. This is the first bank to be granted a national licence since 1996 and in February 2006 it opened its first branch.

Such a strategic investment is just one part of our approach to taking a leading position in this emerging economic giant. Our organic operations continue to prosper. Our long experience of China has allowed us to focus on the opportunities offered by rapid growth, including those in the Pearl River Delta, one of the world's fastest growing economic zones which accounts for about one-third of China's exports.

Finally, South Korea, which is Asia's third largest economy with a population of 47 million. In 2005 we made huge progress following our acquisition of Korea First Bank and SC First Bank, as it is now called, is well positioned for Korea's future economic development.

In all our markets we have strong business relationships and extensive networks, which are serving us well as the pace of change and number of business opportunities increase. Our international network is allowing us to benefit from new trade corridors emerging between our regions.

We are in growing markets and our geographic diversity is helping us to deliver good performance.

Well positioned

Overall, many current economic conditions and trends are advantageous for us. We are well positioned and our management teams are focused on creating shareholder value.

Standard Chartered is ideally placed to maximise the existing and future opportunities presented by our markets. In addition to the growth presented by major Asian markets, many of our businesses in the Middle East, South Asia and Africa are developing rapidly.

Our management teams, at country and at Group level, balance strong local and international leadership. This ensures international standards are met, local practices are respected and market opportunities are leveraged. We offer the ability to invest in growth, mainly in Asia, with good regulation.

Summary

Standard Chartered's 2005 results demonstrate another strong performance. We are in markets with economic conditions that present us with opportunities to build on our performance track record. It is particularly pleasing to note that SC First Bank, our Korean acquisition, became EPS accretive in the second half of 2005. We are seeing the re-investment of petrodollars, strong economies all over Asia and, on the whole, increasing economic maturity in our markets. These conditions play to our strengths. We are executing our strategy well and making good progress. I am confident of the Group's prospects going forward.

Bryan K. Sanderson

Bryan Sanderson, CBE
Chairman
2 March 2006

Highlights of 2005

$2,681m
Profit before taxation

$6,861m
Income

153.7cents
Normalised earnings per share

18.0%
Normalised return on ordinary shareholders' equity

64.0 cents
Dividend per share

"Our strength, diversity and resilience and flexibility"



Standard Chartered is making good progress. We have a clear strategy and are well positioned to take advantage of the many opportunities in our markets.

Standard Chartered is in good shape and we continue to deliver strong financial results. Our strategic intent is to be the world's best international bank, leading the way in Asia, Africa and the Middle East.

We are seizing opportunities in our markets, driving value creation and actively seeking future opportunities. We are building diversity in our products so we can reach more customers, diversity in our markets so our business has a broader base, and diversity in our people so we can have the best available talent working for us.

Our customer base has increased from seven million customers in 2003 to 12 million today. Income has increased from $4.7 billion in 2003 to $6.9 billion in 2005. The Group is growing rapidly, organically and through strategic alliances and acquisitions, and has expanded from 450 branches in 2003 to 1,200 today.

The scale of Standard Chartered is changing.

Performance

During 2005 the Group made significant financial progress. Profit before taxation, including SC First Bank, was $2,681 million, a 19 per cent increase from $2,251 million in 2004. Normalised EPS saw an increase of 23 per cent to 153.7 cents and normalised return on ordinary shareholders' equity was 18.0 per cent. We intend to be known as a Group that delivers good results and also as one that is creating a robust future.

breadth give us

China and India
These two major economies already make a good contribution to our performance and we are excited about our future in these markets. Our network in India covers 31 cities with a combined population in excess of 76 million. India is a country with major potential, not just for Standard Chartered, but for the world economy. Though increasing competition has led to short term margin erosion in some product areas, we are confident that Standard Chartered is well positioned to realise the potential offered by this dynamic market. We have been investing in new branches, ATMs, people, infrastructure and new businesses, including launching a consumer finance business.

In China, in 2005 the income from our organic business grew over 80 per cent and we increased the number of directly employed staff by more than 40 per cent to 1,200. Our network now covers 14 cities with a combined population of over 100 million. The Consumer Banking business offers services in five out of the 10 largest cities in China, including Shanghai and Beijing. While managing a profitable business today we are also preparing for the future. Of our recent graduate intake from China, 25 per cent are currently on assignment in other countries, developing broader skills and perspectives to take back to their market in due course.

SC First Bank, Korea
In Korea, we re-branded all 407 branches, 2,100 ATMs and seven kilometres of signage as SC First Bank over one weekend and the Standard Chartered branch has been integrated into the SC First Bank network. The leadership team is experienced, established and is a balance of local and international executives. It is Standard Chartered's intent to be a leader in the Korean financial services industry.

The speed and success of the integration reflects the talent, focus and commitment of our Korean staff.

The Wholesale Banking business in Korea is progressing well. We have an enhanced product portfolio and a fully operational dealing room. In Consumer Banking in Korea we have launched 12 new products, including the 'Welcome Back' mortgage campaign – which featured a one month interest waiver, and brought in 38,000 new accounts and $4 billion of new mortgage sales.

When this acquisition was announced we said it would be EPS accretive in 2006 and we are very pleased to have met this target on a normalised basis in the second half of 2005.

We are at the early stages of our journey but we have made a great start. Korea is a huge market and we are in a good position for the future.

Consumer Banking
In Consumer Banking, operating profit was up

2006 Management Agenda

Accelerate growth in both businesses, focusing on priority markets

- Deepen client relationships in Wholesale Banking
- Enter new customer segments in Consumer Banking

Drive growth and performance in Korea

Excel in service and innovation

Lead by Example in corporate responsibility

Euromoney Best Debt House in Thailand and Singapore
Euromoney magazine recognised Wholesale Banking's debt finance capability in two of Standard Chartered's key Asian markets.

IFR Asia Domestic Bond House of the Year
IFR cited our 'understanding of the local markets...and impressive capabilities in derivatives and structuring' in giving the award.

21 per cent on last year, and income up 41 per cent. This performance reflects very good momentum in the underlying business, excellent post-acquisition progress in Korea and disciplined management of risk and costs. Excluding SC First Bank, operating profit was up eight per cent and income was up 16 per cent. Expansion of our Consumer Banking customer segments and products continues and despite pressure on mortgage margins, the increased breadth and balance has meant that, overall, the business performed well.

We are investing for the future, developing new products and client coverage and increasing our sales channels. During 2005, there were over 240 product launches across our franchises including e$aver, My Dream Account and LinkOne. Our branch 'footprint' is rapidly expanding and we now have 1,200 branches. This growth has been fuelled by Korea, where the number of branches has increased to over 400; by Indonesia, where, through our stake in Permata, we now have over 300; and by Pakistan and the Middle East, where we have doubled our branch network in the past two years.

Consumer Banking has increasingly balanced earnings streams. Its focus on wealth management and SMEs is paying dividends.

Wholesale Banking
We are continuing to make good progress with our Wholesale Banking business. Operating profit for 2005 was up 22 per cent on 2004, with income up 19 per cent. Excluding SC First Bank, operating profit was up 15 per cent and income was up 11 per cent. Client income growth was strong at 19 per cent and was well balanced across geographies, products and client segments. We have seen strong growth in most key markets, but results have been impacted by Zimbabwe's economic problems.

Our client-led strategy continues to drive performance in key markets and across key products. We are investing for sustainable growth, extending our product reach and increasing our global markets capabilities. We have expanded our franchise in a number of markets and strengthened local corporate teams. Previous investments in key product areas, such as in debt capital markets and corporate finance, are paying off with excellent growth across all client segments.

Proactive risk management has been complemented by a benign credit environment with strong recoveries resulting in a net release. We are continuing to invest in regulatory compliance, control infrastructure, risk management and technology.

Overall, 2005 was a good year in terms of performance. The Group is now engaged on reaching its goals for 2006 and we have set out our management agenda.

Management Agenda 2006
- To accelerate growth in both businesses, by focusing on priority markets and



◀ Indian products for a new generation
With an average age of 25, India presents opportunities for Standard Chartered's products and services aimed at the young.

Online Banking ▶
The eCheque payment channel in Singapore underscores the Group's use of technology.


eCheque

"We intend to be known for good results and for creating a robust future"

extending our geographic and customer reach

  - In Wholesale Banking we will deepen client relationships and cross-sell more
  - In Consumer Banking we will enter new customer segments, such as private banking and consumer finance

- Korea is a huge opportunity and, therefore, a continued priority. We will drive growth and performance
- Across the Group we will accelerate improvements in service and innovation
- It remains our intent to lead by example in corporate responsibility. Our programmes on diversity, environment, avoidable blindness, HIV and malaria are important to the communities where we operate, differentiate our brand and make a difference to current and prospective employees

Looking forward

There are changing trends in demographics worldwide, which will inevitably influence our business going forward. In five years' time there will be over 100 million people in China aged over 65 and, in India, over 350 million under the age of 15. These types of changes have major implications for our business. We will see increased product segmentation as different age groups have very different aspirations and we will have to think deeply about how we develop our brand in different markets.

The environment is becoming a major agenda item for all businesses. In markets where we operate there are concerns about energy, air quality, even water, which may impact our customer base. We have to pay new attention to resources: to how we as a business are using them, to our lending policies around them and to our participation in the debates on the future economic impacts of these issues.

Transparency is another evolving area that affects our business. More information, moving at higher speeds, in many ways presents exciting opportunities for us, for our employees and our customers. Equally, regulatory requirements and pressures are increasing and creating something of a burden, despite the positive motivations behind them.

These are some of the subjects on which we are focusing our thoughts. We recognise that to ensure continued performance we need to be thinking ahead.

We believe there are three major capabilities we must have to meet these challenges. We must have a real understanding of our customers. We must have the ability to innovate and create the right environment for innovation to happen. In order to do that we must be able to develop the right quality of people.

Being close to our customers is key and our customer knowledge is increasing all the time. The Group's Outserve initiative is making great progress in reaching our customers and understanding their needs. We carry out world-wide research, providing us with over three million data points from more than 25,000 respondents. In Consumer Banking, our survey carried out in 22 countries told us that in 2005, 80 per cent of customers were 'loyal and positive'. This number was up on the previous year, and the increase equates to an additional 400,000 'loyal and positive' customers.

Our brand promise is to be The Right Partner, Leading by Example. Customer feedback is at the centre of everything we do. Listening to customers helps us generate new ideas. For example in response to customer feedback we launched our online cheque template – the eCheque – in Singapore. Early take up is encouraging and we have patented it. This is one example of increasing innovation in the Bank and of the type of product that changes the market place.

As well as customer driven innovation, speed to market is critical. The Group's work in technology in recent years means we have reduced development times and still maintained the stringent checks expected of a bank. For example, we implemented our consumer finance platform in India in just 72 days.

Leading the way in East Africa

Standard Chartered was recognised as the Most Respected Company in East Africa in a survey conducted by PricewaterhouseCoopers and Nation Media Group. Based on the views of 300 senior business managers in the region, the award affirms the success of the Group's strategy in Africa.




e$aver
1.88%

e$aver takes Singapore market by storm
Our groundbreaking e$aver savings account in Singapore achieved its 18-month sales target in less than a month. It was one of over 200 products launched by Consumer Banking in 2005.

To Outserve our customers and to drive innovation we need good people. Happily, the Group is increasingly a magnet for talent. The growing economies and exciting markets where we do business are appealing to many high calibre individuals.

Through our graduate development programme we recruit and grow the talent we need for the long term. The 2006 international graduate programme has received over 40,000 applications, including over 19,000 from China. Across the Group we are developing an increasingly international, mobile, talented young workforce.

We are committed to talent development and have a company wide process that identifies talent at all levels and allows us to accelerate the development of the best. In 2005, for example, nearly 40 per cent of our high potential employees had some form of job development move and 16 per cent were international assignments. In our established workforce, turnover of high performers and high potential staff is low. Last year 80 per cent of senior management appointments were made from within the Group.

Having the right people remains key to supporting our continued growth. We believe our investment in people now will give us real competitive edge going forward.

We are working hard to Lead the Way in the areas which will underpin our business performance now and in the future.

Outlook

In 2005, the Group achieved good financial performance and made significant strategic progress. The outlook for 2006 is promising. Whilst we can never be immune to external shocks, we anticipate double-digit income growth across the Group as a whole.

Our strength, diversity and breadth give us resilience and flexibility. The Consumer Banking and Wholesale Banking businesses, including SC First Bank, have good momentum and we are well positioned to leverage the opportunities available to us in our markets.

We will maintain our disciplined approach to managing expenses. We will continue to focus on improving productivity and sustain our investment in new products, new capabilities and expanded distribution. Expense growth will be broadly in line with income growth for the full year.

We will dynamically manage the pace of investment spend through the year, factoring in both the risk environment and the performance.

We will continue to manage risks proactively. In Consumer Banking, we expect loan impairment charges will tend to grow in line with the size and mix of the overall book though Taiwan will continue to present some challenges. For Wholesale Banking, while the credit environment in most of our markets remains benign,


START

The Standard Chartered Greatest Race on Earth
The Greatest Race on Earth returned for its second year, bigger and better, with the largest prize pool in athletics of $1.575 million. The series of four marathons in Nairobi, Singapore, Hong Kong and Mumbai attracted over 80,000 runners in total, including over 40,000 in Hong Kong (left).

we are somewhat cautious on the credit outlook. Moreover, the level of recoveries and releases achieved in 2005 will not recur in 2006. Consequently, we expect Wholesale Banking will revert to having a net charge in 2006.

In summary
Standard Chartered is making good progress. We are clear on our strategy and well positioned to take advantage of the many opportunities in our markets.

Mervyn Davies, CBE
Group Chief Executive
2 March 2006

Leading the way

Standard Chartered aims to be The Right Partner to investors, customers, employees and other stakeholders.

Stakeholder engagement
As part of our commitment to corporate responsibility, we want to use our skills, products and services to assist communities and economies and to help protect the environment.

In 2004 we made clear our resolve to learn from our stakeholders. We believe that doing so will result in a sustainable corporate responsibility programme that will make a lasting difference.

We created a formal plan for stakeholder engagement and we have followed through with this plan in 2005, focusing on the socially responsible investment (SRI) community, non-government organisations (NGOs) and the UK Government's development and environmental departments.

In 2005 we held over 50 meetings with NGOs and SRI analysts to understand the concerns and interests of our stakeholders. We also commissioned an agency to undertake further stakeholder research for us. These discussions shaped our thinking on how we can better report our progress and the social and environmental issues on which we should focus.

Reporting on progress
Our progress against these issues is published in greater detail on our corporate responsibility website, along with a comprehensive account of Standard Chartered's commitment to and governance of corporate responsibility. Where possible we also provide numerical indicators against the guidelines of the Global Reporting Initiative.

Specific reports will be produced in the first half of 2006 on:

- Social and environmental risks in lending and the Equator Principles
- Climate change and the environment
- Responsible selling
- Diversity and inclusion
- Community investment and employee volunteering
- Health, safety and security
- Tackling corruption

We have made good progress but we recognise we still have much to do. Targets for 2006 have been set for the Group and we are monitoring results.

We believe that corporate responsibility and the drive for long-term profitability are interlinked. We have reported many aspects of our corporate responsibility activity alongside our business activities in the following Business Review.



For more information, please visit our website
www.standardchartered.com/corporateresponsibility



The largest dealing room in Korea opens for business

SC First Bank's dealing room is the largest in Korea. It was opened with a traditional Korean ceremony in October 2005. The scale of the operation reflects the opportunity for Wholesale Banking to enhance service and drive product innovation in Korea. The successful launch demonstrated the Group's commitment to Korea.

Delivering value Living our values

The Group's financial performance is underpinned by its commitment to excellent service, innovation, investment in people, fair business practices and exemplary governance.

Our strategy drives value creation by combining operational efficiency with corporate responsibility and employee engagement, and the links between these elements are becoming ever stronger.

We are an increasingly well-balanced bank, strengthened through the diversity of our geography and products, our earnings streams and our people. At the heart of how we drive performance are our values to be Responsive, Trustworthy, Creative, International and Courageous.

How we participate

The Group's strategy in its markets is one of driving organic growth, supplemented by strategic acquisitions and alliances. In 2005 Standard Chartered made progress on both these fronts.

SC First Bank

The biggest event of the year for the Group was the acquisition in April of Korea First Bank – now named SC First Bank. The integration of SC First Bank with Standard Chartered's branch in Korea ahead of schedule exemplifies many of the features that contribute to the Group's success.

As an overseas bank buying a trusted Korean financial institution, it is essential that we uphold our reputation and that of SC First Bank with customers, employees and other stakeholders in Korea.

Our people ensured the rebrand and merger went ahead without disruption to customers. In welcoming more than 5,000 SC First Bank employees we established positive labour relations by respecting existing agreements and building new ones. SC First Bank's Board is equally balanced between Korean and non-Korean members.

Investment in product innovation and service are central to the Group's success. In the last three months of 2005, we conducted over 10,000 training days at SC First Bank, representing a 20 per cent increase in classroom training. SC First Bank was awarded an A rating by the Korean government in recognition of the quality of e-learning, the first such award to a financial services organisation.

At a time of rapid growth it is particularly important that we share our values and strategy with our new employees. SC First Bank was included in our employee survey in 2005 with a 98 per cent voluntary response rate and engagement in line with Group levels. SC First Bank's participation in the International ShareSave Scheme is the highest in the Group at 92 per cent.

Employee engagement has been strengthened by the Group's community programmes. In Korea we launched Seeing is Believing, our campaign to combat avoidable blindness, at the SC First Bank Family Day in July. Employee and matching Group contributions from the annual staff salary donation totalled $713,000, which was donated to the Community Chest of Korea and Seeing is Believing.

SC First Bank launches new brand in Korea

The new Korean brand, SC First Bank, was chosen after listening to stakeholders' views. The roll out of the new brand identity across the entire network of 407 branches was one of the largest re-branding initiatives ever to be carried out in Korea and was completed over a single weekend.


WELCOME
어서 오십시오.
SC제일은행입니다
Standard Chartered



Investment in China Bohai Bank
In September we signed an agreement to invest $123 million for a 19.99 per cent stake in China Bohai Bank, the first new national joint stock commercial bank in the People's Republic of China since 1996. The signing ceremony was witnessed by Premier Wen Jiabao of China and British Prime Minister the Rt. Hon. Tony Blair MP.

Investment in China
Standard Chartered has been in China for almost 150 years. The Group has 10 branches in China, seven of which have been granted licences to provide yuan banking services to corporate clients. The Group was given approval in October to open three more sub-branches in Shanghai, Beijing and Shenzhen in the first quarter of 2006, representing a significant step in our expansion plans.

In December Wholesale Banking gained approval for the Shanghai branch to be an inter-bank foreign exchange market maker. The reputation of Wholesale Banking's capital markets services won it the leading role on China Construction Bank's groundbreaking RMB3 billion mortgage-backed securitisation.

In September the Group bought a 19.99 per cent stake in China Bohai Bank, the first national joint-stock commercial bank headquartered in the province of Tianjin.

China Bohai Bank aims to leverage Standard Chartered's international banking experience to achieve long-term growth and offer innovative products in Wholesale and Consumer Banking. The investment complements our organic strategy in China.

Asian growth markets
One of the Group's biggest opportunities in Asia is India. In 2005 we continued to build our presence. Consumer Banking added five new branches, 17 ATMs and six consumer finance centres in India.

Wholesale Banking performed strongly in India in 2005, driven by growth in client revenue. Standard Chartered was ranked top in mergers and acquisitions involving Indian companies for 2005, advising on transactions valued at a total of $3 billion.

Opportunities for growth extend across Asia with the Other Asia Pacific region showing strong performance in both businesses in countries such as Indonesia, Thailand and Taiwan.

The Group invested in Vietnam in 2005 by buying a minority holding in Asia Commercial Bank. We were the first foreign institution to acquire a stake in a domestic Vietnamese bank. In Thailand, Standard Chartered took full control of Standard Chartered Nakornthon Bank. We now have 41 branches and corporate offices, and almost 1,700 employees, in Thailand.

The Group performed well in established markets such as Hong Kong, its biggest market.

Consumer Banking in Hong Kong benefited from decisions we made on costs in late 2004 and 2005. In a rising interest rate environment, the business refocused on wealth management and SMEs to drive strong liability growth.

Wholesale Banking's income in Hong Kong rose strongly as it focused on middle-market clients. Global markets and cash products had strong volume growth.

As a UK-based bank with deep roots in Asia, we are helping to build links between Britain and Asia. Our Chairman, Bryan Sanderson, and the UK Secretary of State for Trade and Industry, the Rt. Hon. Alan Johnson MP, co-chair the Asia Task Force, a group of British business leaders set up by the UK Chancellor of the Exchequer, the Rt. Hon. Gordon Brown MP, to strengthen business ties between Britain and Asia.

Leadership in Africa
Africa is an important part of the Group's history and future. Despite challenges of poverty and governance, Africa is rich in resources and has a dynamic culture. With a strong presence and deep roots in Asia and in Africa, we are ready to capitalise on increasing activity in the trade corridors between these continents.

Standard Chartered supports local businesses and communities in Africa through its operations in 13 countries, and the Group is playing a part in Africa's success stories.

South Africa is a key market for our African strategy. We re-entered South African Consumer Banking in 2003 and have repositioned the business from savings to mortgages to play to our strengths.

We increased our capital in Nigeria by $140 million in 2005 to support our ambitions



Product campaigns drive Hong Kong Consumer Banking
Consumer Banking's strong performance in Hong Kong was supported by new product campaigns in credit cards and wealth management. This push continued in 2006 with this eyecatching promotion for the Marathon Savings Account.

To capitalise on opportunities in dynamic markets, we must provide innovative products.

in Africa's second-fastest growing economy. We are confident about Nigeria's long-term prospects.

Last year Africa rose to the top of the international political agenda as governments of leading economic nations sought to establish a long-term plan for economic revival.

Standard Chartered played a leading role in the Commission for Africa, working with the UK Government on recommendations to strengthen SMEs across the region. This coincided with the relaunch of our SME business in Africa. We are also playing a leading role in Business Action for Africa, an international coalition of businesses committed to ending poverty in the region.

MESA – region of opportunity
In the Middle East and Other South Asia region we achieved double digit income growth in both businesses and almost all geographies. Wholesale Banking showed good growth in client income in transactional banking, capital markets and corporate finance. In Consumer Banking, income growth was driven by wealth management, credit cards and SMEs.

The United Arab Emirates (UAE), our biggest market in the region, produced a strong performance driven by robust economic growth from infrastructure, tourism and trade. UAE is establishing itself as a regional and financial hub.

Pakistan produced strong growth for the Group in 2005. Standard Chartered has been in Pakistan for more than 140 years and has taken a leading role in the development of the country's banking sector.

We have doubled the number of branches in Pakistan in the past two years to 44 in 10 key cities and increased the number of employees to 1,000 from 700 a year ago.

The Bank's commitment to Pakistan was underlined by its contribution of $1 million to rebuilding efforts following the earthquake in October 2005.

Standard Chartered celebrated 100 years in Bangladesh in 2005 and consolidated its position as the country's largest foreign bank by acquiring the commercial banking business of American Express Bank in Bangledesh.

The MESA region is growing quickly, based on the strong oil price and rapidly expanding economies. With growth comes competition for talent and rising employee costs.

We will continue to invest at a measured pace and preserve our cost discipline.

Americas and the UK
Our operations in the Americas and the United Kingdom remain a key part of our strategy.

The Group's New York business is a leading dollar clearer, providing an important service to corporate clients trading in our markets.

Our businesses in Latin America position us to benefit as economies such as Brazil strengthen and trade with countries in our other regions.

The UK is a hub for the Group's global account management of European businesses and positions us competitively as these companies increasingly want to trade in our markets.

Our UK business plays a vital role in providing governance and regulatory standards across the Group as regulation of the financial services industry is tightened through initiatives such as the Basel II bank capital accord.

How we compete

To capitalise on opportunities in dynamic markets as competition increases, we must provide innovative products and as full a range of services as possible to meet the needs of clients.

The savings market in Singapore was revolutionised when the Group launched its e$aver and e$aver Kids savings accounts. The products had higher interest rates with no minimum deposit and balance, no monthly fee and no fixed term. The 18-month sales targets were achieved in less than a month.

Standard Chartered has also set a new standard in online banking in Singapore and South East Asia through its smartphone Mobile Banking and the unique eCheque payment channel. These innovations underscore the Group's use of technology to meet customers' increasingly sophisticated needs.

A major opportunity in our markets is in Islamic banking products to meet the needs of Muslim clients. We have Islamic banking operations in five countries.


Standard
Chartered

◂ Local teams in UAE
Standard Chartered's Emiratisation programme is an integral part of the Group's strategy in UAE. We now have almost 400 Emirati employees across all management levels in Standard Chartered Dubai, underlining the Group's belief in drawing on local talent.





Standard Chartered Kenya wins product innovation award

Beatrice Maingi, Secured Lending Manager in Nairobi, holding the award for Most Innovative Product 2005 – Standard Chartered Kenya's Fixed Rate Home Loan – at the Institute of Financial Services/ Deloitte Financial Innovation Awards 2005 in London.

In Malaysia we produced QuickCash Islamic personal loans, developed to meet Shariah laws. We will build on this success in Malaysia with further Islamic banking products in 2006.

A distinguishing feature of successful banks is their technology platforms. A key element of our strategy is to deploy technology to delight customers and challenge competitors with innovative products.

For example, in Singapore the innovative e$aver product was launched two months after its inception. To stay at the forefront of technological change, the Group has joined with Singapore Management University to create an Innovation Centre to foster technology research.

Alliance strategies

In 2005 the Group entered a number of alliances that will allow it to gain competitive advantage and add services.

Wholesale Banking serves many ultra-high net worth owners of family businesses. We announced in December a partnership with Fleming Family & Partners Limited (FF&P), a leading family wealth office, to provide these clients with wealth management planning tailored for families in Asia and the Middle East.

The FF&P partnership will complement our own private banking business, which will be launched in 2006.

In 2005 the Group bought a six per cent stake in Travelex, the world's largest non-bank foreign exchange specialist.

The Group's alliance with Travelex allows Standard Chartered to offer additional innovative products and gives Travelex access to markets in Asia. In early 2006 in China, Standard Chartered and Travelex launched Easigo, an electronic travellers cheque that can be used worldwide.

Revitalised brand

The Group's drive for innovation and diversified earnings is supported by an increasingly visible and trusted brand. We have targeted sponsorship opportunities in key markets.

In 2005 we sponsored Tottenham Hotspur, one of English football's most prestigious teams, when they travelled to Korea to play in the Korea Peace Cup. Spurs players took part in activities involving Standard Chartered employees and customers, helping to build the Group's profile in Korea.

Standard Chartered also built on its long relationship with Disney to be the official bank sponsor for Hong Kong Disneyland, which opened in September 2005.

In MESA, Standard Chartered was the premier sponsor in 2006 of the Abu Dhabi Golf Championship, helping to build relationships with stakeholders and raise brand awareness.

Our flagship sponsorship is the Greatest Race on Earth, a series of four Standard Chartered marathons in Nairobi, Singapore, Mumbai and Hong Kong with a $1.575 million prize pool. The series, which entered its second year in 2005, underpins our brand and values, reinforces our commitment to our communities, and involves our employees who represent Standard Chartered in teams at each race. The race is also linked to Seeing is Believing through the involvement of Henry Wanyoike, our global ambassador for the campaign.

Leadership drive

We have become a bigger and more complex bank and we must ensure we have the right leaders to drive the business now and in future.

In 2005 the senior management population was expanded to 350 from 230. The Group strengthened its succession plans for key roles and Group-wide leadership development programmes.

In addition, 90 emerging leaders were selected in 2005 to receive focused development to accelerate their inclusion into succession plans for key roles.

We increased recruitment of Graduate Associates. These employees receive structured career development, stretching roles and international experience in preparation for accelerated career progression.

In an increasingly competitive market for talent, the appeal of the Group's distinctive approach to corporate responsibility stands out. Recent research shows that 50 per cent of the Group's graduate recruits cite corporate responsibility as a factor in their decision to join Standard Chartered.



◂ Sponsorship of Spurs' visit to Korea

We sponsored Tottenham Hotspur (Spurs), one of English football's most prestigious teams, during the club's recent trip to Seoul for the Korea Peace Cup, which they won.

Standard Chartered sponsors Disneyland Hong Kong ▸

Standard Chartered's relationship with Disney goes back to the 1960s, making it the ideal bank sponsor of Hong Kong Disneyland, which opened in 2005. Standard Chartered has targeted sponsorship opportunities in key markets to build its brand and capture the imagination of current and potential customers.

We aim to use honest, clear marketing to build credibility as a responsible financial institution and drive our brand values.

Our commitment to our customers

Standard Chartered wants to be known for excellent service and for treating customers according to its values.

At the core of the Group's promise to be The Right Partner to our customers is Outserve – a set of initiatives started in 2004 to make Standard Chartered renowned for customer service by 2008. We want Outserve to be a source of distinction to build customer loyalty, increase revenue and create value.

Outserve has four components: listening to the Voice of the Customer, process improvements, metrics and measurements, and change management and communication.

The Group has made good progress against the four commitments made on Outserve for 2005.

Implementation of the Outserve model, which covered 10 countries in 2004, was expanded to the global network in 2005.

Both Consumer Banking and Wholesale Banking apply service metrics globally. These are reviewed at the highest level in each business.

Improved data from Voice of Customer surveys, better capture of customer opinions and complaints, and standardised service metrics have driven improvements throughout the Group.

Training employees plays a key role in service. In 2005, employees completed 250,000 e-learning courses, a 260 per cent increase on 2004.

In 2005, 7,000 employees took part in ideas sessions that produced almost 3,200 improvements across the Group. The global Innovation Week produced 2,500 employee ideas posted online.

Customers are starting to feel the benefit of initiatives including later cut-off times for delivery of cash, faster delivery of new credit cards and more informative and timely statements.

There are 50 full-time Outserve champions across the Group's markets and businesses, reporting directly to the country chief executive or business head. A further indication of Outserve's importance is that 90 per cent of employees completed online Outserve training in 2005.

The Group undertook analysis in 2005 in Consumer and Wholesale Banking to identify what behaviour differentiates the best customer-facing employees. We are using this work to recruit, develop, train and reward employees in key roles to improve the experience of the customer.

Support functions such as Risk Management and Human Resources joined the frontline business in the Outserve initiative in 2005 with the aim of treating stakeholders such as regulators, shareholders and employees as we do our customers.

Treating customers fairly

Standard Chartered's primary regulator is the UK Financial Services Authority (FSA), one of the world's leading regulators. The FSA introduced a Treating Customers Fairly (TCF) initiative in 2004 and the Group has applied its principles globally for both Consumer and Wholesale Banking.

Responsible selling has long been part of the Group's practice. In 2005, a high-level working group reviewed the products, policies and processes in light of the FSA's initiative. The working group approved policies on governance, data protection, complaints and mis-selling.

Standard Chartered applies TCF to all employees, third-party direct sales agents, external collectors of overdue payments and training and recruitment agencies.

As the financial services industry becomes more competitive, sales techniques are increasingly aggressive and many customers do not trust financial services marketing. This creates an opportunity for Standard Chartered to differentiate itself.

We aim to use honest, clear marketing to build credibility as a responsible financial institution and drive our brand values of being Responsive, Trustworthy and Courageous.

Our Product Risk Committee reviews all risks related to Consumer Banking products and new product programmes. All Consumer Banking products go through the Committee.

Because there is a higher risk of mis-selling complex wealth-management products, these must be approved at Group level for appropriateness, pricing and proposed marketing channels.



Country Bank of the Year Awards
Standard Chartered was named Bank of the Year 2005 for Zimbabwe, Côte d'Ivoire, Tanzania, Sierra Leone, Botswana, Afghanistan and Brunei by The Banker magazine, recognising the Group's excellence in these markets.


Our people train to help your finances stay in shape
The Right Partner to customers across the Group's markets
Our focus on innovation, service and diversity, combined with our long history and local knowledge, means that we provide products and service to meet the distinctive requirements of local customers and communities.

Our commitment to our people

The changing demographics in our markets serve to fuel competition for talent, making it more important than ever to attract, develop and retain talent.

Standard Chartered employs almost 44,000 people. The workforce increased by 14 per cent in 2005, excluding employees of SC First Bank and adjusted for leavers. As a rapidly growing international organisation, we aim to attract people with the right capabilities, develop their talents and reward them based on their contribution.

The Group's rapid growth presents challenges as well as opportunities in terms of filling roles with the right people, maintaining positive labour relations and retaining talented employees.

We have a company-wide process for identifying talent so that we can accelerate the development of our best people.

This process, combined with a reward and recognition approach that differentiates high performance, helps us retain high-performing and high-potential people. Employee turnover is three per cent for high performers and six per cent for high potential talent, significantly below the Group's overall average. The competition for talent in key growth markets will lead to a greater focus on employee retention in 2006.

We believe in opportunities for growth through international and cross-functional development moves. In 2005, nearly 40 per cent of high-potential employees had a development move, 16 per cent internationally. As a result, 60 per cent of senior managers and 10 per cent of junior managers have worked in more than one country in the network.

Each business area has a Business Risk Committee to identify areas of risk, including people risks. Resourcing and succession plans, data collation and reporting, and performance and reward strategies reduce employee-related risks globally.

Leveraging diversity
We want all levels of the workforce to reflect the Group's diversity, to draw on the talents of all employees and to have strong teams who understand customers, regulators and communities. Deep local knowledge helps us create opportunities and reduce risk.

We are represented by 89 nationalities, across 56 countries and territories, and have close to 50 per cent female representation globally. Diversity and inclusion are intrinsic and distinctive elements of our brand, core to our values and to our approach to corporate responsibility.

Diversity through inclusion will enable us to understand and serve our stakeholders and make us the preferred employer in our markets. We are focusing initially on gender and nationality.

Female representation at senior levels remained stable in 2005 at 15 per cent. When adjusted for turnover and growth in the workforce, senior female representation rose 19 per cent in 2005. There are 45 nationalities in senior management and we continue to build senior local talent across our markets.

In 2005 the Group's Diversity and Inclusion Council established a framework of aspirations, principles and standards. We also focused on external benchmarking of best practice, establishing a baseline of diversity metrics and engaging senior managers in sponsorship and implementation. In 2006 the Group will do more to leverage its natural strength in diversity.

Helping employees balance work and personal commitments is important. In 2006 the Group will develop a framework for flexible working and will seek to be sensitive to individual needs and help employees balance their work and personal lives.

A motivated workforce
High levels of employee engagement lead to lower employee turnover, higher productivity and better financial performance.

In Hong Kong, branches with high employee engagement had 46 per cent lower employee turnover and produced 16 per cent higher profit margin growth than those with lower engagement.

A fifth year of measuring employee engagement globally yielded a 96 per cent voluntary participation rate and a continued improvement in engagement.

The Group seeks to maintain a culture primed for high performance. Of the Group's eligible employees, 98 per cent received a twice-yearly performance appraisal in 2005, to recognise high performance and help identify poor performance.



First sports-themed credit cards in UAE
Standard Chartered introduced the first sports-themed credit cards in UAE in 2005. The cards tap into the growing interest in sports in UAE, with cardholders receiving lifestyle privileges connected with the sports. These innovative credit cards demonstrate Standard Chartered's leadership in the industry in UAE.


Standard Chartered
MasterCard

Investing in the health, skills and education of communities makes good business sense, promoting sustainable development of the economy.

As a result of coaching and action planning, 74 per cent of 2004's underperformers are now competent or high achievers.

The first annual survey to evaluate the performance-management process showed that 83 per cent of employees received guidance to help improve their performance. An initiative for 2006 is to set objectives as early as possible in the year.

Rewarding performance
We are committed to rewarding employees competitively. We offer a combination of market based salaries and benefits, cash bonuses and share awards.

To motivate and keep key individuals, the Group introduced a half-year share award in 2005. We will monitor the impact of this initiative on performance and employee turnover in 2006.

Base salaries, retirement benefits, bonuses and share awards are benchmarked against key competitors and our core benefits are provided across our businesses and geographies.

All employees may participate in the Group's ShareSave schemes and receive an award under one or more discretionary share plans depending on performance and potential. In 2005, 44 per cent of employees participated in the ShareSave schemes, a 22 per cent increase from 2004, and 3,100 employees received share awards in 2005, an increase of 23 per cent. The Group is looking to increase employee shareholding so that more employees share in our success.

Standard Chartered performed well in 2005 and there are many opportunities to carry on delivering for shareholders. Our markets are growing fast and we are intensifying work to give us the right products, people and processes to take advantage of our opportunities. With deep roots in our markets and through our relentless focus on innovation, service and diversity, we aim to be The Right Partner and Lead by Example.

This drive is underpinned by a desire to respond to challenges faced by our communities, allowing us to make a difference in a way that benefits all our stakeholders.

Commitment to communities

Long-term growth depends not just on financial performance but on working in partnership with stakeholders to build on the Group's brand promise to Lead by Example and be The Right Partner in the communities in which it operates.

As we focus on growing our business, we must also respond to the long-term challenge of promoting sustainable growth and be ready to react to unexpected events.

Supporting communities
The Group's strong performance allows it to support its host communities. In 2005 Standard Chartered invested $22.4 million, or 0.84 per cent of profit before taxation, in community programmes and partnerships.

Investing in the health, skills and education of communities makes good business sense by promoting sustainable development of the economy, the essential context for long-term prosperity. Contributing to communities also helps forge links with customers, governments and regulators and motivates employees.

In 2005 the Group agreed a new framework for selecting community projects which includes where to invest and selection criteria for new and existing programmes. We want our activities to identify us as a bank committed to making a lasting difference to communities.

Any investment must:

- Achieve long-term, sustainable and measurable benefits for the community
- Involve employees, customers and suppliers
- Allow the Group to play to its strengths and use its expertise

Standard Chartered has for many years encouraged employees to take part in community projects and it includes employee time, estimated at $6.3 million for 2005, in the annual community investment calculation.

Our most prominent programmes cover the global issues of avoidable blindness and HIV/AIDS.

Seeing is Believing
Of the world's estimated 37 million blind people, 75 per cent suffer from avoidable blindness.



The Standard Chartered Nairobi Marathon makes a difference
The Standard Chartered Nairobi Marathon made a difference to the life of Samson Barmao (left), the Kenyan athlete who won the race. With his winnings of $18,750, Samson Barmao plans to improve the life of his family by building his mother a new house and buying some land. The Group builds community activities and youth involvement around its marathons (right).


Standard



UNICEF award for the Group's Living with HIV programme

UNICEF awarded the Advance Humanity Corporate Award to Standard Chartered in Malaysia for the Group's efforts to increase understanding of HIV/AIDS through its Living with HIV programme. Standard Chartered is the first corporate recipient of the award.

Seeing is Believing is our campaign, in partnership with Sight Savers International, ORBIS International and VISION 2020, to raise enough money for one million sight restorations. The funds raised go towards cataract operations, training eye doctors and building training facilities and vision centres through 12 projects in Africa and Asia.

Standard Chartered raised money last year through the generosity of employees, our flagship sponsors, customers, shareholders and other stakeholders. The $3 million fundraising target was reached one year early in 2005.

Total funds raised were $3.8 million through activities such as corporate sponsorships, auctions, staff events and donation boxes in almost 600 branches.

Country-level activities included:

- Asia – a golf day in Singapore helped to raise over $100,000, and a 'push the bus' event in Indonesia raised $10,000
- Africa – Sight Savers Sierra Leone has restored 707 sights since May 2005, funded through activities such as the Freetown Marathon, which raised $35,000
- Middle East – The Qatar 'Cricket with a Cause' initiative attracted pledges for every run scored by the Standard Chartered cricket team
- Employees in over 40 countries raised money through the sale of blue and green Seeing is Believing wristbands

Our aim is not only to raise awareness among customers and suppliers but more broadly to increase public awareness of avoidable blindness. The Group produced 'Seeing is Believing: the Story of VISION 2020', a documentary film presented by the Rt. Hon. Sir John Major, the former British Prime Minister, who is an ambassador for VISION 2020. The programme was broadcast globally in October 2005 on BBC World to mark World Sight Day.

In 2006, the Group will ensure the campaign's sight restoration target is met and decide on a strategy for the future of Seeing is Believing.

Living with HIV
HIV/AIDS affects many of our markets in Africa and Asia. Our response to managing HIV/AIDS in the workplace is based on a commercial imperative – to ensure that we have a healthy and stable workforce – and reflects our drive for employee diversity and engagement.

In 2006 we will invigorate the campaign and ensure that we have a consistent approach across our markets. We will further align the programme to our business and use our expertise and networks in the fight against HIV/AIDS. The Group will produce its first bi-annual Living with HIV Report in 2006 to communicate the global HIV/AIDS situation and the achievements and goals of the programme.

We want to be respected by our peers as a business leading by example and to encourage other companies to respond to this global challenge. Our Living with HIV programme has helped strengthen links with customers, suppliers and national authorities by sharing best practice and helping with initiatives. For example, our Living with HIV champions have conducted HIV/AIDS awareness sessions for the British Embassy and corporate clients in Malaysia.

Helping economies grow
Supporting economic development in countries in Africa and Asia is a top priority for the Group that ties in with its belief in corporate responsibility. Healthy economies are also good for our business.

We help economies to grow through the services we offer, the jobs we create and the taxes we pay.

Last year was the United Nations International Year of Microcredit. Governments, especially those in the developing world, have identified microcredit, also known as microfinance, as a way to promote financial inclusion and alleviate poverty.

In 2005 the Group introduced a more formalised approach to microfinance to build on past progress. Among programmes we started in 2005 were partnerships with microfinance institutions in India and Ghana.

As well as providing funding, the Group will seek in 2006 to share its skills and knowledge with microfinance institutions in three principal ways:

- Helping microfinance institution staff to develop financial skills, for example credit evaluation and financial management
- Developing staff volunteering programmes with microfinance institutions to mentor promising entrepreneurs within their customer base



Seeing is Believing hits target one year early
Employees, customers, shareholders and flagship sponsors helped the Group achieve its $3 million fundraising target for Seeing is Believing one year ahead of schedule.

ASIAN CSR AWARDS

Asian Corporate Social Responsibility Award
The Asian CSR Award for Poverty Alleviation went to Standard Chartered Hong Kong for community initiatives undertaken throughout 2005 to raise funds for Seeing Is Believing. It was chosen from 160 projects submitted by 91 companies across 12 countries in Asia.

Standard Chartered is part of the communities in which it operates and it is committed to helping them grow sustainably.

- Providing thought leadership by organising forums for global experts and practitioners to discuss and recommend responses to industry challenges. An example is the seminar held in Delhi in September 2005, 'Banking the Missing Middle: Strategies for Expanding Microfinance', in collaboration with the UK Foreign Policy Centre and the Confederation of Indian Industry

Health, safety and security
The health and safety of our employees and the integrity of our business are of the utmost importance. Health and safety in the Group evolved in 2005 from a 'programme' to 'business as usual'. This included the launch of a global management system and the training of country health and safety coordinators and key stakeholders in each market.

An e-learning course on health policy, responsibilities, fire safety and first aid achieved 85 per cent completion. All further information is centralised on a Group intranet page, which has averaged over 800 visits a month since it was launched.

In 2005 we responded to the threat posed to our employees and business by any future avian 'flu pandemic. Based on experience of the SARS virus, which also affected our markets, the Group has put in place a comprehensive business continuity plan.

In 2005 the Group introduced Travel Tracker, an online management system that allows it to monitor employee travel and locate employees immediately in a crisis. Travel Tracker has been implemented across the Group and was used to locate employees during the London, Bangladesh and Jordan bombings and during the flood in India.

The Group will take further action to protect itself in 2006. We will be rolling out enhanced e-learning programmes on the prevention of money laundering and terrorist financing and will install a specially trained transaction analysis team in our Chennai processing centre to support new transaction-monitoring capabilities.

Know Your Customer, the Group's lead programme to combat financial crime and terrorist funding, has been upgraded and integrated into day-to-day business processes to vet customers. Standard Chartered supports the United Nations Global Compact, which includes a principle on tackling corruption and is a member of the UK Forum of the Global Compact.

The environmental challenge
The Group has had an environment programme for some time. Climate change and other environmental issues are increasingly important. As a global company we have a responsibility to minimise the environmental impact of our activities and build standards into how we do business.

The Group's commitment to environmental issues was highlighted by Group Chief Executive Mervyn Davies's participation in the UK Corporate Leaders Group on Climate Change. This group of business leaders was formed to provide the UK government with an informed position on tackling climate change.

The group reported to the Prime Minister on the need for a policy framework for business to invest with confidence in technology opportunities to tackle climate change. In 2006 this group will contribute to other environmental debates, including the Stern Review on the economics of climate change.

Our key internal platforms for managing the Group's direct impacts on the environment are our Global Environmental Management Systems (GEMS) and GEMS-lite. We use these to measure and manage environmental impacts such as energy use, greenhouse gas emissions, paper use, waste and water.

The number of offices reporting under GEMS increased to 36 in 2005 from 27 in 2004, representing an extra 3,851 employees covered by the plan.

The percentage of people covered by GEMS rose to 65 per cent, not including SC First Bank, which will be integrated in 2006.

GEMS-lite is a compact e-learning version of GEMS designed to train employees in more than 500 small offices.

The Group's response to the social and environmental impacts of its lending activity has been consistently highlighted as one of the most important elements of its corporate responsibility agenda.

Standard Chartered adopted the Equator Principles in 2003. The Equator Principles are a set of guidelines adopted by financial institutions for addressing environmental and social concerns in major infrastructure projects. The Group's project and export finance team has developed



Employee volunteering exceeds 44,000 days
Standard Chartered employees worldwide spent over 44,000 days on volunteer work in 2005. The work covered all types of community service, from planting trees to support the environment to social activities focusing on youth, health and education.

a specific policy and set of procedures to assess, categorise and manage environmental and social risks in project finance transactions.

Standard Chartered has had a policy on environmental risk in lending since 1995 and the Group added social and ethical factors after a review in 2003. Every credit application, regardless of size, is subject to the same standards. Social or environmental risk is identified, evaluated and, if necessary, mitigated.

Standard Chartered has made great progress in its approach to corporate responsibility in lending. Practice in this area is developing rapidly and in 2005 the Group started a review to align policies and business strategy with its principles. The review aims to ensure consistent policies that take into account stakeholder views and reporting recommendations from the UNEP Financial Institutions/Global Reporting Initiative Task Force. For more information, visit www.globalreporting.org

The Group intends to remain at the forefront of organisations tackling the issue of climate change. In 2006, alongside other initiatives, the Group will launch a focused campaign for the reduction of energy use. Read more on www.standardchartered.com/corporateresponsibility

Responding to crisis

In a world that has become more interlinked and volatile, people will look to global companies to contribute when communities are damaged by unexpected events.

In 2005 the Group showed how companies can respond to crisis in the wake of the Asian tsunami and the Pakistan earthquake.

We acted quickly to contribute and raise money to make a difference to individuals and communities by utilising the reach of our network and the passion of our people.

Standard Chartered is part of the communities in which it operates and it is committed to helping them grow sustainably. In 2006 we will work to instil our principles of corporate responsibility more deeply while aligning our community activities more closely with our business to share the benefits of growth with all our stakeholders.

Disaster response
Employee action

Standard Chartered's work after the Asian tsunami and the Pakistan earthquake shows how it can combine Group level financial support, the spirit of its employees and its network to make a difference to communities in crisis.

Asian tsunami

The Asian tsunami of 26 December 2004 damaged many countries where the Group does business – Indonesia, Sri Lanka, India, Thailand and Malaysia – and tragically two employees were killed and a number of our people lost family members. At Group level, Standard Chartered donated $5 million to reconstruction after the tsunami. Our employees contributed a further $450,000 which, together with matching funds from countries, resulted in a total of more than $5.8 million. Most of the funds raised in the network were pledged to NGOs such as the Red Cross and Christian Aid.

In all affected countries, employees collected and distributed essential items such as food and clothing. The Group also used its branch network to aid relief efforts. In Indonesia, our Medan branch was established as a control centre, operating a helpline to track down relatives of employees, and helping with travel arrangements out of Aceh.

Other branches in Indonesia opened at the weekend to ensure swift processing of relief payments for NGO and development organisation clients. In Thailand, employees provided translation services and general assistance at the British Embassy. The Group continued its work during 2005 and was part of an International Business Leaders Forum task force that visited Sri Lanka, Thailand and India to assess the lessons of the tsunami and how business could continue to contribute to rebuilding efforts.



Money was spent on rebuilding schools and health clinics for the benefit of local communities.

Pakistan earthquake

In October, Pakistan was devastated by an earthquake and the Group was again quick to react. We contributed $500,000 for immediate relief through the President's earthquake relief fund and NGOs, and have set aside an additional $500,000 to support continuing relief work. We are looking to support projects aimed at the most vulnerable and disadvantaged.

Employees round the world took part in the Group's Pakistan earthquake relief fund week, raising $91,000 in 2005. Separately, SC First Bank employees raised more than $40,000. In Pakistan, Standard Chartered employees have supported relief projects. The Group has been active in raising funds from the public, for example through the customer SMS donation appeal and donations through the Standard Chartered website. All cash machines across the country display the earthquake appeal message.

To learn the lessons of these events and prepare the Group so that it can help in future, Standard Chartered's development organisations unit will formalise a crisis response plan in 2006.



Rebuilding communities ▸
Standard Chartered employees played a part in building the Rajaprajanugrah school in Thailand which will house and educate 1,000 tsunami orphans.

Group Summary

The Group has continued its strong performance trajectory with another good set of results for the year ended 31 December 2005. Operating profit before tax of $2,681 million was up 19 per cent over the same period in 2004. Normalised earnings per share has increased by 23 per cent to 153.7 cents. (Refer to note 12 on page 82 for the details of basic and diluted earnings per share).

On 15 April 2005 the Group acquired 100 per cent of Korea First Bank (KFB). On 10 September 2005 KFB was renamed SC First Bank (SCFB) and on 28 November 2005 the assets and businesses of the Standard Chartered branch in Korea were transferred to SCFB. The impact of the post acquisition results of SCFB in the 2005 results, together with significant one-off items affecting the 2004 results, make the comparability of the full year results to December 2005 with the equivalent period in 2004 complex. The table below therefore sets out underlying results for the two years excluding these two components.

	2005			2004		
	SCFB $m	Underlying $m	As reported $m	*One off items $m	Underlying $m	As reported $m
Net interest income	781	3,554	4,335	–	3,182	3,182
Fees and commissions income, net	29	1,466	1,495	–	1,332	1,332
Net trading income	23	746	769	–	651	651
Other operating income	26	236	262	108	109	217
	78	2,448	2,526	108	2,092	2,200
Operating income	859	6,002	6,861	108	5,274	5,382
Operating expenses	(579)	(3,232)	(3,811)	(23)	(2,826)	(2,849)
Operating profit before provisions	280	2,770	3,050	85	2,448	2,533
Impairment losses on loans and advances	(53)	(266)	(319)	–	(214)	(214)
Other impairment	–	(50)	(50)	(67)	(1)	(68)
Operating profit before taxation	227	2,454	2,681	18	2,233	2,251

* See note 12 on page 82.

Operating Income and Profit

Operating income, including SCFB, increased by 27 per cent to $6,861 million over 2004. Of this increase, SCFB accounted for $859 million. Underlying income growth excluding SCFB and 2004 one-off items was 14 per cent to $6,002 million. Both Consumer Banking and Wholesale Banking delivered double-digit income growth and business momentum remains strong across an increasingly broad range of customer segments and markets.

Net interest income grew by 36 per cent to $4,335 million. Underlying growth was 12 per cent. Net interest margin was 2.5 per cent, down from 2.6 per cent in the prior year reflecting the impact of changes in geographic and product mix.

Fees and commissions increased by 12 per cent to $1,495 million. Underlying growth was 10 per cent driven mainly by higher volumes in wealth management, cash management and global markets products across most markets.

Net trading income grew by 18 per cent to $769 million due to higher volumes of foreign exchange dealing by both Wholesale and Consumer Banking customers. Underlying growth was 15 per cent.

Other operating income of $262 million increased by 21 per cent. Excluding one-off items in 2004 from the sale of shares in KorAm and Bank of China (Hong Kong), growth was strong on the back of structured transactions and sales of available-for-sale securities within the asset and liability management (ALM) portfolio.

Operating expenses increased from $2,849 million to $3,811 million. Of this increase, $579 million was due to the inclusion of SCFB.

Underlying expense growth was 14 per cent, in line with underlying income growth for the full year. The normalised cost income ratio was 54.5 per cent (2004: 54.0 per cent) on a headline basis including SCFB, but on an underlying normalised basis has improved to 53.0 per cent (2004: 54.0 per cent). The Group has continued to invest in both Consumer Banking and Wholesale Banking in order to sustain the double-digit client led income growth. Such investments were directed primarily at new market entry, new products, reinforced capabilities, expanded client coverage, increased distribution and improvements to technology and infrastructure to support new and rapidly growing markets.

Impairment losses on loans and advances rose by 49 per cent from $214 million to $319 million, an increase of $105 million of which SCFB accounted for $53 million.

The underlying increase in impairment losses was 24 per cent reflecting asset growth in Consumer Banking, a deterioration in the Taiwan consumer credit environment and movements in portfolio provisioning under IFRS. Wholesale Banking continued to benefit from a benign credit environment, the successful conclusion of the Loan Management Agreement in Thailand and strong recoveries. Other impairment includes provisions made in 2005 for exposures in Zimbabwe.

Consumer Banking

Including the acquisition of SCFB, Consumer Banking grew operating profit by 21 per cent to $1,278 million compared to 2004. Of the $220 million increment in profit, SCFB accounted for $137 million. Underlying growth was eight per cent.

Consumer Banking has maintained strong income momentum with income up 41 per cent to $3,807 million. SCFB accounted for $671 million or 61 per cent of Consumer Banking's total income growth of $1,107 million. Underlying income was up 16 per cent to $3,136 million. Underlying income growth was driven by volume and fee income growth across almost all product lines, strong growth in customer balances, particularly deposits and the contribution from business segments such as consumer finance and small and medium enterprises (SME) loans. Businesses acquired in 2004, including PrimeCredit and Bank Permata, contributed to income and profit growth.

Excluding SCFB, customer liabilities saw double-digit growth year on year while assets grew four per cent. Deposit growth was particularly strong in Hong Kong, Singapore and Other Asia Pacific Region (Other APR).

On an underlying basis excluding SCFB, expense growth was broadly in line with income growth at 15 per cent for the year. This expense growth included investment expenditure in new products, extended client coverage, enhanced infrastructure, increased compliance costs and investment in new businesses. Total expenses in Consumer Banking grew by $701 million with SCFB accounting for $486 million.

Overall, Consumer Banking's impairment losses on loans and advances rose to $425 million from $242 million in 2004. This reflects the impact of asset growth outside Korea, inclusion of SCFB, movements in portfolio provisions under IFRS and deterioration in the Taiwan consumer credit environment. The underlying impairment charge has risen 20 bps to one per cent of average customer assets largely as a result of changes in portfolio mix and the deteriorating credit environment in Taiwan, where the banking industry as a whole has been significantly affected by a strong increase in consumer default rates. Consumer Banking anticipated this deterioration and took action to mitigate exposure. Nonetheless, the Consumer Banking loan impairment charge in Taiwan increased to $98 million in 2005 from $26 million in 2004. Consumer Banking in Taiwan has customer assets of approximately $1.3 billion as at 31 December 2005. We expect Taiwan to remain challenging through 2006.

Hong Kong delivered an increase in operating profit of 17 per cent to $540 million. Income growth was four per cent. Operating expenses were lower than in 2004 as a result of the actions taken to reconfigure the cost base. This resulted in pre-impairment profit growth of seven per cent. Responding to the rising interest rate environment, the business has put greater focus onto wealth management and SME, by successfully launching several new products and achieving growth in customer liabilities. The acquisition of PrimeCredit in 2004 has been a great success with performance well ahead of plan. Asset portfolios continue to perform well with a 56 per cent reduction in the loan impairment charge compared to the prior period.

In Singapore, income was down two per cent in 2005 with strong growth in wealth management and SME largely offsetting the sharp decline in mortgage margins. Mortgage margins reduced by nearly half on a full year basis. The successful launch of a new on-line savings product, together with good growth in investment services resulted in strong wealth management income growth.

Operating profit before provisions was up 28 per cent in Malaysia on the back of a 19 per cent rise in income and moderate expense growth focused on building infrastructure and expanding distribution. Good balance sheet growth, new products, a developing Islamic banking presence and better fee income coupled with productivity improvements all contributed to a strong performance for Consumer Banking. Loan impairment charges rose from $14 million to $37 million primarily due to attributing portfolio provision movements under IFRS.

In the eight and a half months since acquisition, the Consumer Banking division of SCFB earned $137 million of operating profit on income of $671 million. With the expansion of the product range since acquisition there has been good volume growth, particularly in wealth management with a significant growth in deposits. The cards and loans portfolios and mortgage portfolio have also enjoyed robust asset growth although moderate mortgage margin contraction has continued during the second half of the year. Expenses were higher in the second half, as anticipated, reflecting integration costs, re-branding and investment in product capabilities.

Other APR had income growth of 55 per cent driven by strong balance sheet growth in all product segments and continued investment in expanding sales forces, new branches and new products. Bank Permata in Indonesia accounted for $69 million of income and $9 million of profit before tax. China enjoyed very strong organic growth in all major products delivering a threefold increase in income. Thailand continues to perform very well with increasingly diversified income and balance sheet growth. Impairment provisions increased by $100 million, of which $72 million was in Taiwan.

India's very strong income growth in wealth management and SME was offset in part by lower growth in mortgages and a small decline in unsecured lending due to eroding margins resulting in an overall income growth of 10 per cent. The Consumer Business has continued to diversify its income streams with double-digit balance sheet growth in all business lines except credit cards. Continued investment spending underpinned a 17 per cent overall increase in expenses directed towards opening five new branches, the launch of six consumer finance business centres, new investment and insurance products and a continued strengthening of the risk and control infrastructure. Whilst there are near term challenges in profitability, Consumer Banking remains focused on building a substantial franchise in this fast growing and highly competitive market.

Operating profit in the Middle East and Other South Asia (MESA) increased by 23 per cent to $163 million with income up by 28 per cent to $378 million. This continued strong year on year momentum was led by wealth management, credit cards and SME. Investment in sustaining this growth trajectory resulted in a 26 per cent increase in expenses, with a focus on strengthening distribution, product and people capabilities. The global Consumer Banking business model is now embedded in these rapidly growing markets.

In the United Arab Emirates (UAE), Consumer Banking grew income 27 per cent to $158 million driven by wealth management, SME and credit cards. As new products continue to be launched, volume growth on both sides of the balance sheet remains robust.

In Africa, operating profit more than doubled as a result of broad based income growth of 18 per cent and expense growth contained to just five per cent, benefiting from productivity gains and prior year investments. Asset growth of 26 per cent reflected an increasing market demand for borrowing.

The Americas, UK and Group Head Office saw a decrease in operating profit from $19 million to $9 million largely driven by lower income as a result of the reconfiguration of the Jersey business.

Consumer Banking continued

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking.

2005	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
	Asia Pacific									
Income	989	322	209	695	611	285	378	257	61	3,807
Expenses	(415)	(126)	(95)	(505)	(342)	(179)	(182)	(205)	(52)	(2,101)
Loan impairment	(34)	(30)	(37)	(56)	(166)	(56)	(33)	(13)	–	(425)
Other impairment	–	–	–	–	–	–	–	(3)	–	(3)
Operating profit	540	166	77	134	103	50	163	36	9	1,278

2004	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
	Asia Pacific									
Income	954	330	175	7	393	258	296	218	69	2,700
Expenses	(416)	(117)	(86)	(12)	(225)	(153)	(144)	(196)	(51)	(1,400)
Specific	(88)	(40)	(18)	–	(69)	(29)	(21)	(6)	–	(271)
General	11	6	4	–	3	2	2	–	1	29
Loan impairment	(77)	(34)	(14)	–	(66)	(27)	(19)	(6)	1	(242)
Operating profit	461	179	75	(5)	102	78	133	16	19	1,058

* Middle East and Other S Asia includes UAE income of $158 million (2004: $124 million), expenses of $67 million (2004: $51 million), loan impairment of $21 million (2004: $9 million) and operating profit of $70 million (2004: $64 million).

An analysis of Consumer Banking income by product is set out below:

Income by product	2005 Total $m	2005 SCFB $m	2005 Underlying $m	2004 $m
Cards and Loans	1,526	248	1,278	1,117
Wealth Management and Deposits	1,442	212	1,230	891
Mortgages and Auto Finance	764	207	557	638
Other	75	4	71	54
	3,807	671	3,136	2,700

Including SCFB, cards and loans have delivered a solid 37 per cent increase in income to $1,526 million. Underlying income and assets have increased 14 per cent and 17 per cent respectively in a highly competitive market environment with lower net interest margins broadly offset by higher fee income. Cards and loans enjoyed strong growth in Malaysia, Other APR, MESA and Africa. In Hong Kong three per cent growth year on year was achieved, reversing the previous declining trend in balances. Growth accelerated in the second half as successful new campaigns were rolled out for the Manhattan brand, cashback and balance building, leveraging the new positive file credit bureau.

In wealth management, underlying double-digit deposit growth and improved margins have been the primary drivers of a 62 per cent growth in income to $1,442 million. The primary contributors being Singapore, India, Other APR and MESA. Product innovation, expanded distribution and effective sales and marketing campaigns have boosted both core deposit volumes and fee based investment product sales.

Total mortgage and auto finance income is up 20 per cent at $764 million. Underlying income is lower by 13 per cent reflecting significant mortgage margin compression in Hong Kong, Singapore and India. Proactive re-pricing strategies have helped to offset some of this margin compression together with very good volume growth in Other APR.

Wholesale Banking

In 2005 Wholesale Banking continued to execute its highly successful client-led strategy, driving sustained income momentum in all key client segments and across multiple products and geographies. Including SCFB, operating profit was up 22 per cent to $1,439 million. Underlying profit growth increased 15 per cent to $1,349 million.

Total income growth was 19 per cent to $3,054 million. Underlying income growth of 11 per cent to $2,866 million was achieved through client revenue growth of 19 per cent, driven by balanced growth across local corporates and large local corporates, multinationals and financial institutions. Global markets products together with cash and custody were the principal contributors to the continued strong growth in Wholesale Banking client revenues. Own account ALM and trading revenues were adversely affected by a rising interest rate environment and a flat yield curve.

Expenses in Wholesale Banking increased by 20 per cent to $1,710 million. Underlying expense growth was 13 per cent. Investment spend focused on enhancing global market product capabilities and client coverage with an emphasis on corporate finance and capital markets and the high growth markets of India, China and the UAE. Higher transaction volumes plus continued upgrading of the technology and operations infrastructure and preparation for Basel II made up the balance.

The net loan impairment release in 2005 was $106 million compared to $28 million in the prior period. New provisions increased by three per cent and recoveries were up by 60 per cent.

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	523	188	124	259	443	305	430	294	488	3,054
Expenses	(234)	(120)	(55)	(127)	(268)	(127)	(157)	(194)	(428)	(1,710)
Loan impairment	(83)	(13)	7	(5)	117	6	42	(30)	65	106
Other impairment	(1)	–	–	–	–	1	–	(8)	(3)	(11)
Operating profit	205	55	76	127	292	185	315	62	122	1,439

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	416	183	95	63	362	231	352	366	506	2,574
Expenses	(226)	(111)	(58)	(29)	(252)	(98)	(125)	(164)	(363)	(1,426)
Specific	(54)	(2)	11	3	19	3	13	(6)	15	2
General	6	3	1	–	4	2	4	–	6	26
Loan impairment	(48)	1	12	3	23	5	17	(6)	21	28
Other impairment	–	–	–	–	–	2	–	–	(3)	(1)
Operating profit	142	73	49	37	133	140	244	196	161	1,175

* Middle East and Other S Asia includes UAE income of $173 million (2004: $147 million), expenses of $66 million (2004: $49 million), loan impairment recovery of $1 million (2004: recovery of $8 million) and operating profit of $108 million (2004: $106 million).

Wholesale Banking continued

When looking at the performance of Wholesale Banking on a geographic basis it is important to note that it is a network business, with about half of client revenues originated in a different geography than where they are booked. This means the geographic segmentation can give a somewhat imperfect view of the performance of different parts of the business.

In Hong Kong, income grew by 26 per cent to $523 million as the increased focus on the local corporates segment yielded good results. Global markets and cash products generated strong growth in volumes supported by improved margins. Expenses grew four per cent to $234 million with most of this increase directed towards building the sales force and product capabilities to deepen income generation from existing client relationships.

Income in Singapore was up three per cent to $188 million driven by transaction banking together with global markets sales. Double-digit client income growth was offset by a reduction in trading and ALM income. Singapore continues to increase its franchise value, originating significant revenues for other parts of the network. Expenses grew eight per cent to $120 million reflecting increased front office investments to sustain the strong client revenue momentum.

In Malaysia, income increased 31 per cent to $124 million with global markets products now contributing 64 per cent of the total. The business achieved strong growth in the large local corporate sector. Expenses were lower by five per cent at $55 million.

The Wholesale Banking business in SCFB earned $90 million of operating profit on income of $188 million. Income and volumes of global markets product sales, together with cash management and custody, grew in the second half as the significant investment in more sophisticated products, new skills and infrastructure began to deliver benefits.

Other APR continued to deliver strong growth in income and profits from all countries with significant contributions from China, Indonesia and Taiwan. Income increased 22 per cent to $443 million and expenses grew six per cent to $268 million.

India's income grew 32 per cent to $305 million with client income growing at an even higher rate offset by lower trading and ALM income. Growth was balanced across all target segments with transactional banking and global markets products leading the way. Expenses grew 30 per cent to $127 million, with continued investment in geographic expansion to sustain the momentum amongst local corporates.

Operating profit in the Middle East and Other South Asia grew by 29 per cent to $315 million. Income rose 22 per cent to $430 million and expenses 26 per cent to $157 million. Client revenues enjoyed very strong growth in cash, capital markets and corporate finance products. Within this total the Wholesale Banking business in the UAE grew income by 18 per cent.

In Africa, income at $294 million was 20 per cent lower than in the prior year. A marked deterioration in Zimbabwe was the primary contributor to this result. 2005 saw Zimbabwe suffer from high inflation and very rapid currency depreciation, particularly in the fourth quarter. Elsewhere in Africa, Wholesale Banking saw robust income growth in Nigeria, Ghana and Tanzania, driven by cash management, trade and corporate finance.

The Americas, UK and Group Head Office has seen income decline by four per cent to $488 million mainly as a result of lower income from asset and liability management. Expense growth of 18 per cent reflects the full year impact of the project finance business acquired at the end of 2004, which originates revenues largely booked elsewhere, together with significant investment in compliance and control infrastructure.

An analysis of Wholesale Banking income by product is set out below:

	2005			2004
Income by product	Total $m	SCFB $m	Underlying $m	$m
Trade and Lending	879	69	810	868
Global Markets	1,434	75	1,359	1,217
Cash Management and Custody	741	44	697	489
	3,054	188	2,866	2,574

Trade and lending income increased one per cent overall to $879 million and decreased by seven per cent on an underlying basis due to lower lending income. Trade finance income grew three per cent reflecting the increased competitiveness in pricing and a shift to integrated supply chain financing to support strong intra-Asian trade flows.

Global markets income grew strongly at 18 per cent overall to $1,434 million and 12 per cent on an underlying basis. The enhanced product set, including FX options, fixed income and project and export finance, has made a significant contribution to this growth. Income from ALM has fallen due to the flat yield curves and rising interest rates prevalent in most markets, particularly in the second half.

Cash management and custody income was up by 52 per cent at $741 million. Underlying growth was also very strong at 43 per cent driven by volume and margin growth.

Acquisition of SC First Bank (formerly Korea First Bank)

On 15 April 2005 the Group acquired 100 per cent of SCFB. The post-acquisition profit has been included in the Group results within the Korea geographic segment. The following tables provides an analysis of SCFB's post acquisition results by business segment:

Consumer Banking	2005 Total $m	2005 SCFB $m	2005 Underlying $m	2004 $m
Income	3,807	671	3,136	2,700
Expenses	(2,101)	(486)	(1,615)	(1,400)
Loan impairment	(425)	(48)	(377)	(242)
Other impairment	(3)	–	(3)	–
Operating profit	1,278	137	1,141	1,058

SCFB Consumer Banking income was broadly based with margin, volume and fee income growth in wealth management and SME banking. Mortgage and unsecured lending volumes have continued to grow but margin compression impacted income growth.

Wholesale Banking	2005 Total $m	2005 SCFB $m	2005 Underlying $m	2004 $m
Income	3,054	188	2,866	2,574
Expenses	(1,710)	(93)	(1,617)	(1,426)
Loan impairment	106	(5)	111	28
Other impairment	(11)	–	(11)	(1)
Operating profit	1,439	90	1,349	1,175

SCFB Wholesale Banking income is being generated by a broader product set and client base. New global markets products and cash management are now driving growth while balance sheet reshaping continues in lending.

Korea segment – Total	2005 Total $m	2005 SCFB $m	2005 Underlying $m	2004 $m
Income	954	859	95	70
Expenses	(632)	(579)	(53)	(41)
Loan impairment	(61)	(53)	(8)	3
Operating profit	261	227	34	32

Operating profit from SCFB for the eight and a half months since taking control on 15 April 2005 was $227 million. Operating income for the period was $859 million, expenses were $579 million and loan impairment was $53 million.

Risk
Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst compliance and regulatory risk, operational risk and reputational risks are normal consequences of any business undertaking.

The basic principles of risk management followed by the Group include:

- ensuring that business activities are controlled on the basis of risk adjusted return;
- managing risk within agreed parameters with risk quantified wherever possible;
- assessing risk at the outset and throughout the time that we continue to be exposed to it;
- abiding by all applicable laws, regulations and governance standards in every country in which we do business;
- applying high and consistent ethical standards to our relationships with all customers, employees and other stakeholders; and
- undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework
Ultimate responsibility for the effective management of risk rests with the Company's Board. Acting with authority delegated by the Board, the Audit and Risk Committee (ARC), whose members are all Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee (GRC) and the Group Asset and Liability Committee (GALCO).

GRC, through authority delegated by the Board is responsible for credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk. GALCO, through authority delegated by the Board, is responsible for liquidity risk, for structural interest rate and foreign exchange exposures and for capital ratios.

All the Group Executive Directors (GEDs) of Standard Chartered PLC, members of the Standard Chartered Bank Court and the Group Head of Risk and Group Special Asset Management (Group Head of Risk) are members of the GRC. This Committee is chaired by the Group Head of Risk and Group Special Assets Management (GSAM). The GRC is responsible for agreeing Group standards for risk measurement and management, and also delegating authorities and responsibilities to risk committees and the Group and Regional Credit Committees and Risk Officers.

The committee process ensures that standards and policy are cascaded down through the organisation from the Board through the GRC and the GALCO to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group so as to provide assurance that standards and policies are being followed.

The Group Finance Director and the Group Head of Risk manage a risk function that is separate from the business line which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities;
- validates risk models; and
- recommends risk appetite and strategy.

Individual GEDs are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activity;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The Group's Risk Management Framework identifies 18 risk types which are managed by designated Risk Type Owners (RTOs) who are all approved persons under the FSA regulatory framework and have responsibility for setting minimum standards and governance and assurance processes. The RTOs report up through specialist risk committees to the GRC, or in the case of Liquidity Risk, to the GALCO.

The Group Finance Director and the Group Head of Risk, together with Group Internal Audit, provides assurance separate from the business lines that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk Management
Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfolios in the banking and trading books.

Clear responsibility for credit risk is delegated from the Board through to the GRC. Standards are approved by the GRC which also delegates credit authorities through the Group Finance Director to the Group Head of Risk, the Group and Regional Credit Committees and independent Risk Officers at Group and at the Wholesale Banking and Consumer Banking business levels.

Procedures for managing credit risk are determined at the business levels with specific policies and procedures being set for different risk environment and business goals. The Risk Officers are located in the businesses to maximise the efficiency of decision making, but have a reporting line which is separate from the business lines into the Group Head of Risk.

The businesses working with the Risk Officers, have responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies and business strategy.

Wholesale Banking

Within the Wholesale Banking business, a numerical grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure with customers analysed against a range of quantitative and qualitative measures. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or Regional level Credit Committee. These Committees receive their authority and delegated responsibilities from the GRC.

Consumer Banking

For Consumer Banking, standard credit application forms are generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have increased by 55 per cent during the year to $112.2 billion. Of this increase, SCFB accounts for $31.2 billion (28 per cent).

The Wholesale Banking portfolio is well diversified across both geography and industry, with no significant concentration to sub-industry classification levels under manufacturing, financing, insurance and business services, commerce or transport, storage and communication.

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,051	4,129	2,532	22,522	996	1,469	132	88	152	44,071
Other	2,154	1,043	663	3,954	3,145	947	2,001	525	158	14,590
Small and medium enterprises	791	1,673	794	4,727	989	332	78	107	–	9,491
Consumer Banking	14,996	6,845	3,989	31,203	5,130	2,748	2,211	720	310	68,152
Agriculture, forestry and fishing	24	–	44	9	110	17	25	183	234	646
Construction	91	48	11	90	64	139	223	41	6	713
Commerce	2,004	958	325	237	598	392	1,324	420	819	7,077
Electricity, gas and water	290	1	65	17	284	49	180	12	664	1,562
Financing, insurance and business services	1,425	925	589	1,135	1,065	502	1,235	168	1,842	8,886
Loans to governments	–	2,323	1,976	66	101	–	70	7	331	4,874
Mining and quarrying	24	11	8	19	140	10	185	75	656	1,128
Manufacturing	1,223	302	344	1,702	2,955	1,019	1,210	402	2,186	11,343
Commercial real estate	1,194	834	3	797	555	61	5	13	18	3,480
Transport, storage and communication	320	235	240	80	304	108	452	174	1,477	3,390
Other	50	85	49	750	11	5	257	46	40	1,293
Wholesale Banking	6,645	5,722	3,654	4,902	6,187	2,302	5,166	1,541	8,273	44,392
Portfolio impairment provision	(57)	(26)	(30)	(68)	(107)	(33)	(29)	(10)	(7)	(367)
Total loans and advances to customers	21,584	12,541	7,613	36,037	11,210	5,017	7,348	2,251	8,576	112,177
Total loans and advances to banks	5,688	2,431	173	3,222	2,213	238	1,255	313	7,426	22,959

* Middle East and Other S Asia includes the following amounts relating to the UAE: Consumer Banking, $915 million (2004: $832 million) Wholesale Banking, $2,448 million (2004: $2,300 million), total loans and advances to customers, $3,363 million (2004: $3,132 million), and total loans and advances to banks, $391 million (2004: $237 million).

Risk continued

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	#*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	#Total $m
Loans to individuals										
Mortgages	12,189	5,064	2,422	–	737	1,194	87	63	262	22,018
Other	2,097	651	488	194	2,909	1,201	1,928	431	102	10,001
Small and medium enterprises	731	1,622	578	–	200	230	42	76	–	3,479
Consumer Banking	15,017	7,337	3,488	194	3,846	2,625	2,057	570	364	35,498
Agriculture, forestry and fishing	–	26	55	–	56	15	19	171	314	656
Construction	154	27	6	–	34	105	239	46	4	615
Commerce	1,560	804	136	31	864	262	1,202	353	1,113	6,325
Electricity, gas and water	387	40	71	78	193	104	119	102	300	1,394
Financing, insurance and business services	1,914	1,608	554	41	721	497	1,362	47	2,268	9,012
Loans to governments	–	306	1,551	–	–	–	16	7	225	2,105
Mining and quarrying	–	65	63	–	122	1	149	95	1,032	1,527
Manufacturing	1,343	423	269	316	2,196	814	1,267	404	2,294	9,326
Commercial real estate	984	721	2	–	388	–	–	29	2	2,126
Transport, storage and communication	366	280	128	134	187	226	299	165	1,177	2,962
Other	19	128	51	–	354	43	243	24	86	948
Wholesale Banking	6,727	4,428	2,886	600	5,115	2,067	4,915	1,443	8,815	36,996
General Provision									(335)	(335)
Total loans and advances to customers	21,744	11,765	6,374	794	8,961	4,692	6,972	2,013	8,844	72,159
Total loans and advances to banks	2,852	2,072	349	1,646	1,705	171	892	374	7,321	17,382

* Middle East and Other S Asia includes the following amounts relating to the UAE: Consumer Banking, $915 million (2004: $832 million) Wholesale Banking, $2,448 million (2004: $2,300 million), total loans and advances to customers, $3,363 million (2004: $3,132 million), and total loans and advances to banks, $391 million (2004: $237 million).

A reclassification of $997 million from Other to Small and medium enterprises that was made at 30 June 2005 (31 December 2004: $951 million) has been reversed.

Maturity analysis

Approximately 47 per cent of the Group's loans and advances are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominately short term, with 75 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 65 per cent of the portfolio is in the mortgage book, traditionally longer term in nature. Whilst the Other and SME loans in Consumer Banking have short contractual maturities, in the normal course of business they may be renewed and repaid over longer terms.

	2005				2004			
	One year or less $m	One to five years $m	Over five years $m	Total $m	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking								
Mortgages	4,756	9,598	29,717	44,071	1,877	4,156	15,985	22,018
Other	8,352	4,666	1,572	14,590	5,718	3,880	403	10,001
SME	5,883	1,687	1,921	9,491	989	440	2,050	3,479
Total	18,991	15,951	33,210	68,152	8,584	8,476	18,438	35,498
Wholesale Banking	33,450	7,246	3,696	44,392	27,670	5,227	4,099	36,996
Portfolio impairment provision				(367)				(335)
Loans and advances to customers	52,441	23,197	36,906	112,177	36,254	13,703	22,537	72,159

Problem Credit Management and Provisioning

Consumer Banking

An account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These accounts are closely monitored and subject to a special collections process. Accounts that are overdue by more than 90 days are considered non-performing.

The process used for raising provisions is dependant on the product. For mortgages, individual provisions are generally raised at 150 days past due and for other secured products at 90 days past due based on the difference between the outstanding amount of the loan and the present value of the estimated future cash flows. For unsecured products individual provisions are raised and loans are charged off at 150 days past due.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in the loan portfolio including performing loans and loans overdue. The provision is set with reference to past experience using flow rate methodology as well as taking account of judgemental factors such as the economic and business environment in our core markets, and the trends in a range of portfolio indicators.

The 2005 coverage ratio includes the Consumer Banking portfolio provisions upon adoption of IAS 39, whereas 2004 comparatives exclude the UK GAAP general provision.

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	81	117	171	856	101	53	22	17	29	1,447
Individual impairment provision	(22)	(31)	(63)	(310)	(61)	(13)	(16)	(9)	(3)	(528)
Non-performing loans net of individual impairment provision	59	86	108	546	40	40	6	8	26	919
Portfolio impairment provision										(278)
Net non-performing loans and advances										641
Cover ratio										56%

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	72	146	181	–	94	42	42	24	46	647
Impairment provision	(32)	(24)	(28)	–	(47)	(12)	(22)	(9)	(5)	(179)
Interest in suspense	(1)	(4)	(24)	–	(7)	(8)	(15)	(8)	(7)	(74)
Net non-performing loans and advances	39	118	129	–	40	22	5	7	34	394
Cover ratio										39%

* Middle East and Other S Asia includes net non-performing loans and advances net of individual impairment provision relating to the UAE of $nil (2004: $1 million).

Risk continued

Wholesale Banking

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process with oversight involving senior Risk Officers and GSAM. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM, the specialist recovery unit.

Loans are designated as impaired and considered non-performing as soon as payment of interest or principal is 90 days or more overdue or where recognised weakness implies that full payment of either interest or principal becomes questionable. Impaired accounts are managed by GSAM, which is independent of the main businesses of the Group. Where the principal, or a portion thereof, is considered uncollectible, an individual impairment provision is raised being the difference between the loan carrying amount and the present value of estimated future cash flows. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an account against which an impairment provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in any loan portfolio. The provision is not held to cover losses arising from future events. In Wholesale Banking, the portfolio impairment provision is set with reference to past experience using expected loss and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The following tables set out the total non-performing portfolio in Wholesale Banking:

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	355	125	36	156	133	83	60	89	210	1,247
Individual Impairment provision	(257)	(109)	(33)	(51)	(118)	(27)	(48)	(51)	(164)	(858)
Non-performing loans and advances net of individual impairment provision	98	16	3	105	15	56	12	38	46	389
Portfolio impairment provision										(90)
Net non-performing loans and advances										299

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	409	185	117	1	557	68	175	104	674	2,290
Impairment provision	(257)	(89)	(68)	(1)	(255)	(29)	(100)	(46)	(435)	(1,280)
Interest in suspense	(92)	(56)	(35)	–	(54)	(26)	(68)	(42)	(127)	(500)
Net non-performing loans and advances										510

* Middle East and Other S Asia includes net non-performing loans and advances net of individual impairment provision relating to the UAE of $nil (2004: $5 million).

Wholesale Banking Cover Ratio

At 76 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The cover ratio as at December 2004 shown below was calculated on a UK GAAP basis which included interest in suspense as part of the cover. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they were the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Refer to note 20 on page 90. Claims under the LMA were settled in the first half of 2005 and accordingly the balances reported under SCNB have reduced to $nil in the 2005 table below.

	2005 Total $m	2005 SCNB (LMA) $m	2005 Total excl LMA $m
Loans and advances – Gross non-performing	1,247	–	1,247
Impairment provision	(948)	–	(948)
Net non-performing loans and advances	299	–	299
Cover ratio			76%

	2004 Total $m	2004 SCNB (LMA) $m	2004 Total excl LMA $m
Loans and advances – Gross non-performing	2,290	351	1,939
Impairment provision	(1,280)	(115)	(1,165)
Interest in suspense	(500)	–	(500)
Net non-performing loans and advances	510	236	274
Cover ratio			86%

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provisions against loans and advances:

2005	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2005	289	113	96	1	302	41	122	55	440	1,459
Adjusted for adoption of IAS 39	5	6	31	–	17	2	3	9	17	90
Restated provision held at 1 January 2005	294	119	127	1	319	43	125	64	457	1,549
Exchange translation differences	(7)	(2)	1	4	(8)	(1)	5	(4)	(13)	(25)
Amounts written off	(156)	(30)	(58)	(21)	(204)	(66)	(70)	(43)	(223)	(871)
Recoveries of amounts previously written off	49	6	11	5	36	21	14	4	7	153
Acquisitions	–	–	–	352	–	–	–	–	–	352
Discount unwind	(3)	(3)	(4)	(28)	(2)	(1)	–	(2)	(5)	(48)
Other	1	–	–	–	19	(1)	1	(2)	3	21
New provisions	165	92	62	57	153	105	48	60	12	754
Recoveries/provisions no longer required	(64)	(42)	(43)	(9)	(134)	(60)	(59)	(17)	(71)	(499)
Net charge against/(credit) to profit	101	50	19	48	19	45	(11)	43	(59)	255
Provisions held at 31 December 2005	279	140	96	361	179	40	64	60	167	1,386

* Middle East and Other S Asia provisions at 31 December 2005 includes $26 million (2004: $42 million) relating to the UAE.

Risk continued

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2004	268	123	144	–	390	55	158	58	465	1,661
Exchange translation differences	–	3	–	–	2	2	(4)	2	8	13
Acquisitions	–	–	–	–	36	–	–	–	–	36
Amounts written off	(154)	(62)	(63)	–	(142)	(65)	(42)	(21)	(58)	(607)
Recoveries of amounts previously written off	29	7	10	–	12	24	7	4	2	95
Other	4	–	(2)	–	(42)	(1)	(5)	–	38	(8)
New provision	207	60	36	1	94	106	43	27	35	609
Recoveries/provisions no longer required	(65)	(18)	(29)	–	(48)	(80)	(35)	(15)	(50)	(340)
Net charge against/(credit) to profit	142	42	7	1	46	26	8	12	(15)	269
Provisions held at 31 December 2004	289	113	96	1	302	41	122	55	440	1,459

* Middle East and Other S Asia provisions at 31 December 2005 includes $26 million (2004: $42 million) relating to the UAE.

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The GRC approves country risk and delegates the setting and management of country limits to the Group Head, Credit and Country Risk.

The business and country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	2005				2004			
	Public sector $m	Banks $m	Other $m	Total $m	Public sector $m	Banks $m	Other $m	Total $m
USA	1,227	555	2,505	4,287	824	745	2,660	4,229
Korea	13	1,476	2,006	3,495	47	1,258	698	2,003
Hong Kong	1	311	2,776	3,088	4	199	2,719	2,922
France	159	2,550	155	2,864	149	1,243	183	1,575
China	63	982	1,405	2,450	101	686	902	1,689
India	1	949	1,456	2,406	74	1,132	867	2,073
Singapore	–	326	1,945	2,271	–	325	1,939	2,264
Netherlands	–	–	–	–	–	2,639	406	3,045

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee (GMR) provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the banking book. Trading and Banking books are defined as per the Financial Services Authority (FSA) Handbook IPRU (Bank). Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. GMR approves the limits within delegated authorities and monitors exposures against these limits.

GMR complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and banking books combined at 31 December 2005 was $10.8 million (31 December 2004: $15.4 million).

Interest rate related VaR was $10.3 million (31 December 2004: $15.6 million) and foreign exchange related VaR was $1.1 million (31 December 2004: $3.0 million).

The average total VaR for trading and banking books during the year to 31 December 2005 was $12.4 million (31 December 2004: $15.8 million) with a maximum exposure of $20.6 million.

VaR for interest rate risk in the banking books of the Group totalled $9.2 million at 31 December 2005 (31 December 2004: $16.7 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily income earned from market risk related activities was $4.1 million, compared with $3.8 million during 2004.

Revenue Distribution


60
45
30
15
0
Number of days
1
1
-
5
4
31
45
46
48
38
18
6
10
4
3
<(3)
(3)-(2)
(2)-(1)
(1)-0
0-1
1-2
2-3
3-4
4-5
5-6
6-7
7-8
8-9
9-10
>10
$ Million

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and banking foreign currency translation exposures and structural currency exposures in net investments in non US dollar units.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily income from foreign exchange trading businesses during 2005 was $2.0 million (2004: $1.6 million).

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and non-trading interest rate exposures.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

The average daily income from interest rate trading businesses during 2005 was $2.1million (2004: $2.2 million).

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 50 on page 125 for further information on Market Risk.

Hedging

In accounting terms, hedges are classified into three typical types: fair value hedges, where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, where variable rates of interest or foreign exchange are exchanged for fixed rates; and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

Risk continued
The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk
The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group aims to be in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made.

Liquidity risk management is governed by GALCO, which is chaired by the Group Finance Director and with authority derived from the Board. GALCO is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee (LMC) with regional and country Asset and Liability Committees (ALCO).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations and Group policy and maintaining a Country Liquidity Crisis Contingency Plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO also oversees the structural foreign exchange and interest rate exposures that arise within the Group. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Capital Management Committee. Policies and guidelines for the maintenance of capital ratio levels are approved by GALCO. Compliance with Group ratios are monitored centrally by Group Corporate Treasury while local requirements are monitored by the local ALCO.

Policies and guidelines for the setting and maintenance of capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk
Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of technology, processes, infrastructure, personnel and other risks having an operational impact. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

A Group operational risk function separate from the business lines is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. They are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Compliance and Regulatory Risk
Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk
Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk. The Group manages legal risk through the Group Legal Risk Committee, Legal Risk policies and procedures and effective use of its internal and external lawyers

Reputational Risk
Reputational Risk is the risk of failing to meet the standards of performance or behaviour required or expected by stakeholders in commercial activities or the way in which business is conducted. Reputational Risks arise as a result of poor management of problems occurring in one or more of the primary banking risk areas (Credit, Market, Operational risk areas) and/or from Social, Ethical or Environmental Risk issues. All members of staff have a responsibility for maintaining the Group's reputation.

The Group manages reputational risk through the Group Reputational Risk Committee, which reports to the GRC, and through Country Management Committees. Wholesale Banking has a specialised Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee.

Independent Monitoring
Group Internal Audit is an independent Group function that reports to the Group Chief Executive and the ARC. Group Internal Audit provides independent check that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

Capital

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively.

	2005 $m	*2004 $m
Tier 1 capital:		
Called up ordinary share capital and preference shares	5,982	3,818
Eligible reserves	6,151	4,617
Minority interests	115	111
Innovative Tier 1 securities	1,542	1,246
Less: Restriction on innovative Tier 1 securities	(83)	(68)
Goodwill and other intangible assets	(4,321)	(1,900)
Unconsolidated associated companies	186	30
Other regulatory adjustments	153	110
Total Tier 1 capital	9,725	7,964
Tier 2 capital:		
Eligible revaluation reserves	195	–
Portfolio impairment provision (2004: general provision)	368	335
Qualifying subordinated liabilities:		
Perpetual subordinated debt	3,128	1,961
Other eligible subordinated debt	4,169	3,525
Less: Amortisation of qualifying subordinated liabilities	(229)	–
Restricted innovative Tier 1 securities	83	68
Total Tier 2 capital	7,714	5,889
Investments in other banks	(148)	(33)
Other deductions	(173)	(34)
Total capital base	17,118	13,786
Banking book:		
Risk weighted assets	99,378	69,438
Risk weighted contingents	16,274	14,847
	115,652	84,285
Trading book:		
Market risks	6,701	4,608
Counterparty/settlement risk	3,571	3,231
Total risk weighted assets and contingents	125,924	92,124
Capital ratios:		
Tier 1 capital	7.7%	8.6%
Total capital	13.6%	15.0%

* As previously reported under UK GAAP.

Board of Directors

1. Bryan Sanderson CBE*
Chairman
Appointed to the Board on 9 December 2002 and as Chairman on 8 May 2003. He spent most of his career with British Petroleum, rising to become a main board director and Chief Executive of BP Chemicals before he retired in 2000. He is Chairman of BUPA and joint Chairman of the Asia Task Force with the British Secretary of State for Trade and Industry. He is also a non-executive director of Sunderland Limited and of Durham County Cricket Club Holdings Limited and is on the board of directors of the Asian University for Women Support Foundation and the Commonwealth Business Council. Age 65.

2. E Mervyn Davies CBE*
Group Chief Executive
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. Before his appointment as Group Chief Executive he was the executive director with responsibility for Hong Kong, China and North East Asia and for Group-wide Technology and Operations. He is a non-executive director of Tesco PLC and of Tottenham Hotspur plc and is Chairman of the Appeal Fundraising Board of Breakthrough Breast Cancer. Age 53.

3. Mike DeNoma*
Appointed to the Board on 12 May 2000. He is responsible for the Group's Consumer Banking business worldwide. He joined Standard Chartered in July 1999 with responsibility for Consumer Banking in Asia. He is a member of the board of Singapore Management University and a director of the International Center for Missing and Exploited Children. He is based in Singapore. Age 49.

4. Richard Meddings*
Appointed to the Board on 16 November 2002. He is responsible for growth and governance across Africa, the Middle East, Pakistan, the United Kingdom, Europe and the Americas. Prior to his appointment, he was Chief Operating Officer, Barclays Private Clients at Barclays PLC. He was Group Finance Director of The Woolwich plc, before it was acquired by Barclays, where his responsibilities also included risk, compliance and treasury. He is a director of the Indo British Partnership Network. Age 47.

5. Kai Nargolwala*
Appointed to the Board on 7 May 1999. He is responsible for growth and governance across the Asia Pacific region and India, Afghanistan, Bangladesh and Sri Lanka. He is a non-executive director of Tate & Lyle PLC and is on the Visa International Asia Pacific Regional Board. He joined Standard Chartered in 1998 as Group Head of Sales. He is based in Singapore. Age 55.

6. Peter Sands*
Appointed to the Board on 14 May 2002. He is responsible for Finance, Risk, Strategy and Technology and Operations. Prior to his appointment he was a director with worldwide consultants McKinsey & Co. He had been with McKinsey since 1988, where he worked extensively in the banking and technology sectors in a wide range of international markets. Age 44.

7. Sir CK Chow†
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of MTR Corporation Limited of Hong Kong and is non-executive Chairman of Standard Chartered Bank (Hong Kong) Limited. He is a member of the Hong Kong Tourism Board, the Council of the Chinese University of Hong Kong and the Council of the Hong Kong Institute of Certified Public Accountants. Previously he was Chief Executive Officer of GKN plc and Brambles Industries plc. He was formerly a president of the Society of British Aerospace Companies. He is based in Hong Kong. Age 55.

8. Jamie Dundas†
Appointed to the Board on 15 March 2004. He is a non-executive director of J Sainsbury plc and of Drax Group plc and is Chairman of Macmillan Cancer Relief. Previously he was Chief Executive Officer of the UK property company MEPC and Finance Director of the Airport Authority Hong Kong. Age 55.


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9. Val Gooding CBE†
Appointed to the Board on 1 January 2005. She is Chief Executive Officer of BUPA and a non-executive director of Compass Group PLC. She was previously Director, Asia Pacific with British Airways, a non-executive director of BAA and of Cable & Wireless Communications plc and on the Board of the Association of British Insurers. She is a non-executive director of The Lawn Tennis Association and a Trustee of the British Museum. Age 55.

10. Ho KwonPing†
Appointed to the Board on 22 October 1996. He is Chairman of Banyan Tree Holdings Pte Ltd. He is also Chairman of the Wah-Chang Group. In addition, he is Chairman of Singapore Management University, Chairman of MediaCorp and a board director of Singapore Airlines Limited. He is based in Singapore. Age 53.

11. Rudy Markham†
Appointed to the Board on 19 February 2001. He is Chief Financial Officer of Unilever. Age 59.

12. Ruth Markland†
Appointed to the Board on 3 November 2003. She is Chairman of the Board of Trustees of the WRVS and was formerly Managing Partner Asia for the international law firm Freshfields Bruckhaus Deringer. Age 53.

13. Hugh Norton†
Senior Independent Director
Appointed to the Board on 7 August 1995. He was formerly a Managing Director of British Petroleum. Age 69.

14. Paul Skinner†
Appointed to the Board on 3 November 2003. He is chairman of Rio Tinto plc, the global mining company, and was formerly a Group Managing Director of the Royal Dutch/Shell Group of companies and CEO of its global Oil Products business. He is a non-executive director of the Tetra Laval Group, the privately owned global foods packaging company, and is also a member of the board of INSEAD, the Euro-Asian business school. Age 61.

15. Oliver Stocken†
Appointed to the Board on 1 June 2004. He is Deputy Chairman of 3i plc and a non-executive director of Pilkington plc, The Rank Group PLC and GUS plc. Previously he was Group Finance Director of Barclays PLC. Age 64.

Board Committees

Audit and Risk Committee
Rudy Markham (Chairman)
Jamie Dundas
Ruth Markland
Hugh Norton

Board Nomination Committee
Bryan Sanderson (Chairman)
Rudy Markham
Ruth Markland
Hugh Norton

Board Remuneration Committee
Hugh Norton (Chairman)
Ho KwonPing
Ruth Markland
Paul Skinner
Oliver Stocken

Corporate Responsibility and Community Committee
Bryan Sanderson (Chairman)
Mervyn Davies
Jamie Dundas
Val Gooding

* Also a director of Standard Chartered Bank.

† Independent non-executive director.


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Standard Chartered Bank

The directors of Standard Chartered Bank comprise the Chairman and executive directors of Standard Chartered PLC and the following three senior executives:

Gareth Bullock

Joined Standard Chartered in 1996. He is a director of Standard Chartered Bank and Group Head, Strategy. In addition to Strategy, his portfolio of responsibilities includes Corporate Development and Outserve. Most recently he was the Group's Chief Information Officer and prior to that, CEO Africa. He has held other senior positions in the United Kingdom, Europe, Hong Kong, China and North East Asia. He is a non-executive director of Fleming Family & Partners Limited and of Spirax-Sarco Engineering plc. Age 52.

Mike Rees

Joined Standard Chartered in 1990. He is a director of Standard Chartered Bank and Chief Executive Officer Wholesale Bank. He has held the positions of Chief Financial Officer of Group Treasury, Regional Treasurer in Singapore and Group Head of Global Markets. Age 50.

Tim Miller

Joined Standard Chartered in 2000. He is Director, People, Property and Assurance and has responsibility for Human Resources, Corporate Real Estate, Compliance and Regulatory Risk and Legal. He also has functional responsibility for Internal Audit and the Corporate Secretariat. Prior to joining the Group he was Human Resources Director of GlaxoSmithKline's worldwide manufacturing operations. He is a director of Standard Chartered First Bank Korea Limited and a non-executive director of Michael Page International plc. Age 48.

Group Management Committee

The Group Management Committee as at 2 March 2006 comprises the directors of Standard Chartered Bank, other than Bryan Sanderson, and the following senior executives:

Jaspal Bindra

Joined Standard Chartered in 1998. He is General Manager South East and South Asia. He has held the positions of Global Head Client Relationships and Regional General Manager, India. He is a director of Standard Chartered (Thai) Public Company Limited. Age 45.

David Edwards

Joined Standard Chartered in 1999. He is Group Head, Risk and Group Special Assets Management. He has previously held the positions of Regional General Manager, Middle East and South Asia and Group Head Risk Management. He is a director of Standard Chartered First Bank Korea Limited. Age 52.

The directors have pleasure in submitting their report and the accounts of the Company and its subsidiaries for the year ended 31 December 2005.

Activities
The Company is a holding company co-ordinating the activities of its subsidiary undertakings which are principally engaged in the business of banking and the provision of other financial services.

The Chairman's Statement on pages 4 and 5, the Group Chief Executive's Review on pages 6 to 11 and the Financial and Business Reviews on pages 12 to 37 contain a review of the business of the Group during 2005, of recent events and of likely future developments.

Results
The results for the year are set out in the consolidated income statement on page 64.

Share Capital
During the year 3,525,788 ordinary shares were issued under the Company's employee share plans at prices between nil and 743 pence. On 23 May 2005, 11,700,000 new ordinary shares were issued to the 1995 Employee Benefit Trust at a price of 985.6 pence per share. These shares were issued to enable the Trust to satisfy exercises of options under the Company's Restricted Share Scheme, Performance Share Plan and Executive Share Option Schemes. Further details of the employee share plans and the Employee Benefit Trust can be found in note 40 to the accounts.

On 13 May 2005, 2,522,654 ordinary shares were issued instead of the 2004 final cash dividend. On 14 October 2005, 1,735,708 ordinary shares were issued instead of the 2005 interim cash dividend.

On 14 January 2005, 117,902,943 new ordinary shares were issued as a result of an institutional placing, at a price of 920 pence per share. These shares were issued to partially fund the acquisition of Korea First Bank (now called Standard Chartered First Bank Korea Limited).

On 12 January 2006, 3,401,290 new ordinary shares were issued as partial consideration for the Group's 20 per cent investment in Fleming Family & Partners Limited, at an average price of 1301 pence per share. Further details of these issues of ordinary shares and other matters relating to the Company's share capital can be found in note 37 to the accounts.

During 2005, the Company repurchased and cancelled 3,000 of its 8.9 per cent preference shares of $5 each. Following this repurchase and cancellation 328,388 US dollar preference shares remain in issue. Further details of this repurchase of US dollar preference shares can be found in note 37 to the accounts.

There were no repurchases of the Company's ordinary shares or sterling preference shares during 2005.

Dividends
The directors recommend the payment of a final dividend for 2005 of 45.06 cents per ordinary share to be paid on 12 May 2006 to shareholders on the register on 10 March 2006. The 2005 interim dividend of 18.94 cents per ordinary share was paid on 14 October 2005, making a total of 64 cents for the year.

The ordinary shareholders will again be offered the choice to receive their cash dividends in sterling, Hong Kong dollars or US dollars. It is also intended that the share dividend alternative to the cash dividend will be offered during 2006.

Substantial Shareholdings
As far as the directors are aware there were no shareholders as at 31 December 2005, with an interest in more than ten per cent in the Company's issued ordinary share capital.

At 2 March 2006, the Company had been notified of the following interests of three per cent or more in its issued ordinary share capital.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Fidelity Investments	114,833,806	8.7004
Goodwood Park Hotel Limited*	64,180,842	4.8627
The estate of Tan Sri Khoo Teck Puat	61,663,304	4.6719
Glen Holdings (Private) Limited*	60,762,549	4.6037
Legal and General Investment Management Limited	52,851,306	4.0043
The Capital Group Companies Inc	52,419,701	3.9716

* Glen Holdings (Private) Limited is 100 per cent owned by Goodwood Park Hotel Limited, therefore the interest shown for Goodwood Park Hotel Limited includes the number of shares shown for Glen Holdings (Private) Limited.

Loan Capital
Details of the loan capital of the Company and its subsidiaries are set out in note 36 to the accounts.

Fixed Assets
Details of the fixed assets of the Company are set out in note 22 to the accounts. Details of the fixed assets of the Group are set out in notes 22, 24 and 25 to the accounts.

Directors

The directors of the Company at the date of this report are listed on pages 38 and 39. All of the directors held office throughout the year.

Miss V F Gooding was appointed as a non-executive director with effect from 1 January 2005 and was elected by the shareholders at the 2005 Annual General Meeting (AGM). Mr C A Keljik retired as a director on 5 May 2005.

Mr E M Davies, Mr M B DeNoma, Mr R H P Markham, Mr B K Sanderson and Mr P A Sands retire from office by rotation and will offer themselves for re-election at this year's AGM, in accordance with the Company's articles of association.

Mr H E Norton and Sir CK Chow have completed nine years' service on the Board and will therefore offer themselves for re-election at this year's AGM, in accordance with the recommendations of the Combined Code.

Mr Ho KwonPing having completed nine years' service on the Board will retire at the conclusion of this year's AGM.

Mr Davies, Mr DeNoma, Mr Sanderson and Mr Sands have service contracts with a notice period of one year. Sir CK Chow, Mr Markham and Mr Norton are non-executive directors and do not have service contracts.

Directors' Interests

The directors' beneficial interests in the ordinary shares of the Company as at 31 December 2005 are shown in the Directors' Remuneration Report on pages 49 to 61.

Qualifying third party indemnities

At the 2005 AGM, the Company's articles of association were amended to reflect the changes in law, in respect of granting qualifying third party indemnities, brought about by the Companies (Audit, Investigations and Community Enterprise) Act 2004. In February 2006, the Company granted qualifying third party indemnities to the directors of the Company and of Standard Chartered Bank, subject to and on terms consistent with the Company's articles of association and the Companies Act 1985 (as amended by the Companies (Audit, Investigations and Community Enterprise) Act 2004. The indemnities remain in force at the time of this report.

Risk Management

The risk management objectives and policies of the Group, including its policy for hedging risk are set out in pages 28 to 36. The Group's exposure to credit risk is set out on pages 28 to 34, liquidity risk in note 47 to the accounts, and market risk in note 50 to the accounts. Company-only risks are managed as a part of overall Group risks.

Significant Contracts

There were no contracts of significance during the year in which any of the directors were materially interested.

Related Party Transactions

Details of transactions with directors and officers and other related parties are set out in note 51 to the accounts.

Employees

The Group employs almost 44,000 staff in 56 countries and territories. The average number of people employed by the Group in the United Kingdom during the year was 1,276 and their total remuneration for the year was $315 million. Employees in all the territories where the Group operates have the opportunity to participate in the Group's all-employee sharesave schemes. This encourages their contribution to the Group's performance. Further details of the sharesave schemes are given on page 18 and in note 40 to the accounts.

The employment policies of the Group are designed to meet the relevant social, statutory and market conditions and practices in each country where the Group operates. The Group communicates systematically with its employees on a wide range of issues. This is done by briefings to managers who are encouraged to hold subsequent meetings with staff and by circulars, publications and videos.

The Group recognises its social and statutory duty to employ disabled people and has followed a policy in the United Kingdom by providing, wherever possible, the same employment opportunities for disabled people as for others. If employees become disabled every effort is made to ensure their employment continues, with appropriate training where necessary. Further details of the Group's employees can be found in the Business Review on pages 12 to 21.

Areas of Operation

The Group has over 1,200 branches and corporate offices, as shown on pages 140 and 141.

Major Customers

Taken together, the five largest customers of the Group account for 1.53 per cent of the total interest income and other operating income of the Group in the year ended 31 December 2005.

Creditor Payment Policy

Operating businesses are responsible for agreeing the terms and conditions with their suppliers in the economies where they conduct business. It is the Group's policy to pay creditors when the amounts fall due for payment.

Standard Chartered PLC is a holding company and does not trade. Therefore, it is not considered meaningful to give a number of days' purchases outstanding for the Company at 31 December 2005. For the Group's operations in the United Kingdom, there were 56 days' purchases outstanding at 31 December 2005.

Community Investment
The Group recognises its responsibility to invest in the communities where it operates and to act as a good corporate citizen. In 2005, the Group gave $7.7 million to fund the work of non-governmental organisations (of which $1.3 million was given to United Kingdom registered charities, focusing on supporting their work outside the United Kingdom). Further details of community projects can be found in the Business Review on pages 12 to 21.

HIV/AIDS Policy
The Group is committed to addressing social, health and human rights issues confronting its employees, their families and the communities in which it operates. The Group recognises that the principal competitive advantage of any business is gained through its employees, and this advantage is only sustainable if they are healthy, skilled and motivated. HIV/AIDS directly and indirectly impacts the Group's staff and therefore its business.

A policy on HIV/AIDS has been developed by the Group to be adopted across all the countries in which the Group operates and will apply to all staff and their families in a manner consistent with existing medical cover. A copy of the Group's HIV/AIDS policy is available to shareholders on the Company's website at: www.standardchartered.com/corporateresponsibility

Environmental Policy
The Group recognises that it should minimise any adverse impact of the conduct of business on the environment. It therefore aims to manage its businesses according to best practice with regard to the use of energy and other resources and by disposing of waste responsibly, by encouraging its customers to ensure that their products, processes and businesses do not damage the environment unnecessarily, and by taking environmental considerations into account in business decisions.

A copy of the Group's environmental report is available to shareholders on the Company's website at: www.standardchartered.com/corporateresponsibility

Social, Ethical and Environmental (SEE) Responsibilities
A report on SEE responsibilities can be found on page 48 and further details of the Group's policies on SEE risk can be found on the Company's website: www.standardchartered.com/corporateresponsibility

Corporate Governance
A report on corporate governance is included on pages 44 to 48.

Auditor
A resolution will be proposed at the 2006 AGM to reappoint KPMG Audit Plc as the auditor of the Company.

The directors have taken all necessary steps to make themselves and KPMG Audit Plc aware of any information needed in preparing the audit of the 2005 Annual Report and Accounts and as far as each of the directors is aware, there is no relevant audit information of which KPMG Audit Plc is unaware.

Annual General Meeting
The Company's AGM will be held at 12 noon (UK time) (7.00pm Hong Kong time) on Thursday 4 May 2006 at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. Details of the business to be transacted at the AGM are included in the accompanying Chairman's letter to shareholders.

By order of the Board

C B Brown
Group Company Secretary
2 March 2006

The Board of Standard Chartered PLC is responsible for ensuring proper standards of corporate governance are maintained and for accounting to shareholders.

This report has been prepared in accordance with the principles and provisions of the Code of Best Practice in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the 'Combined Code'). The directors confirm that the Company complies with the principles of the Combined Code except that meeting major shareholders is not currently part of the induction programme for non-executive directors. An explanation of this exception is given in the section on independent non-executive directors below. Apart from that exception, the following report explains how the Company applies the principles of the Combined Code.

The Company is a public company, listed on both the London and Hong Kong stock exchanges, and has sufficient share capital in public hands.

The directors confirm that, throughout the financial year, the Company complied with the provisions of Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the 'HK Listing Rules').

The directors confirm that Mrs A A Snow is the Company's qualified accountant for the purposes of Rule 3.24 of the HK Listing Rules.

The directors confirm that the Company has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the HK Listing Rules and that the directors of the Company complied with this code of conduct throughout the financial period.

The Board

The Board is made up of the Chairman, five executive directors and nine independent non-executive directors and is collectively responsible for the success of the Company. All the directors are subject to election by shareholders at the first Annual General Meeting (AGM) after their appointment and then to re-election at intervals of no more than three years.

The Board meets regularly and has a formal schedule of matters specifically reserved for its decision. These matters include determining and reviewing the strategy of the Company and the Group, overseeing the Group's compliance with statutory and regulatory obligations, issues relating to the Company's and the Group's capital, the Group's structure and areas of operation, financial reporting, ensuring there is a sound system of internal control and risk management, and appointments to the Board. The Board delegates matters to the executive directors and other senior management.

The Board has approximately eight scheduled meetings each year. At least two of these meetings are usually held in countries where the Group operates outside the United Kingdom. The directors use these overseas visits to meet staff, corporate customers, and government and regulatory officials.

The directors are given accurate, timely and clear information so that they can maintain full and effective control over strategic, financial, operational, compliance and governance issues.

The following table shows the number of Board and Committee meetings held during the year and the attendance of individual directors.

	Board (Scheduled)	Board (Ad hoc)	Audit & Risk Committee	Audit & Risk Committee (Ad hoc)	Corporate Responsibility and Community Committee	Nomination Committee	Remuneration Committee
Number of meetings in year	8	1	6	6	3	1	6
B K Sanderson	8	1	–	–	3	1	–
E M Davies	8	1	–	–	3	–	–
Sir CK Chow	8	1	–	–	–	–	–
M B DeNoma	8	0	–	–	–	–	–
J F T Dundas*	8	1	6	5	1/1	–	–
V F Gooding*	7	1	–	–	1/2	–	–
Ho KwonPing	7	0	–	–	–	–	5
R H P Markham	6	1	6	5	–	1	–
R Markland	8	1	6	4	–	1	6
R H Meddings	8	1	–	–	–	–	–
K S Nargolwala	7	1	–	–	–	–	–
H E Norton	8	1	6	4	–	1	6
P A Sands	8	1	–	–	–	–	–
P D Skinner	6	0	–	–	–	–	6
O H J Stocken	7	0	–	–	–	–	5

* Mr Dundas and Miss Gooding were appointed to the Corporate Responsibility and Community Committee on 1 November 2005 and 5 May 2005 respectively.

The directors have a range of skills and experience and each brings an independent judgement and considerable knowledge to the Board's discussions. On appointment, each director receives a full, formal, tailored induction covering the Group's business and operations and also the legal, regulatory and other obligations of a director of a dual-listed company. As well as formal induction, directors receive training through a formal and structured programme to continually develop and update their knowledge and capabilities. Where an independent non-executive director is appointed to one of the Board's standing committees, additional training is given which is relevant to the committee appointment. The independent non-executive directors appointed during 2004 and 2005 have completed their induction programmes.

The Company has arranged appropriate insurance cover in respect of legal proceedings and other claims against its directors. In addition, the Company has granted qualifying third party indemnities to the directors of the Company subject to and on terms consistent with the Company's articles of association and the Companies Act 1985.

The Board's executive directors are not allowed more than one non-executive directorship of a FTSE 100 company. Details of the directors' other directorships can be found in their biographies on pages 38 to 39.

Chairman and Group Chief Executive
The Group Chairman, Mr B K Sanderson, is also chairman of The British United Provident Association Limited and during the year was appointed as a director of Durham County Cricket Club Holdings Limited, the Asian University for Women Support Foundation, the Commonwealth Business Council Limited and the International Federation of Red Cross and Red Crescent Societies. Significant changes to the external commitments of the Chairman are reported to the Board for its approval.

The roles and objectives of the Chairman and the Group Chief Executive are separate and have been approved by the Board.

Independent Non-executive Directors
The Board considers that all of the non-executive directors are independent and has received from each of them the annual confirmation of independence required by the HK Listing Rules. The names and biographies of the non-executive directors are set out on pages 38 and 39. The non-executive directors are appointed for an initial three-year term and are subject to periodic re-appointment in accordance with the Company's articles of association. The Chairman has regular meetings with the non-executive directors without the executive directors being present.

The proposals for the re-election of non-executive directors who have served on the Board for more than six years are covered in the section on the work of the Board Nomination Committee below.

Mr H E Norton is the Senior Independent Director and can be contacted in writing at the Company's registered office.

Although not part of their induction programme, the non-executive directors have the opportunity, if they wish, to attend meetings with major shareholders and analysts and they receive, in a timely manner, accurate information reflecting the views of the Company's institutional shareholders and other stakeholders. Major shareholders have the opportunity to meet with the Senior Independent Director to discuss any issues or concerns if they wish to do so.

The Board is aware of the other commitments of its non-executive directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of the non-executive directors are reported to the Board.

The terms and conditions of the non-executive directors' appointments are available for inspection at the Company's registered office.

Board Committees
The Board has four standing committees with specific delegated authorities: the Audit and Risk Committee, the Board Nomination Committee, the Board Remuneration Committee and the Corporate Responsibility and Community Committee. Details of these committees and their members are given below.

Audit and Risk Committee
The members of the Audit and Risk Committee are:

Mr R H P Markham (chairman)	Ms R Markland
Mr J F T Dundas	Mr H E Norton

All the members of the Committee are independent non-executive directors. The Committee's chairman, Mr Markham, is a qualified accountant and has recent and relevant financial experience.

The Committee currently has six scheduled meetings each year. This reflects the importance the Board attaches to the role of the Committee and the amount of work it is required to carry out.

The Committee reviews and monitors the integrity of the Company's annual and interim financial statements, circulars to shareholders and any formal announcements relating to the Group's financial performance, including significant financial reporting judgements contained in them. It keeps under review the appropriateness of the Group's accounting policies and considers changes to them. Ultimate responsibility for the approval of the annual and interim financial statements rests with the Board.

At least once a year, the Committee meets with the external auditor and Group Head of Internal Audit without management being present to discuss matters relating to the auditor's remit and any issues arising from the audit.

In relation to the Group's internal audit function the Committee's responsibilities include:

- monitoring and assessing the role and effectiveness of the Group's internal audit function and receiving reports from the Group Head of Internal Audit on these matters; and
- considering the appointment, resignation or dismissal of the Group Head of Internal Audit.

In relation to the Group's external auditor the Committee's responsibilities include:

- considering and making recommendations to the Board on the appointment, re-appointment, resignation or dismissal of the external auditor;
- approving the terms of engagement, nature and scope of the audit;
- reviewing the findings of the audit including any major issues that arose during the course of the audit; and
- reviewing and monitoring the cost effectiveness of the audit taking into consideration relevant UK professional and regulatory requirements and approving the audit fee.

The Committee reviews the Group's internal financial controls and the Group's internal control and risk management systems and reports on these to the Board. Details of the Company's internal controls and how risk is managed can be found below under the heading 'Internal Controls'.

Arrangements have been put in place by which the Company's employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. These arrangements are covered in the Company's 'Speaking Up' policy, commonly known as a 'whistle-blowing policy'.

The Audit and Risk Committee is responsible for reviewing these arrangements and for ensuring that any matters of concern are investigated.

Board Nomination Committee
The members of the Board Nomination Committee are:

Mr B K Sanderson (chairman)	Ms R Markland
Mr R H P Markham	Mr H E Norton

All of the Committee members, with the exception of Mr Sanderson, are independent non-executive directors.

The Committee's responsibilities include:

- reviewing the structure, size and composition of the Board and making recommendations with regard to any adjustments that the Committee deems necessary to ensure the Board has the optimum balance of skills, knowledge and experience;
- where Board vacancies arise, evaluating the skill, knowledge and experience needed to fill the vacancy, and identifying and nominating suitable candidates to the Board; and
- keeping under review the succession plans for the Group relating to both directors and other senior executives and making consequential recommendations to the Board.

The Committee is also responsible for making recommendations for the appointment of the Group Chairman, Group Chief Executive or any other director. The Group Chairman will not chair any meeting at which the Committee is considering the appointment of a successor to the Group Chairman.

In the selection process for new directors, the Committee can consult external advisors and an external search consultant was used in the selection process prior to the appointment of Miss V F Gooding as an independent non-executive director with effect from 1 January 2005.

Before recommending the appointment of a non-executive director, the Committee would consider the suitability of a candidate against the skills, knowledge and experience required to produce a balanced Board. In addition, the Committee would take into account whether the candidate would have an appropriate amount of time to devote to their duties.

During the year the Committee reviewed the Group's succession planning processes and the succession plans relating to the executive directors and other senior executives. The Committee has reviewed the performance of the non-executive directors standing for re-election at the 2006 AGM and made recommendations to the Board on their re-election.

Sir CK Chow and Mr H E Norton have served on the Board for more than nine years and at the 2006 AGM will offer themselves for re-election in accordance with the provisions of the Combined Code. In considering the recommendation that these directors stand for re-election, the Committee reviewed their performance and contribution made to the deliberations and decisions of the Board during 2005 rigorously and, as part of its review, took into account the need for progressive refreshing of the Board. The Committee believes that Sir CK Chow and Mr Norton continue to be committed to the Company and independent in character and judgement and therefore fully supports the proposal to re-elect Sir CK Chow and Mr Norton as independent non-executive directors.

Board Remuneration Committee
The members of the Board Remuneration Committee are:

Mr H E Norton (chairman)	Mr P D Skinner
Mr Ho KwonPing	Mr O H J Stocken
Ms R Markland	

All of the Committee members are independent non-executive directors. The Committee determines the pay and benefits of the Group Chairman, executive directors and senior management. The remuneration of all directors and senior management is subject to regular monitoring to ensure that levels of remuneration and compensation are appropriate.

A statement of the Company's remuneration policy for directors and details of the work of the Committee are included in the Directors' Remuneration Report on pages 49 to 61.

Corporate Responsibility and Community Committee
The members of the Corporate Responsibility and Community Committee are:

Mr B K Sanderson (chairman)	Mr J F T Dundas
Mr E M Davies	Miss V F Gooding

The Committee was established by the Board in February 2005, to deal with matters relating to environment protection, social investment, economic development and other corporate responsibility and community matters.

The Committee's responsibilities include:

- ensuring that the Group's corporate responsibility and community aspirations and business activities are aligned;
- responding to emerging corporate responsibility issues arising from new regulation, legislation, stakeholder guidance and reporting;
- promoting the availability of accurate and reliable corporate responsibility and community data; and
- ensuring that the Group is in a position to report annually on Corporate Responsibility and Community activity in line with best practice.

During the year the Committee received presentations on a range of subjects including the Financial Services sector's response to climate change, the social and environmental risks associated with lending activity and microfinance and financial inclusion.

The Committee ensures that the Group continues to make progress in its efforts to understand and respond to the concerns and interests of stakeholders. The Group has a formal plan for stakeholder engagement that builds on the comprehensive work already carried out on employee engagement and customer satisfaction. In 2005, this plan focused at a Group-level on the socially responsible investment analyst community, non-governmental organisations and on the development and environmental divisions within the UK government.

The findings of this ongoing stakeholder research, alongside peer analysis and consideration of recognised corporate responsibility benchmarks and indices are used in setting the agendas for the Committee's meetings.

Terms of Reference
The schedule of matters reserved for the Board, the roles and responsibilities of the Chairman and Group Chief Executive and the terms of reference for the Audit and Risk Committee, the Board Nomination Committee, the Board Remuneration Committee and the Corporate Responsibility and Community Committee are available on the Company's website and available for inspection at the Company's registered office.

Independent Professional Advice
Directors may, in appropriate circumstances, take independent professional advice at the Company's expense. All of the directors have access to the Group Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable laws and regulations are complied with. The appointment and removal of the Group Company Secretary is a matter for the whole Board.

The Board's standing committees are able to take independent professional advice or use external consultants, where appropriate, at the Company's expense.

Performance Evaluation
The Board is responsible for ensuring that a rigorous evaluation is carried out of its performance, and that of its committees and individual directors.

During 2005 a formal evaluation of the effectiveness of the Board and its Committees was conducted using the services of an external facilitator who conducted interviews with each of the directors, members of the Group Management Committee and the Group Company Secretary. A report was distributed to each director and discussed by the Board. In addition, the Audit and Risk Committee and the Board Remuneration Committee each conducted their own internal reviews of their effectiveness. Individual appraisals of the directors have been undertaken by the Chairman, Group Chief Executive and Board Nomination Committee as appropriate. The independent non-executive directors, led by the Senior Independent Director, evaluated the Chairman's performance, taking into account the views of all the directors.

Relations with Shareholders
The Board recognises the importance of good communications with all shareholders. There is a regular dialogue with institutional shareholders and general presentations are made when the financial results are announced. The AGM is used as an opportunity to communicate with all shareholders.

The Combined Code requires companies to post the notice of the AGM to shareholders at least 20 working days before the date of the meeting. The Company aims to achieve this and will always give shareholders the 21 days' notice required by the Companies Act 1985 and the HK Listing Rules. Separate resolutions are proposed for each substantially separate issue. The Company displays the proxy voting results on each resolution at the AGM and on the Company's website. The notice of AGM is also available on audio cassette and CD.

The Company encourages its shareholders to receive the Company's corporate documents electronically. The annual and interim financial statements, notice of AGM and dividend circulars are all available electronically. Shareholders are also able to vote electronically on the resolutions being put to the AGM.

Auditor Independence and Objectivity
The Company has adopted a policy on the use of non-audit services provided by the Company's external auditor, KPMG Audit Plc (KPMG). The Committee's pre-approval is required before the Company uses non-audit services that fall within definitions contained in the policy. The non-audit services of KPMG will only be used where the Company benefits in a cost-effective manner and the auditor maintains the necessary degree of independence and objectivity.

In addition to audit related services, KPMG provided the following types of services in 2005:

- tax advisory and compliance;
- advice and support with due diligence exercises;
- advice on IFRS accounting;
- regulatory reviews and reporting;
- anti-money laundering advice;
- corporate recovery services; and
- risk and compliance advisory services.

Details of the amounts paid to KPMG during the year for audit and non-audit services are set out in note 7 to the accounts.

Going Concern
The Board confirms that it is satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason it continues to adopt the going concern basis when preparing the financial statements.

Internal Control
The Board is committed to managing risk and to controlling its business and financial activities in a manner which enables it to maximise profitable business opportunities, avoid or reduce risks which can cause loss or reputational damage, ensure compliance with applicable laws and regulations, and enhance resilience to external events. To achieve this, the Board has established a process for the identification, evaluation and management of the risks faced by the Group which operated through the year ended 31 December 2005 and to 2 March 2006, the date the Board approved this annual report and accounts. It should be recognised that such a process can only provide reasonable, not absolute, assurance against material misstatement or loss. This process is reviewed regularly by the Board and meets the requirements of the guidance entitled 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales in 1999. The system of internal control of the Group is also subject to regulatory oversight in the United Kingdom and overseas.

The Financial Review on pages 22 to 37 describes the Group's risk management structure. The Group's business is conducted within a developed control framework, underpinned by policy statements, written procedures and control manuals. This ensures that there are written policies and procedures to identify and manage risk including operational risk, country risk, liquidity risk, regulatory risk, legal risk, reputational risk, market risk and credit risk. The Board has established a management structure that clearly defines roles, responsibilities and reporting lines. Delegated authorities are documented and communicated. Executive risk committees regularly review the Group's risk profile.

The performance of the Group's businesses is reported regularly to senior line management and the Board. Performance trends and forecasts, as well as actual performance against budgets and prior periods, are closely monitored. Financial information is prepared using appropriate accounting policies, which are applied consistently. Operational procedures and controls have been established to facilitate complete, accurate and timely processing of transactions and the safeguarding of assets. These controls include appropriate segregation of duties, the regular reconciliation of accounts, and the valuation of assets and positions.

The effectiveness of the Group's internal control system is reviewed regularly by the Board, its committees, Group management, and Group Internal Audit. Group Internal Audit monitors compliance with policies and standards and the effectiveness of internal control structures across the Group. The work of Group Internal Audit is focused on the areas of greatest risk as determined by a risk based assessment methodology. Group Internal Audit reports regularly to the Audit and Risk Committee, the Chairman and to the Group Chief Executive. The findings of all adverse audits are reported to the Group Chief Executive and immediate corrective action is required.

The Audit and Risk Committee has reviewed the effectiveness of the Group's system of internal control during the year ended 31 December 2005 and reported to the Board. The review was supported by an annual business self-certification process, which was managed by Group Internal Audit. The Committee has also reviewed the recommendations for provisions against bad or doubtful loans and other credit exposures.

During 2004, Standard Chartered Bank entered into a Written Agreement with the Federal Reserve Bank of New York and the New York State Banking Department to address deficiencies relating to compliance with applicable federal and state laws, rules and regulations governing anti-money laundering. The Written Agreement remained in place during 2005. Significant remediation has been achieved and is being closely monitored by the Board.

Group Code of Conduct
The Board has approved a Group Code of Conduct relating to the lawful and ethical conduct of business. These requirements are supported by the Group's core values. The Group Code of Conduct has been communicated to all employees. All employees are expected to observe high standards of integrity and fair dealing in relation to customers, staff, and regulators in the communities in which the Group operates.

Social, Ethical and Environmental Responsibilities
The Group complies with the guidelines issued by the Association of British Insurers on socially responsible investment and reporting on social, ethical and environmental (SEE) matters and is committed to the communities and environments in which it operates. The Board is responsible for ensuring that high standards of responsible business are maintained and that an effective control framework is in place. The Group has established and maintains policies and procedures in relation to SEE related risks. Details of these policies can be found on the Company's website: www.standardchartered.com/corporateresponsibility. Through the Group's risk management structure and control framework, the Board receives regular and adequate information to identify and assess significant risks and opportunities arising from SEE matters. Formal training arrangements are in place for key SEE issues, including arrangements for directors.

Designated policy owners monitor risks in their area. They also work with line management to assist them in designing procedures to ensure compliance with these requirements. In every country, the Country Management Committee (Manco) supported by the Country Operational Risk Group (CORG) is responsible for ensuring there are risk management frameworks in place to monitor, manage and report SEE risk. The Country Chief Executives chair both the Mancos and CORGs.

Compliance with these policies and procedures is the responsibility of all managers. In assessing, incentivising and rewarding performance, guidance to managers was published during 2002. This explicitly states that account should be taken of adherence to all relevant Group policies, including those associated with SEE risk. Significant exceptions and emerging risks are escalated to senior management through clearly documented internal reporting procedures such as Manco.

Group Internal Audit monitors compliance with policies and standards and effectiveness of the Group's internal control structures through its programme of business audits and annual 'Turnbull Review'.

Key areas of risk are those associated with customers' social issues and any impact they may have on the natural environment. The Board recognises its responsibility to manage these risks and that failure to manage them adequately would have an adverse impact on the Group's business. These risks are implicitly recognised in reaching lending decisions explicitly identified in the Group's lending policies. During 2003, the Group adopted the Equator Principles that set procedures, based on the International Finance Corporation guidelines, for recognising the environmental and social impacts and risks associated with project finance. The Principles have been embedded in our project finance lending policy and procedures.

The Group continues to review and, where appropriate, strengthen its money laundering prevention policies, procedures and training.

The Board is not aware of any material exceptions to its policies.

This report has been prepared by the Board Remuneration Committee and has been approved by the Board as a whole.

The report comprises the following sections:

- background information on the Board Remuneration Committee's (the "Committee's") members and advisors;
- the remuneration policy of the Group, executive directors and other employees;
- outline of the remuneration arrangements for executive directors and non-executive directors;
- detailed information on the Group's share plans;
- tabular information on directors' emoluments, pension arrangements and share awards; and
- tabular information on highest paid individuals.

Background information on the Committee

Committee Membership

The Committee comprises exclusively independent non-executive directors. The members of the Committee are Mr H E Norton (Committee Chairman), Mr Ho KwonPing, Ms R Markland, Mr P D Skinner and Mr O H J Stocken.

Role of the Committee

During 2005, the Committee met six times. Details of attendance at meetings by Committee members are shown on page 44.

The Committee has specific terms of reference. It considers and recommends to the Board the Group's remuneration policy and agrees the individual remuneration packages of the Group Chairman, Group Chief Executive and all other executive directors.

The Committee also reviews and approves the remuneration of certain other highly paid senior management of the Group. No directors are involved in determining their own remuneration.

Advisors to the Board Remuneration Committee

In 2004, the Committee appointed Kepler Associates as independent advisors to the Committee. Kepler advise the Committee on a range of executive compensation-related issues. Kepler do not provide any other advice/services to the Group.

In addition, during 2005, the Committee received advice from the Group Head of Human Resources (Mr T J Miller) and the Senior Reward Manager (Mr N A Cuthbertson). Their advice draws on formal remuneration survey data provided by McLagan Partners and Towers Perrin.

Towers Perrin also provided advice to the Group on executive compensation issues and, together with Clifford Chance LLP, on the design and operation of the Group's share plans. Clifford Chance LLP also advise on issues relating to executive directors' contracts.

Remuneration Policy

Group

The success of the Group depends upon the performance and commitment of talented employees. The Group's reward programmes support and drive our business strategy and reinforce our values. The Group's remuneration policy is to:

- support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions in which they work or for which they are responsible, the Group as a whole and the interests of shareholders; and
- maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented executives of the highest quality internationally. Many of the Group's employees bring international experience and expertise to the Group and the Group recognises that it recruits from an international marketplace.

The Committee continually reviews the remuneration policy against significant regulatory developments, market practice and shareholder expectations.

Executive Directors

Target remuneration levels for the executive directors are set with reference to the median of the FTSE 30 and the Group's international competitors. These two groupings have business characteristics similar to the Group such as international scope of operations, complexity and size (both in financial terms and with regard to numbers of employees).

Although target remuneration levels are aligned to the market median, excellent performance by both the Group and by the individual executive director is rewarded with higher bonus levels and share awards, taking potential total compensation to the upper quartile or higher of the Group's key international competitors.

As the table below demonstrates, each executive director's target remuneration is structured to give the heaviest weighting to performance-related elements.

Base salary 35%
Cash bonus 30%
Long-term incentives* 35%

* Includes the element of the annual bonus deferred in shares and an expected value of target share awards.

Other Employees

The Committee considers the remuneration policy in the context of all employees across the Group.

Base salaries of employees are determined in a similar way to executive directors. The Group's approach is to ensure that target total compensation is benchmarked to the median of the relevant market in which the individual is employed. Potential total compensation is set at upper quartile or higher for excellent individual and business performance. In addition:

- All employees are eligible to receive a discretionary bonus dependent upon performance and their contractual position.
- All employees are eligible to participate in the Group's all-employee sharesave schemes.
- Core benefits are provided to all employees worldwide based on local regulations and competitive practice. These will normally include retirement benefits, medical insurance, life assurance and annual leave.
- All employees are eligible to receive an award under one or more of the Group's discretionary share schemes depending on performance and potential. The Group is actively looking to increase the level of equity participation enabling more employees to share in the Group's success, rewarding and retaining talent throughout the Group at all levels. In 2003 and 2004, over 700 and 1,250 employees respectively received a discretionary share award for the first time. In 2005, a further 1,000 were added to this total.
- The Group is keen that an element of each employee's total compensation is performance-related. The proportion of this variable compensation (which might be delivered through bonus and share awards) increases the more senior the executive is. In addition, as the chart below shows, the balance of shares as opposed to cash also increases with seniority. The chart also shows the typical level of target variable compensation for senior executives/management (the Group's bands 1-4) expressed as a percentage of base salary.

Breakdown of target variable compensation between cash and shares
As a % of base


200
150
100
50
0
Bank* Directors
Band 1
Band 2
Band 3
Band 4
Band of executive
Delivered in shares (based on expected value and as % of base)
Delivered as cash bonus (as % of base)

* excluding the Group Chairman.

Although the above principles apply Group-wide, there is some variation in how compensation is delivered. The Group employs almost 44,000 employees worldwide in 56 countries and territories. There are differing local market conditions which means compensation is often structured in different ways (for example, base salaries are not always the only element of core compensation).

Summary of proposed changes in approach to executive compensation and the Group's share plans

Since 2003, the Committee has implemented a series of changes designed to provide a better mix of performance related compensation, while keeping the overall value of incentives awarded to executives for on-target performance broadly unchanged. This has included increasing target bonus levels, introducing an automatic deferral in shares of part of the annual bonus and placing a greater reliance on performance shares compared to executive share options.

During 2005, the Committee reviewed the impact of the above changes as part of a broader review of the Group's long-term incentive plans. Shareholder approval will be sought at the 2006 Annual General Meeting for changes to these plans. The proposed changes can be summarised as follows:

- Complete the removal of executive share option awards from the remuneration package. The Committee believes that performance shares rather than options offer a clearer link between performance and reward as well as making a more efficient use of share capital.
- Increase the maximum award under the 2001 Performance Share Plan ("PSP") from 200% to 400% of base salary in any one year. This will enable awards to be made under PSP up to a broadly equivalent expected value to that provided under the current maximum award levels under the 2000 Executive Share Option Scheme ("2000 ESOS") and PSP combined. Awards will only be made at the proposed maximum in exceptional circumstances. In practice, a 'working maximum' of 325% of base salary will be adopted. The proposed target award level under the PSP is 150% of base salary per annum for all executive directors, but with the actual grant levels dependent, as now, on individual and Group performance. Both the proposed 'working maximum' and the target award levels have also been set to provide an equivalent expected value to that provided under the current arrangements.
- Amend the vesting schedule for the Total Shareholder Return ("TSR") performance condition under the PSP. Under the proposed vesting schedule:
  - 15% of the award will vest for median performance rather than 20% as is currently the case; and
  - full vesting will only occur if the Group's TSR performance is ranked third against the comparator group rather than fourth as is currently the case.
- Amend the earnings per share ("EPS") performance condition under PSP such that 15% of the award vests for threshold EPS performance rather than 20% as is currently the case.
- Extend eligibility for PSP so that it replaces the 1997 Restricted Share Scheme ("RSS") as the key long-term incentive plan for approximately a further 250 senior executives.
- Renew the RSS, with broadly the same terms and conditions as the current plan.

Remuneration arrangements for Executive Directors
Base Salaries

The Group policy is that base salary levels are set with reference to the median of the FTSE 30 and the Group's key international competitors. Salary levels are reviewed annually by the Committee taking account of the latest available market data.

Any increases in annual base salary are effective from 1 April of the relevant year. The average sterling salary increase for executive directors in 2005 (effective 1 April 2005) was 5.6 per cent. The increases in base salary were intended to align salary levels to those within the market. The annual base salary levels of executive directors as at 1 January 2005 and 31 December 2005 were as follows:

	1 January 2005	31 December 2005	Increase as a % of base salary
E M Davies	$1,365,150 (£750,000)	$1,456,160 (£800,000)	6.67%
M B DeNoma	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
R H Meddings	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
K S Nargolwala	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
P A Sands	$864,595 (£475,000)	$955,605 (£525,000)	10.5%

Annual Performance Bonus

Key Features

Executive directors are eligible to receive a discretionary annual bonus. The target and maximum award levels for executive directors remain at 125 per cent and 200 per cent of base salary. Two-thirds of any bonus payment is payable immediately in cash. The balance is deferred into shares in the Company, which are held for up to one year before being released to the executive. The deferred element is forfeited if the executive leaves voluntarily during that period. From 2005, a notional dividend will accrue on any deferred shares during the vesting period and will be delivered in the form of shares.

Determining Award Levels

Annual bonus awards are made on the basis of Group and individual performance.

During 2005, the Committee undertook a review of the target-setting process and the link between the achievement of targets and compensation decisions. The objective was to clarify the process.

The Committee assesses Group performance by considering a number of quantitative and qualitative measures, including earnings per share; revenue growth; costs and cost control; bad debts; pre-tax profits; risk management; cost to income ratio, total shareholder return, corporate social responsibility and customer service. When determining award levels, the Committee ensures that bonuses are consistent with the overall Group performance. It also compares the financial performance of the Group with that of its key international competitors.

Individual performance is appraised taking account not only of the results achieved by the individual but also their support of the Group's values and contribution to the collective leadership of the Group. The 'values' principle is applied throughout the organisation.

Each executive director has written objectives which are presented to the Committee at the start of the financial year and then assessed at the year-end.

The importance of individual performance as a determinant of the level of awards is reflected in the variation of actual bonus award levels made to executive directors in recent years. These award levels also reflect the exceptional Group performance over the past two years.

	Min award actually made (as percentage of base salary)	Max award actually made (as percentage of base salary)	Target award (as percentage of base salary)	Max award permitted (as percentage of base salary)
2005	154%	200%	125%	200%
2004	156%	200%	125%	200%

Long Term Incentives

In order to align the interests of executive directors with those of shareholders, the executive directors are eligible to participate in two of the Group's share incentive plans, the PSP and the 2000 ESOS. In 2003/2004 the Committee undertook a review of the Group's long term incentive arrangements for executive directors and decided to place greater emphasis on performance shares rather than share options while maintaining the overall value of awards. As outlined on page 50, during 2005 the Committee undertook a further review of the plans and shareholders are being asked to support a resolution at the Annual General Meeting which would complete the transition from options to performance shares.

The target and maximum levels of award under the PSP are currently 100 per cent and 200 per cent of base salary respectively.

Both the PSP and 2000 ESOS are designed to provide competitive long-term incentives, which are only exercisable upon the achievement of stretching performance criteria. The significance of such programmes as a percentage of executive directors' total potential remuneration is one of the strongest indicators of the Group's commitment to paying for demonstrable performance. Awards under these plans are entirely discretionary and are based on directors' individual performance.

As shown in the table below, there has been variation in the levels of share awards made to executive directors, illustrating the importance the Group places on individual performance. A performance test is therefore effectively applied both at the time of award and upon vesting. The table shows the face value of the awards made in 2005 (2004 awards are in brackets).

Plan	Min award in 2005 (as percentage of salary)	Max award in 2005 (as percentage of salary)	Target award (as percentage of salary)	Max award permitted under rules (as percentage of salary)
2000 ESOS	150% (65%)	200% (200%)	100%	600%
PSP	175% (100%)	200% (200%)	100%	200%

At its meeting in February 2006, the Committee recommended the following proposed PSP awards in respect of performance in the financial year ended 31 December 2005. These awards will be granted in 2006 if shareholders approve the increase in the PSP limit.

	Proposed PSP awards (as percentage of salary)
E M Davies	350%
M B DeNoma	275%
R H Meddings	275%
K S Nargolwala	300%
P A Sands	300%

Executive directors are not generally eligible to participate in the RSS. However, upon recruitment to the Group, awards may be made on an exceptional basis, for example, to newly appointed executive directors to compensate such directors for share awards forfeited on leaving their previous employer. No such awards were made in 2005.

Retirement Benefits

All of the executive directors are eligible for retirement benefits. The Group policy is to provide a retirement benefit to executive directors, equivalent to two-thirds of base salary for those who have completed at least 20 years' service with the Group at retirement.

The retirement benefits are provided through a combination of approved and/or unapproved defined benefit and cash structures depending upon when the executive director joined the Group and his geographical location. Executive directors are given the opportunity to waive a proportion of any potential bonus to enhance their unfunded unapproved retirement benefits. Any amounts waived in respect of 2005 are shown on page 56 and the additional pension benefits have been calculated by the Group's actuary using the assumptions adopted for IFRS 19 reporting.

The defined benefit plans comprise a combination of the Standard Chartered Pension Fund, an approved non-contributory scheme, and an unapproved retirement benefit scheme. The unapproved scheme is unfunded but the benefits are secured by a charge, in the name of an independent trustee, over specific

Group assets. The unapproved unfunded retirement benefit scheme provides that part of the benefit which cannot be delivered through the approved plan. In other respects the terms of the unapproved scheme are designed to mirror the provisions of the Standard Chartered Pension Fund. For example, both have a normal retirement age of 60 and a spouse's pension of 60 per cent of the member's pension on death after retirement. On the death in service of an executive director, pension benefits are available to a spouse and dependant children and a lump sum is payable.

Base salary is the only element of remuneration which is pensionable.

The Group's current pension arrangements have been reviewed in the light of the government's proposals on pension simplification. No change has been made to the level of benefits being provided as a result of this review. However, where the benefits provided by the approved Standard Chartered Pension Fund are less than the maximum allowable, part of the benefits currently provided on an unapproved basis are being transferred to the approved scheme to maximise the overall tax efficiency of the arrangements.

Executive Directors' Contracts of Employment

The Group policy is for all executive directors to receive and be required to give 12 months' notice.

The dates of the executive directors' contracts of employment are as follows:

Mr M B DeNoma and Mr K S Nargolwala – 11 December 2003; Mr R H Meddings – 12 December 2003; Mr E M Davies and Mr P A Sands – 31 December 2003.

All executive directors have contracts subject to 12 months' rolling notice. These terminate automatically at the first annual general meeting following the executive director's 60th birthday.

The contracts contain payment in lieu of notice ("PILON") provisions which can be exercised at the Group's discretion. The PILON would comprise an amount equal to 12 months' base salary, pension contributions/entitlement and certain benefits and allowances (such as life assurance and car allowance). The amount of any bonus payable as part of a PILON is determined by the Committee taking into consideration individual and Group performance. Any payment under the PILON would be paid in quarterly instalments and be subject to mitigation.

There are special provisions which apply in the event that the Company terminates the executive's contract in the 12 months following a change of control without giving notice. These provide that, if the executive's contract is terminated by the Group (other than where summary dismissal is appropriate or the executive serves out notice), the Group will pay in four equal instalments an amount equal to 12 months' base salary, bonus, pension contributions/entitlement and certain benefits and allowances. The amount of bonus payable in respect of the 12 months following the date of termination is the executive's target bonus. The amount of bonus payable in respect of the performance period which the executive director worked prior to termination will be decided by the Committee taking into consideration individual and Group performance, unless such a period is less than six months, in which case a pro rata target bonus is payable.

Group Chairman

Contract

Mr B K Sanderson's contract of employment is dated 22 April 2005 and is subject to 12 months' rolling notice, albeit that the contract automatically expires on 14 October 2008. The terms of his contract governing PILON provisions and payments on termination following a change of control are similar to those outlined above in relation to executive directors.

Compensation

During 2004, the Committee reviewed the compensation arrangements for the Chairman. In 2004, he received a base salary and was eligible to participate in the Group's annual bonus plan and discretionary share plans in respect of the financial year 2004. The share awards which were made in March 2005 and shown on page 56 were in respect of the financial year ended 31 December 2004.

Following the review, the arrangements were restructured to take effect from 1 January 2005, in the light of current best practice. The new arrangement comprises a base salary of $682,575 (£375,000) and an award of shares equal in value, based on the share price at the end of 2004. The share component is delivered in two tranches each year in April and October. The Chairman is no longer eligible to participate in the Group's annual bonus and discretionary share plans. This arrangement will remain unchanged for two years, after which it will be reviewed against prevailing market practice for roles of this type.

Non-executive Directors of Standard Chartered PLC

The fees of the non-executive directors are determined by the Chairman and the executive directors and are non-pensionable. Non-executive directors' fees are reviewed at least every two years and, as with executive directors' remuneration, reflect the international nature of the roles which they perform. Basic annual fees and committee fees are set to be competitive against the Group's international comparator group. The non-executive directors' fees were reviewed in April 2004. Increases in fee levels, particularly for involvement in committees, reflect, in part, the growing regulatory and governance responsibilities resulting in an increase in the time commitment required by non-executive directors.

Current basic annual fees are $100,111 (£55,000) with additional fees for ordinary membership or chairmanship of a Board committee as follows:

Committee	Ordinary membership	Chairmanship
Audit and Risk	$18,202 (£10,000)	$63,707 (£35,000)
Board Nomination	$5,461 (£3,000)	N/A*
Board Remuneration	$18,202 (£10,000)	$45,505 (£25,000)
Corporate Responsibility and Community ("CRC")	$9,101 (£5,000)	N/A*

* B K Sanderson is chairman of the CRC Committee and the Board Nomination Committee. As Group Chairman, he does not receive any fees in his capacity as a member of either Committee.

An additional annual fee of $36,404 (£20,000) is payable to the Senior Independent Director to reflect the further workload that is associated specifically with this role.

Further detail on non-executive directors' remuneration is set out on page 56.

Details of Non-executive Directorships held by the Group Chairman and Executive Directors

Certain directors serve as non-executive directors of other companies. Details of these directorships are contained on page 38. Details of non-executive fees of the executive directors and Chairman are shown below:

Name	Organisation	Current annual fees
B K Sanderson	BUPA (non-executive chairman)	$327,636 (£180,000)*
	Commonwealth Business Council	No fees payable
	Durham County Cricket Club Holdings Limited	No fees payable
	Enterprise LSE Limited	No fees payable
	Sunderland Arc Limited	No fees payable
	Sunderland Limited	Fees waived
E M Davies	Tesco PLC	$109,212 (£60,000)* inclusive of any committee fees
	Tottenham Hotspur plc	$9,101 (£5,000)
R H Meddings	Indo British Partnership Network	No fees payable
K S Nargolwala	Tate & Lyle PLC	$74,628 (£41,000)*
	VISA International (member of the Asia Pacific Regional Board)	No fees payable

* Indicates fees are retained by the director.

Performance Graph

The graph below shows the Group's TSR performance on a cumulative basis over the last five years alongside that of the FTSE 100 and of the PSP comparator group. The FTSE 100 provides a broad comparator group against which the Group's shareholders may measure their relative returns. The Company is a constituent member of the FTSE 100 Index and the London Stock Exchange is the principal exchange for the Company's shares.

Total Shareholder Return Performance Graph
Percentage change in TSR over five year period


180
154
128
102
76
50
Jan 01
Jan 02
Jan 03
Jan 04
Jan 05
Jan 06
Data provided by Thomson Financial
Standard Chartered
FTSE 100
Median of comparator group

More Detailed Information on the Group's Share Plans

2001 Performance Share Plan (the "PSP")

Outline of the PSP

Shareholder approval for amendments to the PSP is currently being sought. The proposed changes relating to the performance conditions for future awards are indicated in the performance condition section below.

The PSP is designed to be an intrinsic part of total remuneration for the Group's executive directors and for a small but growing number of the Group's most senior executives. It is an internationally competitive long-term incentive plan that focuses executives on meeting and exceeding the long-term performance targets of the Group. Awards of deferred rights or nil price options to acquire shares are granted to the individual and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group.

The performance criteria which need to be met are summarised below.

Performance Conditions

The Committee will set appropriate performance conditions each time that awards are made under the PSP. Half of the award is dependent upon the Group's TSR performance compared to that of a comparator group at the end of a three-year period. The other half of the award will be subject to an EPS growth target applied over the same three-year period.

The rationale for the selection of these performance conditions is set out below:

TSR	Measuring growth in share price plus dividends paid to shareholders during that period, relative TSR is recognised as one of the best indicators of whether a shareholder has achieved a good return on investing in the Group relative to a basket of companies or a single index
EPS	An EPS performance condition is used as this is recognised as providing an appropriate measure of the Group's underlying financial performance

TSR element

The appropriateness of the constituents of the Comparator Group for the TSR element was reviewed during 2005. However, no changes were made. The Comparator Group comprises:

ABN AMRO	HSBC
Bank of America	JP Morgan Chase
Bank of East Asia	Lloyds TSB
Barclays	Overseas Chinese Banking Corporation
Citigroup	
DBS Group	Royal Bank of Scotland
Deutsche Bank	United Overseas Bank
HBOS	Standard Chartered

The percentage of award which will normally be exercisable at the end of the relevant three-year performance period under the current and proposed arrangements is as follows:

TSR performance relative to Comparator Group	Percentage of award exercisable	
	Current arrangements	Proposed arrangements
9th -15th	Nil	Nil
8th	20.0	15.0
7th	27.5	22.0
6th	35.0	29.0
5th	42.5	36.0
4th	50.0	43.0
1st - 3rd	50.0	50.0

The Committee believes that it is preferable to measure TSR performance using a local currency approach. This is considered the most appropriate approach given the international composition of the Comparator Group. It measures the real impact for a shareholder focusing on relative stock movement rather than taking into account exchange rate fluctuation.

EPS element
The percentage of award which will normally be exercisable at the end of the relevant three-year performance period under the current and proposed arrangements is as follows:

	Percentage of award exercisable	
Increase in EPS	Current arrangements	Proposed arrangements
Less than 15%	Nil	Nil
15%	20.0	15.0
30% or greater	50.0	50.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

Vesting of awards
The Committee is responsible for approving the vesting of all awards made to executive directors under the PSP.

The Committee recently reviewed whether the performance conditions on the awards granted in 2003 were satisfied at the end of the December 2005. The Committee determined that 100% per cent of the shares subject to each award has now vested. For awards granted in 2005, normalised EPS of 125.2 cents was used as a base EPS figure.

2000 Executive Share Option Scheme (the "2000 ESOS")
Outline
Subject to shareholder approval of the proposed changes to the PSP, it is proposed that no further awards will be made under the 2000 ESOS. However, the scheme will be retained for use in exceptional circumstances or if there is a subsequent change in policy in response to future market trends.

The 2000 ESOS was introduced to replace the Group's previous executive share option schemes.

Executive share options to acquire ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

Performance Conditions
An EPS performance criterion needs to be met before options can be exercised.

In 2004, the Committee introduced a new sliding scale EPS target without any retest for all grants made from January 2004 onwards. The revised condition is set out below.

Increase in EPS (over performance period)	Percentage of award exercisable
Less than 15%	Nil
15%	40.0
30% or greater	100.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

Options awarded under the 2000 ESOS between May 2001 and December 2003 may be exercised if the Group's EPS has increased by at least eight per cent per year for three years (i.e. at least 24 per cent over three years). Re-testing may be carried out in the fourth and fifth year after grant, but if the performance conditions have not been met at the end of the fifth year all options lapse automatically.

Vesting of awards
The Committee recently reviewed whether the performance conditions on the awards granted in 2003 under the 2000 ESOS were satisfied at the end of December 2005. The Committee determined that 100 per cent of the options subject to award granted in 2003 had now vested. For options granted in 2005, normalised EPS of 125.2 cents was used as the base EPS figure.

1997 Restricted Share Scheme (the "RSS")
The Group operates a discretionary RSS for high performing and high potential staff at any level of the organisation who the Group wishes to motivate and retain. Executive directors are not eligible to receive awards under the RSS except in exceptional circumstances, for example on appointment. Fifty per cent of the award vests two years after the date of grant and the balance after three years. Along with the all-employee sharesave schemes detailed below, the RSS plays an important part in the Group's ambition to increase employee share ownership at all levels across its operations internationally.

The value of shares awarded in any year to any individual may not exceed two times their base salary.

Shareholder approval is currently being sought to renew the RSS on its existing terms.

All-employee Sharesave Schemes
The Group believes strongly in encouraging employee share ownership at all levels in the organisation. It seeks to engage employees in the performance of the Group, align their interests more closely with those of shareholders and offer them an opportunity for long-term savings and a share in the Group's financial success which they help to create. The Group has operated a UK sharesave scheme since 1984 in which all UK-based employees are eligible to participate. In 1996 the International Sharesave Scheme was launched and made available to all employees based outside the UK.

Under the UK and the International Sharesave Schemes, employees have the choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a discount of up to 20 per cent on the share price at the date of invitation. Currently 41 per cent of employees globally participate in the Group's all employee sharesave schemes. There are no performance conditions attached to options granted under the all-employee sharesave schemes.

In some countries in which the Group operates it is not possible to operate sharesave schemes, typically because of securities law, regulatory or other similar issues. In these countries the Group offers an equivalent cash-based scheme to its employees.

1994 Executive Share Option Scheme (closed)
No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 ESOS. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

Shareholding Guidelines
The Group operates a shareholding guideline policy which aims to align the interests of executives with shareholders by ensuring that they build up a significant equity stake in the Company. The key aspects of the guidelines are as follows:

- There is a single shareholding target for employees at specific levels.
- The current guideline levels are as follows:

Group CEO	at least 100,000 shares
Chairman/Other Group Executive Directors	at least 60,000 shares
Directors of Standard Chartered Bank	at least 40,000 shares
Other senior management	at least 10-15,000 shares

- Executives will be expected to retain any shares acquired on the exercise of awards granted under the 2000 ESOS, the PSP and the deferred bonus plan until such time as the shareholding guideline is satisfied. However, executives may sell sufficient shares to pay for any tax and exercise price (if any).
- The Committee annually reviews the progress made by executives in terms of meeting their guideline targets. It will also continue to review the guideline levels to ensure they remain challenging and appropriate.
- Share ownership amongst the Group's management is growing year by year. The Group is pleased that as at 31 December 2005, 68% of its executives and senior managers have met their shareholding guideline level.

Miscellaneous Long Term Incentive-related Matters
Employee Benefit Trusts
The Group has two employee benefit trusts which are administered by an independent trustee and which hold ordinary shares to meet various obligations under the Group's incentive plans. One trust (the 2004 trust) is used in conjunction with the 2004 Deferred Bonus Plan. The other trust (the 1995 trust) holds shares to satisfy the exercise of awards under the Group's various share plans.

The respective holdings of the trusts are as follows:

	31 December 2005	31 December 2004
1995 trust	13,631,747	12,128,841
2004 trust	409,160	178,926

As each executive director is within the class of beneficiary of these trusts, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the trusts.

Dilution Limits
The Group's existing share plans contain various limits which govern the amount of awards that may be granted and also the amount of shares which may be issued to satisfy any subsequent exercise of awards. These limits, which are monitored, are in line with those stated in the Association of British Insurers' corporate guidelines. Under the terms of the Company's listing on the Stock Exchange of Hong Kong, there is an additional limit which provides that awards under any plan cannot be granted (whether to be satisfied through the issue of new shares or market purchased shares) which would cause the total number of shares under option (all schemes) to exceed ten per cent of share capital at that time.

Vesting Provisions on a Change of Control
The rules of the 2000 ESOS do not provide for automatic vesting. If there is a change of control, the Committee may 'at its discretion, and acting fairly and reasonably', determine the extent to which awards vest in full, in part or not at all.

Similarly, the rules of the PSP do not provide for automatic vesting. The rules also provide that the number of shares subject to the award be pro-rated, based on the length of the shortened performance period. However, in common with the 2000 ESOS, the Committee may 'at its discretion, and acting fairly and reasonably', determine the extent to which awards vest having regard for the performance of the Group in the period since the date of grant.

International Financial Reporting Standards
During 2004, the Group assessed the potential impact of the new International Financial Reporting Standards Board's reporting standard on accounting for share-based plans (IFRS 2) and considered the implications of this for its share plans. IFRS 2 will for the first time result in an accounting charge for granting market value options.

During 2005, the Committee considered the impact of the international financial reporting standards on performance measurement for the Group's share schemes. An approach to measuring EPS performance for PSP and 2000 ESOS awards was agreed by the Committee, which will ensure that performance is measured on a consistent basis without resulting in either advantage or disadvantage to participants.

Details on how share awards have been expensed is set out in note 40 to the accounts.

General
The middle market price of an ordinary share at the close of business on 31 December 2005 was 1295 pence. The share price range during 2005 was 924.5 pence to 1295 pence per share (based on closing middle market prices). Full details of the directors' shares and options can be found in the Company's register of directors' interests.

The foreign exchange rates used in this directors' remuneration report are based on the average rates throughout the relevant financial year. The rates are £1:$1.8202 (2005) and £1:$1.8328 (2004).

Audited Information

Remuneration of Directors

Directors	Notes	2005 Salary/ fees $000	2005 Cash[a] bonus $000	2005 Deferred bonus[b] $000	2005 Benefits[c] $000	2005 Total $000	2004 Salary/ fees $000	2004 Cash[a] bonus $000	2004 Deferred bonus[b] $000	2004 Benefits[c] $000	2004 Total $000	2005[d] Expected value of shares $000	2004[d] Expected value of shares $000
B K Sanderson	(e)(f)(j)	1,446	–	–	2	1,448	577	458	458	2	1,495	724	290
Sub total		1,446	–	–	2	1,448	577	458	458	2	1,495	724	290
E M Davies	(j)	1,473	1,765	961	64	4,263	1,369	1,669	907	68	4,013	1,835	1,382
M B DeNoma		795	976	481	457	2,709	731	890	439	504	2,564	830	693
R H Meddings		776	821	466	41	2,104	731	801	423	35	1,990	863	513
K S Nargolwala		795	976	481	182	2,434	731	438	439	483	2,091	830	693
P A Sands		933	1,281	631	63	2,908	859	1,105	544	51	2,559	1,204	868
C A Keljik	(g)	755	1,163	–	31	1,949	754	829	408	28	2,019	–	586
Sub total		5,527	6,982	3,020	838	16,367	5,175	5,732	3,160	1,169	15,236	5,562	4,735
Sir CK Chow	(h)	260	–	–	–	260	176	–	–	–	176	–	–
J F T Dundas	(i)(j)	120	–	–	–	120	91	–	–	–	91	–	–
V F Gooding	(j)(k)	106	–	–	–	106	–	–	–	–	–	–	–
Ho KwonPing	(l)	118	–	–	–	118	114	–	–	–	114	–	–
R H P Markham	(f)(i)	169	–	–	–	169	148	–	–	–	148	–	–
R Markland	(f)(i)(l)	142	–	–	–	142	117	–	–	–	117	–	–
H E Norton	(f)(i)(l)(m)	206	–	–	–	206	160	–	–	–	160	–	–
P D Skinner	(l)	118	–	–	–	118	108	–	–	–	108	–	–
O H J Stocken	(l)	118	–	–	–	118	62	–	–	–	62	–	–
Sub total		1,357	–	–	–	1,357	976	–	–	–	976	–	–
Total		8,330	6,982	3,020	839	19,172	6,728	6,190	3,618	1,171	17,707	6,286	5,025

Notes

(a) The cash bonus amounts shown here for 2005 and 2004 are net of any amounts waived to provide additional pension benefits. See page 57 for further details.

(b) The amounts shown in the deferred bonus column represent the amount of bonus that will be paid to an employee benefit trust to acquire shares in the Company of an equivalent value.

(c) The benefits column includes amounts relating to car allowances and medical and life insurance benefits. The expatriate directors, Mr DeNoma and Mr Nargolwala, carry out their duties overseas and have their remuneration adjusted to take local living costs into account. This adjustment is to put them in a position, after taxation differentials, where they are no worse off as a result of carrying out their duties overseas. The benefits column for the expatriate directors includes additional benefits, such as allowances for working overseas, the provision of accommodation or education of children. For Mr DeNoma and Mr Nargolwala, these allowances and benefits amounted to $456,812 (2004: $503,508) and $182,111 (2004: $483,192), respectively.

(d) The value of share awards is an expected value of any discretionary share awards granted during the course of the financial year. The values are based on, in the case of options, an adjusted binomial value, and in the case of performance shares, an initial value adjusted for factors such as performance conditions, risk of forfeiture and lack of dividends.

(e) The Chairman's compensation is now delivered part in cash and part in shares, as set out on page 52. In addition to his base salary of $682,575 (£375,000), he receives an award of shares equal in value. The number of shares delivered is fixed based on the share price at the end of 2004. The total face value of these shares at transfer dates in 2005 was $763,679 (£419,558).

(f) Member of the Board Nomination Committee.

(g) Mr Keljik retired from the Board on 5 May 2005. However, he continued to be an employee of the Bank until 31 January 2006. His base salary and other contractual benefits continued to be paid until 31 January 2006 in line with his service agreement. The bonus paid to Mr Keljik in relation to the financial year ending 31 December 2005 is based on both Group performance and on individual performance and contribution to the Group.

(h) Further details on the fees for non-executive directors are shown on page 52. Sir CK Chow is also Chairman of Standard Chartered Bank (Hong Kong) Limited. He receives an all-inclusive fee for his Hong Kong and Standard Chartered PLC Board duties of HK$2,000,000 ($257,159) per annum.

(i) Member of the Board Audit and Risk Committee.

(j) Member of the Corporate Responsibility and Community Committee. Miss Gooding and Mr Dundas were appointed members of this committee with effect from 5 May 2005 and 1 November 2005 respectively.

(k) Miss Gooding was appointed as a non-executive director on 1 January 2005.

(l) Member of the Board Remuneration Committee.

(m) Mr Norton was appointed Senior Independent Director on 11 May 2004.

(n) Relevant exchange rates are shown on page 55.

Audited Information continued

Retirement Benefits of Executive Directors

Directors	Accrued pension $000[c] At 1 January 2005	Accrued pension $000[c] Increase during the year	Accrued pension $000[c] At 31 December 2005	Transfer value of accrued pension $000[d] At 1 January 2005	Transfer value of accrued pension $000[d] Increase during the year net of bonus waiver	Transfer value of accrued pension $000[d] At 31 December 2005	2005 bonus waiver $000[e]	Increase in accrued pension (net of inflation and bonus waiver) during 2005 $000[f] Annual pension	Increase in accrued pension (net of inflation and bonus waiver) during 2005 $000[f] Transfer value
E M Davies	188	73	245	3,657	1,460	5,474	176	58	1,375
R H Meddings	94	38	125	1,602	760	2,576	117	29	722
K S Nargolwala	96	29	118	1,918	673	2,695	–	27	619
P A Sands	59	36	90	1,313	1,008	2,436	–	35	970
C A Keljik[g]	557	37	557	10,058	679	10,187	–	24	437

Notes

(a) The ages of the executive directors are shown on page 38.

(b) Mr DeNoma only receives salary supplements which totalled $213,023 during 2005 ($201,000 in 2004). All other executive directors participate in the defined benefit plans set out above. These amounts are not included in the table on page 56.

(c) The accrued pension amounts include benefits arising from transfer payments received in respect of service with previous employers.

(d) The transfer values in respect of benefits under the unapproved unfunded retirement benefits scheme have been calculated using the Group's pension accounting methodology and assumptions.

(e) Executive directors are given the opportunity to waive a proportion of any potential bonus to enhance their unfunded unapproved retirement benefits. The amounts waived in respect of 2005 are show in the table.

(f) The increase in the accrued pension (net of inflation and bonus waiver) during the year is the difference between the accrued pension at the end of 2004 increased by an allowance for inflation of 2.4 per cent (2004: 3.4 per cent) and the accrued pension at the end of 2005 excluding any bonus waiver in 2005.

(g) Mr Keljik retired from the Board on 5 May 2005. However, he continued to be an employee of the Bank until 31 January 2006. His base salary and other contractual benefits continued to be paid until 31 January 2006 in line with his service agreement.

(h) In addition to the amounts identified in the table above the Group paid $307,573 (2004: $307,199) in retirement benefits to former directors and their dependants. All of these benefits first become payable before 31 March 1997.

(i) The amounts included in the table above as at 31 December 2005 are calculated using the exchange rate at the year-end (£1: $1.7176). The other entries are calculated using the exchange rates shown on page 55.

Audited Information continued

Directors' Interests in Ordinary Shares

Directors	At 1 January 2005 interests	Personal interests	Family interests	Other interests(d)	At 31 December 2005* Total interests
B K Sanderson	101,617	147,448	16,159	26,062	189,669
E M Davies	124,538	109,291	–	51,602	160,893
Sir CK Chow	15,664	15,664	–	–	15,664
M B DeNoma	53,172	85,607	–	24,941	110,548
J F T Dundas	2,100	2,100	–	–	2,100
V F Gooding	–	2,049	–	–	2,049
Ho KwonPing	2,375	2,450	–	–	2,450
R H P Markham	2,232	2,302	–	–	2,302
R Markland	2,019	2,083	–	–	2,083
R H Meddings	17,947	53,308	–	24,081	77,389
K S Nargolwala	116,917	147,340	–	24,941	172,281
H E Norton	4,000	7,500	–	–	7,500
P A Sands	24,238	15,641	–	30,961	46,602
P D Skinner	3,029	3,124	–	–	3,124
O H J Stocken	5,000	10,000	–	–	10,000
C A Keljik	164,177	94,724	63,453	23,221	181,398

* or date of retirement from the Board, if earlier.

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

(d) The shares shown in this column are shares conditionally awarded under the 2004 Deferred Bonus Plan. Under this plan shares are awarded instead of all or part of a director's annual cash bonus. The shares are held in trust and automatically vest one year after the date of purchase; no exercise is necessary.

(e) As the Chairman and each executive director is within the class of beneficiary of the Group's two employee benefit trusts, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the trusts. The respective holdings of the trusts are set out in note 40 to the accounts.

Subsequent pages contain information on shareholding, share options and share awards.

Audited Information continued

Long Term Incentives

Director	Scheme	At 1 January 2005	Granted	Exercised	Lapsed	At 31 December 2005*	Weighted average exercise price (pence)	Period of exercise
B K Sanderson	2000 ESOS	142,055	49,433[a]	–	–	191,488	822.5	2006-2015
	Sharesave	2,472	–	–	–	2,472	641	2008-2009
E M Davies	2000 ESOS	1,138,426	154,479[a]	415,052[b]	–	877,853	813.57	2006-2015
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008
	Supplemental Scheme	26,832	–	–	26,832	–	–	–
	1994 ESOS	132,848	–	–	–	132,848	754.02	2006-2009
M B DeNoma	2000 ESOS	622,473	64,109[a]	316,828[c]	–	369,754	795.8	2006-2015
	Sharesave	2,397	–	2,397[c]	–	–	–	–
	Supplemental Scheme	36,585	–	–	36,585	–	–	–
	1994 ESOS	33,783	–	33,783[c]	–	–	–	–
R H Meddings	2000 ESOS	302,805	74,794[a]	135,957[d]	–	241,642	843.7	2006-2015
	Sharesave	1,439	–	–	–	1,439	641	2006-2007
K S Nargolwala	2000 ESOS	580,819	64,109[a]	–	–	644,928	829.16	2006-2015
	Supplemental Scheme	54,878	–	–	54,878	–		–
	1994 ESOS	99,063	–	–	–	99,063	757.1	2006-2009
P A Sands	2000 ESOS	500,580	97,837[a]	–	–	598,417	835.54	2006-2015
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008
C A Keljik	2000 ESOS	535,925	–	–	–	535,925	814.48	2006-2007
	Sharesave	1,439	–	–	–	1,439	641	2006
	Supplemental Scheme	47,317	–	–	47,317	–	–	–
	1994 ESOS	117,098	–	–	–	117,098	767.01	2006-2007

* or date of retirement from Board if earlier.

Share Option Scheme Notes:

(a) Market value on date of award (9 March 2005) was 971p.

(b) Market value on date of exercise (3 October 2005) was 1244p.

(c) Market value on date of exercise (21 June 2005) was 1039p.

(d) Market value on date of exercise (7 December 2005) was 1215p.

(e) 1997 Supplemental Share Option Scheme ("Supplemental Scheme") – no awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances.

		Options where market price greater than exercise price			Options where market price lower than exercise price		
Director	Type of Scheme*	At December 2005**	Weighted exercise price (pence)	Expiry date	At December 2005**	Weighted exercise price (pence)	Expiry date
B K Sanderson	Executive Schemes	191,488	822.5	2013-2015	–	–	–
	Sharesave Scheme	2,472	641	2009	–	–	–
E M Davies	Executive Schemes	1,010,701	821.38	2007-2015	–	–	–
	Sharesave Scheme	2,957	559.5	2008	–	–	–
M B DeNoma	Executive Schemes	369,754	795.8	2013-2015	–	–	–
R H Meddings	Executive Schemes	241,642	843.7	2012-2015	–	–	–
	Sharesave Scheme	1,439	641	2007	–	–	–
K S Nargolwala	Executive Schemes	743,991	819.56	2008-2015	–	–	–
P A Sands	Executive Schemes	598,417	835.54	2012-2015	–	–	–
	Sharesave Scheme	2,957	559.5	2008	–	–	–
C A Keljik	Executive Schemes	653,023	805.96	2007	–	–	–
	Sharesave Scheme	1,439	641	2006	–	–	–

* 'Executive Schemes' includes the 1994 Executive Share Option Scheme and the 2000 ESOS.

** or date of retirement from the Board if earlier.

Audited Information continued

Director	Scheme	Grant date	As at 1 January 2005	Granted	Exercised	Lapsed	As at 31 December 2005*	Period of exercise
B K Sanderson	RSS	13 May 2003	40,404	–	20,202[c]	–	20,202	2006-2010
	PSP	4 March 2004	32,068	–	–	–	32,068	2007-2014
	PSP	9 March 2005	–	57,672[b]	–	–	57,672	2008-2015
E M Davies	PSP	6 March 2002	83,010	–	–	6,226	76,784[i]	2006-2012
	PSP	5 March 2003	86,893	–	–	–	86,893[j]	2006-2013
	PSP	4 March 2004	69,481	–	–	–	69,481	2007-2014
	PSP	9 June 2004	70,575	–	–	–	70,575	2007-2014
	PSP	9 March 2005	–	154,479[b]	–	–	154,479	2008-2015
M B DeNoma	PSP	6 March 2002	30,713	–	28,409[d]	2,304	–	–
	PSP	5 March 2003	55,032	–	–	–	55,032[j]	2006-2013
	PSP	4 March 2004	42,757	–	–	–	42,757	2007-2014
	PSP	9 June 2004	21,715	–	–	–	21,715	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
R H Meddings	PSP	5 March 2003	38,015	–	–	–	38,015[j]	2006-2013
	PSP	4 March 2004	37,413	–	–	–	37,413	2007-2014
	PSP	9 June 2004	9,500	–	–	–	9,500	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
	RSS	5 December 2002	45,319	–	45,319	–	–	–
K S Nargolwala	PSP	6 March 2002	51,189	–	47,349[e]	3,840	–	–
	PSP	5 March 2003	55,032	–	–	–	55,032[j]	2006-2013
	PSP	4 March 2004	42,757	–	–	–	42,757	2007-2014
	PSP	9 June 2004	21,716	–	–	–	21,716	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
P A Sands	PSP	20 May 2002	52,216	–	48,299[f]	3,917	–	–
	PSP	5 March 2003	65,170	–	–	–	65,170[j]	2006-2013
	PSP	4 March 2004	48,102	–	–	–	48,102	2007-2014
	PSP	9 June 2004	36,645	–	–	–	36,645	2007-2014
	PSP	9 March 2005	–	97,837[b]	–	–	97,837	2008-2015
	RSS	20 May 2002	52,216	–	–	–	52,216	2006-2009
C A Keljik	PSP	6 March 2002	38,392	–	–	2,879	35,513[i]	2006-2007
	PSP	5 March 2003	41,274	–	–	–	41,274[i]	2006-2007
	PSP	4 March 2004	42,757	–	–	13,065	29,692	2006-2007
	PSP	9 June 2004	10,858	–	–	3,318	7,540	2006-2007

* or date of retirement from Board if earlier.

Awards notes

(a) Executive directors' base salaries for the purposes of determining number of shares subject to awards at the date of grant are set out in the notes on page 50. Refer to the column headed "1 January 2005".

(b) Market value on date of award (9 March 2005) was 971p.

(c) Market value on date of exercise (10 June 2005) was 1042.5p.

(d) Market value on date of exercise (21 June 2005) was 1039p.

(e) Market value on date of exercise (7 December 2005) was 1215p.

(f) Market value on date of exercise (11 May 2005) was 973p.

(g) Market value on date of exercise (23 May 2005) was 989p.

(h) Market value of awards in previous years: 13 June 2001 – 991p; 6 March 2002 – 722.8p; 20 May 2002 – 861.8p; 6 December 2002 – 772.5p; 5 March 2003 – 690.5p; 13 May 2003 – 742.5p; 4 March 2004 – 935.5p; and 9 June 2004 – 921p.

(i) The performance and service conditions attached to these awards have been met and the options are exercisable accordingly.

(j) The performance conditions attached to these awards have been met and the options will be exercisable after meeting the service conditions on 6 March 2006.

Remuneration of Five Highest Paid Individuals

In addition to its responsibilities for the remuneration of executive directors, the Committee ensures that the remuneration policy of the Group is consistently applied for other senior executives. Specifically the Committee approves any significant remuneration packages for newly appointed senior executives.

Following the Company's listing on the Stock Exchange of Hong Kong it is necessary to disclose certain information relating to the five highest paid employees in the Group. Set out below are details for five individuals (one of whom is not an executive director) whose emoluments (excluding bonuses or commissions linked to profits generated by the individual or collectively by the individuals) were the highest in the year ending 31 December 2005:

Components of remuneration	$'000
Basic salaries, allowances and benefits in kind	5,897
Pension contributions	351
Bonuses paid or receivable	10,284
Payments made on appointment	–
Compensation for loss of office	
– contractual	–
– other	–
Total	16,533
Total (HK$'000)	128,581

The emoluments were in the following bands:

HK$ (approx. $ equivalent)	Number of employees
HK$19,000,001 – HK$19,500,000 ($2,442,976 – $2,507,265)	1
HK$22,500,001 – HK$23,000,000 ($2,892,988 – $2,957,286)	2
HK$28,500,001 – HK$29,000,000 ($3,664,464 – $3,728,753)	1
HK$35,000,001 – HK$35,500,000 ($4,500,219 – $4,564,507)	1

By order of the Board:

C B Brown
Group Company Secretary
2 March 2006

Statement of Directors' Responsibilities in respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the Group and Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the Company financial statements on the same basis.

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and Company and the performance of the Group for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and the Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditor's Report to the members of Standard Chartered PLC

We have audited the Group (Standard Chartered PLC and its subsidiaries) and Company (Standard Chartered PLC) financial statements (together referred to as the "financial statements") for the year ended 31 December 2005 which comprise the Group Income Statement, the Group and Company Balance Sheets, the Group and Company Cash Flow Statements, the Group and Company Statements of Recognised Income and Expense, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 62.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2005; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation.

KPMG Audit Plc
London
Chartered Accountants
Registered Auditor
2 March 2006

Consolidated Income Statement
For the year ended 31 December 2005

	Notes	Excluding SCFB $million	SCFB acquisition $million	2005 $million	2004 $million
Interest income	3	6,938	1,812	8,750	5,312
Interest expense	4	(3,384)	(1,031)	(4,415)	(2,130)
Net interest income		3,554	781	4,335	3,182
Fees and commission income		1,724	116	1,840	1,614
Fees and commission expense		(258)	(87)	(345)	(282)
Net trading income	5	746	23	769	651
Other operating income	6	236	26	262	217
		2,448	78	2,526	2,200
Operating income		6,002	859	6,861	5,382
Staff costs	7	(1,834)	(311)	(2,145)	(1,559)
Premises costs	7	(321)	(42)	(363)	(321)
General administrative expenses	7	(861)	(159)	(1,020)	(731)
Depreciation and amortisation	8	(216)	(67)	(283)	(238)
Operating expenses		(3,232)	(579)	(3,811)	(2,849)
Operating profit before impairment losses and taxation		2,770	280	3,050	2,533
Impairment losses on loans and advances and other credit risk provisions	19	(266)	(53)	(319)	(214)
Other impairment	9	(50)	–	(50)	(68)
Profit before taxation		2,454	227	2,681	2,251
Taxation	10	(657)	(53)	(710)	(630)
Profit for the year		1,797	174	1,971	1,621

	Notes	2005	2004
Profit attributable to:			
Minority interests	39	25	43
Parent company's shareholders		1,946	1,578
Profit for the year		1,971	1,621
Basic earnings per ordinary share	12	148.5c	129.6c
Diluted earnings per ordinary share	12	146.9c	127.4c

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Consolidated Balance Sheet
At 31 December 2005

	Notes	2005 $million	2004 $million
Assets			
Cash and balances at central banks	41	8,012	3,960
Financial assets held at fair value through profit or loss	14	10,333	4,744
Derivative financial instruments	15	9,370	–
Loans and advances to banks	16,19	21,701	16,687
Loans and advances to customers	17,19	111,791	72,019
Investment securities	21	37,863	33,611
Interests in associates	22	128	–
Goodwill and intangible assets	24	4,321	2,353
Property, plant and equipment	25	1,644	555
Deferred tax assets	26	498	318
Other assets	27	7,163	11,597
Prepayments and accrued income		2,272	1,280
Total assets		215,096	147,124
Liabilities			
Deposits by banks	28	18,834	15,162
Customer accounts	29	119,931	85,093
Financial liabilities at fair value through profit or loss	30	6,293	2,392
Derivative financial instruments	15	9,864	–
Debt securities in issue	31	25,913	11,005
Current tax liabilities		283	295
Other liabilities	33	8,446	14,789
Accruals and deferred income		2,319	1,321
Provisions for liabilities and charges	34	55	61
Retirement benefit obligations	35	476	169
Subordinated liabilities and other borrowed funds	36	10,349	6,768
Total liabilities		202,763	137,055
Equity			
Share capital and share premium	37	5,638	3,802
Reserves and retained earnings	38	6,244	5,303
Total parent company shareholders' equity		11,882	9,105
Minority interests	39	451	964
Total equity		12,333	10,069
Total equity and liabilities		215,096	147,124

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

These accounts were approved by the Board of Directors on 2 March 2006 and signed on its behalf by:

B K Sanderson
Chairman

E M Davies
Group Chief Executive

P A Sands
Group Finance Director

Statement of Recognised Income and Expenses

For the year ended 31 December 2005

	Notes	Group 2005 $million	Group 2004 $million	Company 2005 $million	Company 2004 $million
Exchange differences on translation of foreign operations		(90)	96	–	–
Actuarial losses on retirement benefits	35	(150)	(5)	–	–
Available for sale investments:					
Valuation gains taken to equity		7	–	–	–
Transferred to income on disposal/redemption		(107)	–	–	–
Cash flow hedges:					
Losses taken to equity		(65)	–	–	–
Gains transferred to income for the year		(20)	–	–	–
Deferred tax on items recognised directly in equity		141	1	–	–
Other		1	23	2	–
		(283)	115	2	–
Profit for the year		1,971	1,621	796	663
Total recognised income and expenses for the year		1,688	1,736	798	663
Effect of change in accounting policy					
Effect of adopting IAS 32 and 39 on 1 January 2005:					
Available for sale reserve		73			
Cash flow hedge reserve		42			
Retained earnings		36			
	38	151			
		1,839			
Attributable to:					
Parent company shareholders	38	1,814	1,693	798	663
Minority interests	39	25	43	–	–
		1,839	1,736	798	663

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Cash Flow Statement

For the year ended 31 December 2005

	Group		Company	
	2005 $million	2004 $million	2005 $million	2004 $million
Cash flow from operating activities				
Profit before taxation	2,681	2,251	785	663
Adjustment for items not involving cash flow or shown separately			–	–
Depreciation and amortisation of premises, plant and equipment	250	238	–	–
Gain on disposal of property, plant and equipment	1	(4)	–	–
Gain on disposal of investment securities	(107)	(164)	–	–
Amortisation of investments	18	(41)	–	–
Loan impairment losses	319	214	–	–
Other impairment	50	68	–	–
Assets written off, net of recoveries	(718)	(504)	–	–
Increase in accruals and deferred income	952	80	1,453	–
Increase in prepayments and accrued income	(1,248)	(164)	–	–
Net increase/(decrease) in mark to market adjustment	939	(259)	–	–
Interest paid on subordinated loan capital	274	338	79	34
UK and overseas taxes paid	(611)	(573)	–	–
Net increase in treasury bills and other eligible bills	(686)	(78)	–	–
Net increase in loans and advances to banks and customers	(5,730)	(11,999)	–	–
Net increase in deposits from banks, customer accounts/debt securities in issue	18,996	15,004	–	–
Net increase in dealing securities	(1,494)	(2,118)	–	–
Net (decrease)/increase in other accounts	(4,082)	2,730	144	(156)
Net cash from operating activities	9,804	5,019	2,461	541
Net cash flows from investing activities				
Purchase of property, plant and equipment	(135)	(240)	–	–
Acquisition of investment in subsidiaries, net of cash acquired	(1,093)	(333)	(3,681)	–
Acquisition of treasury bills	(13,443)	(9,188)	–	–
Acquisition of debt securities	(33,655)	(75,353)	–	–
Acquisition of equity shares	(658)	(121)	–	–
Disposal of subsidiaries, associated undertakings and branches	–	6	–	–
Disposal of property, plant and equipment	8	51	–	–
Disposal and maturity of treasury bills	12,599	10,778	–	–
Disposal and maturity of debt securities	35,748	71,482	–	–
Disposal of equity shares	351	356	–	–
Net cash used in investing activities	(278)	(2,562)	(3,681)	–
Net cash (outflow)/inflow from financing activities				
Issue of ordinary share capital	2,000	17	2,000	17
Purchase of own shares, net of exercise, for share option awards	150	(95)	–	–
Interest paid on subordinated loan capital	(274)	(338)	(79)	(34)
Gross proceeds from issue of subordinated loan capital	3,874	499	–	–
Repayment of subordinated liabilities	(1,026)	(25)	–	–
Dividends and payments to minority interests and preference shareholders	(173)	(75)	(29)	(59)
Dividends paid to ordinary shareholders	(685)	(587)	(685)	(587)
Net cash from/(used in) financing activities	3,866	(604)	1,207	(663)
Net increase/(decrease) in cash and cash equivalents	13,392	1,853	(13)	(122)
Cash and cash equivalents at beginning of year	22,112	20,202	1,603	1,705
Effect of exchange rate change on cash and cash equivalents	(278)	57	–	20
Cash and cash equivalents at end of year (note 41)	35,226	22,112	1,590	1,603

Company Balance Sheet
At 31 December 2005

	Notes	2005 $million	2004 $million
Non-current assets			
Investments in subsidiary undertakings	22	7,973	4,292
Current assets			
Amounts owed by subsidiary undertakings		1,839	2,221
Taxation		204	206
Other		24	7
		2,067	2,434
Creditors: amounts due within one year			
Amounts owed to subsidiary undertakings		249	618
Other creditors, including taxation		32	8
Deferred income		53	–
		334	626
Net current assets		1,733	1,808
Total assets less current liabilities		9,706	6,100
Creditors: amounts due after more than one year			
Subordinated liabilities and other borrowed funds	36	1,893	1,588
Deferred income		1,400	–
		6,413	4,512
Equity			
Share capital and share premium	37	5,638	3,802
Reserves and retained earnings	38	775	710
Total equity		6,413	4,512

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

These accounts were approved by the Board of Directors on 2 March 2006 and signed on its behalf by:

B K Sanderson
Chairman

E M Davies
Group Chief Executive

P A Sands
Group Finance Director

1. Accounting Policies

Statement of compliance

The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in associates and proportionately consolidate interests in jointly controlled entities. The parent company financial statements present information about the Company as a separate entity and not about its group.

Both the parent company financial statements and the Group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU ("adopted IFRSs"). In publishing the parent company financial statements here together with the Group financial statements, the Company has taken advantage of the exemption in s230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these approved financial statements.

Both the Group and the Company are preparing their financial statements in accordance with adopted IFRSs for the first time and consequently both have applied IFRS 1. An explanation of how the transition to adopted IFRSs has affected the reported financial position, financial performance and cash flows of the Group and Company is provided in note 55. The Group and the Company have taken advantage of the transitional arrangements of IFRSs not to restate corresponding comparative amounts in accordance with IAS 32 and 39. These Standards were adopted on 1 January 2005. Adjustments required to adopt IAS 32 and 39 are set out in note 55.

The Group has adopted the Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option and the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures with effect from 1 January 2005, ahead of their effective dates.

Basis of preparation

The preparation of financial statements in conformity with adopted IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to adopted IFRSs.

Consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to directly or indirectly govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint Ventures

Interests in jointly controlled entities are recognised using proportionate consolidation whereby the Group's share of the joint venture's assets, liabilities, income and expenses are combined line by line with similar items in the Group's financial statements.

Foreign currency translation

Both the parent company financial statements and the Group financial statements are presented in US dollars, which is the Group's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary transactions are translated at historical exchange rates.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date;
- income and expenses for each income statement are translated at average exchange rates or at rates on the date of the transaction where exchange rates fluctuate significantly; and
- all resulting exchange differences are recognised as a separate component of equity.

1. Accounting Policies continued

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. Such exchange differences arising since 1 January 2004 have been separately identified within equity and when a foreign operation is sold, they are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill on acquisitions of associates is included in 'interests in associates'. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives (three to five years). Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

Property, plant and equipment

Land and buildings comprise mainly branches and offices. All property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	up to 50 years
Leasehold improvements	life of lease, up to 50 years
Equipment and motor vehicles	3 to 15 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are included in the income statement.

Leases

Where a Group company is the lessee

The leases entered into by the Group are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where a Group company is the lessor

When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return ignoring tax and cash flows.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including: cash and balances at central banks (unless restricted), treasury bills and other eligible bills, loans and advances to banks, and short-term government securities.

Provisions

Provisions for restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Employee benefits

Pension obligations

The Group operates a number of pension and other post-retirement benefit plans around the world, including defined contribution plans and defined benefit plans.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

For defined benefit plans, the liability recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an interest rate equal to the yield on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have a term to maturity approximating to the term of the related pension liability.

Actuarial gains and losses that arise are recognised in shareholders' equity and presented in the statement of recognised income and expense in the period they arise. Past service costs are recognised immediately to the extent that benefits are vested and are otherwise recognised over the average period until benefits are vested on a straight-line basis. Current service costs and any past service costs together with the expected return on plan assets less the effect of the unwinding of the discount on plan liabilities are charged to operating expenses.

1. Accounting Policies continued

Share-based compensation

The Group operates equity-settled and cash-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. For equity-settled awards, the total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Cash-settled awards are revalued at each balance sheet date with any changes in fair value charged or credited to staff costs in the income statement.

Deferred tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax related to items which are charged or credited directly to equity, is credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Preference shares, which carry a mandatory coupon, or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in other income.

Share capital

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares are recognised in equity in the period in which they are declared.

Where the Company or other members of the consolidated Group purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

Fiduciary activities

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

Financial assets and liabilities (excluding derivatives)

From 01.01.04 to 31.12.04

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Group's activities are classified as investment securities. They include portfolios of securities held in countries where the Group is required to maintain a stock of liquid assets. Investment securities are stated at cost less any provision for permanent diminution in value. The cost of dated investment securities is adjusted to reflect the amortisation of accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as trading securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

From 01.01.05

The Group classifies its financial assets in the following categories: financial assets held at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Financial liabilities are classified as either at fair value through profit or loss, or at amortised cost. Management determines the classification of its financial assets and liabilities at initial recognition.

(a) Financial assets and liabilities at fair value through profit or loss

This category has two sub-categories: financial assets and liabilities held for trading, and those designated at fair value through profit or loss at inception. A financial asset or liability is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges.

Financial assets and liabilities may be designated at fair value through profit or loss when:

- the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities on a different basis, or
- a group of financial assets and/or liabilities are managed and its performance evaluated on a fair value basis, or
- assets or liabilities include embedded derivatives and such derivatives are not recognised separately.

1. Accounting Policies continued

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Purchases and sales of financial assets and liabilities at fair value through profit or loss, financial assets held-to-maturity and available-for-sale are initially recognised on trade-date (the date on which the Group commits to purchase or sell the asset). Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus directly attributable transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognised when they are extinguished.

Available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains and losses arising from changes in the fair value of the 'financial assets held at fair value through profit or loss' category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets other than foreign exchange gains and losses from monetary items are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss. However, interest calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the entity's right to receive payment is established.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Impairment of financial assets
From 01.01.04 to 31.12.04
Provisions for impairment are held in respect of loans and advances, including cross border exposures. The provisions comprise two elements – specific and general.

Provisions against loans and advances are based on an appraisal of the loan portfolio. Specific provisions are made where the repayment of identified loans is in doubt and reflect an estimate of the amount of loss expected. The general provision is for the inherent risk of losses which, although they have not been separately identified, are known from experience to be present in any loan portfolio and to other material uncertainties where specific provisioning is not appropriate. The amount of the general provision reflects past experience and judgements about current conditions in particular locations or business sectors.

Provisions are made against cross border exposures where a country may experience or has experienced external liquidity problems and doubts exist as to whether full recovery will be achieved.

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable.

Interest on loans and advances is accrued to income until such time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

From 01.01.05
Assets carried at amortised cost
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group's grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

1. Accounting Policies continued

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the historical loss experience for assets with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

To the extent a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Available-for-sale assets
A significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss) is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

Derivative financial instruments and hedge accounting
From 01.01.04 to 31.12.04
Off-balance sheet financial instruments are valued with reference to market prices and the resultant profit or loss is included in the profit and loss account, except where the position in the instrument has been designated as a hedge when the profit or loss resulting from marking them to market is dealt with in the same way as the accounting treatment applied to the position hedged.

Trading positions are valued at market rates, and non-trading positions are valued on the same basis as the items being hedged. Netting occurs where transactions with the same counterparty meet the following requirements. The balances must be determinable and in freely convertible currencies, the Standard Chartered entity can insist on net settlement, and this ability is beyond doubt.

From 01.01.05
Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

(b) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c) Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the translation reserve; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

1. Accounting Policies continued

Offsetting financial instruments
From 01.01.04 to 31.12.04
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts.

From 01.01.05
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Sale and repurchase agreements
Securities sold subject to repurchase agreements ('repos') remain on the balance sheet; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.

Interest income and expense
From 01.01.05
Interest income and expense is recognised in the income statement using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Fees and commissions
From 01.01.04 to 31.12.04
Fees and commissions which represent a payment for a service provided in setting up a transaction, are credited to the profit and loss account once they are receivable.

Fees and commissions which in substance amount to an additional interest charge, are recognised over the life of the underlying transaction on a level yield basis.

From 01.01.05
Fees and commissions are generally recognised on an accrual basis when the service has been provided. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts, usually on a time-apportionate basis.

Hyperinflation
Where the Group has operations in countries that experience hyperinflation, the financial statements are restated for changes in general purchasing power of the local currency.

2. Segmental Information

The Group is organised on a worldwide basis into two main business segments: Wholesale Banking and Consumer Banking. The types of products and services within these segments are set out in the Financial Review. The Group's secondary reporting format comprises geographical segments.

By Class of Business

	2005				2004			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Internal income	26	(26)	–	–	(2)	2	–	–
Net interest income	2,861	1,474	–	4,335	1,961	1,220	1	3,182
Other income	920	1,606	–	2,526	741	1,352	107	2,200
Operating income	3,807	3,054	–	6,861	2,700	2,574	108	5,382
Operating expenses	(2,101)	(1,710)	–	(3,811)	(1,400)	(1,426)	(23)	(2,849)
Operating profit before impairment losses	1,706	1,344	–	3,050	1,300	1,148	85	2,533
Impairment losses on loans and advances	(425)	106	–	(319)	(242)	28	–	(214)
Other impairment	(3)	(11)	(36)	(50)	–	(1)	(67)	(68)
Operating profit before taxation	1,278	1,439	(36)	2,681	1,058	1,175	18	2,251
Total assets employed	74,134	140,464	*498	215,096	38,094	108,712	*318	147,124
Total liabilities employed	79,008	123,472	*283	202,763	53,384	83,376	*295	137,055
Total risk weighted assets and contingents	52,054	73,870	–	125,924	28,069	64,055	–	92,124
Other segment items:								
Capital expenditure	114	109	–	223	98	96	–	194
Depreciation	68	58	–	126	60	55	–	115
Amortisation of intangible assets	74	83	–	157	38	85	–	123

* As required by IAS 14, tax balances are not allocated.

2. Segmental Information continued

By geographic segment

The Group manages its business segments on a global basis. The operations are based in nine main geographical areas. The UK is the home country of the parent. Following the acquisition of SC First Bank (SCFB, formerly Korea First Bank), a new geographical area of Korea has been included. Comparative amounts have been restated.

	2005									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income	49	3	4	(4)	10	(10)	1	(16)	(37)	–
Net interest income	935	270	214	826	626	337	478	380	269	4,335
Fees and commissions income, net	352	139	60	45	225	151	234	151	138	1,495
Net trading income	101	84	44	63	165	72	89	31	120	769
Other operating income	75	14	11	24	28	40	6	5	59	262
Operating income	1,512	510	333	954	1,054	590	808	551	549	6,861
Operating expenses	(649)	(246)	(150)	(632)	(610)	(306)	(339)	(399)	(480)	(3,811)
Operating profit before impairment losses	863	264	183	322	444	284	469	152	69	3,050
Impairment losses on loans and advances	(117)	(43)	(30)	(61)	(49)	(50)	9	(43)	65	(319)
Other impairment	(1)	–	–	–	–	1	–	(47)	(3)	(50)
Operating profit before taxation	745	221	153	261	395	235	478	62	131	2,681
Loans and advances to customers – average	22,148	11,966	6,521	23,315	9,971	5,107	7,917	2,088	9,819	98,852
Net interest margins (%)	2.2	1.1	2.2	2.0	3.0	3.3	3.2	7.3	0.5	2.5
Loans and advances to customers – period end	21,584	12,541	7,613	36,037	11,210	5,017	7,348	2,251	8,576	112,177
Loans and advances to banks – period end	5,688	2,431	173	3,222	2,213	238	1,255	313	7,426	22,959
Total assets employed**	49,943	23,602	10,409	59,929	24,141	10,943	12,902	5,606	37,083	234,558
Total risk weighted assets and contingents	21,281	11,770	5,224	31,850	15,140	6,369	9,304	2,732	24,256	127,926
Capital expenditure	36	43	6	42	34	18	11	13	20	223

* Middle East and Other S Asia includes UAE operating income of $331 million, operating expenses of $133 million, impairment losses on loans and advances of $20 million and operating profit before taxation of $178 million.

** Total assets employed includes intra-group items of $19,960 million and excludes deferred tax assets of $498 million.

2. Segmental Information continued

	2004									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income	28	(12)	(10)	(4)	(4)	(12)	(4)	(23)	41	–
Net interest income	899	324	194	32	465	299	370	374	225	3,182
Fees and commissions Income, net	323	114	51	7	189	111	203	153	181	1,332
Net trading income	99	81	30	33	88	67	75	74	104	651
Other operating income	57	6	5	2	17	1	4	6	119	217
Operating income	1,406	513	270	70	755	466	648	584	670	5,382
Operating expenses	(660)	(228)	(145)	(41)	(477)	(252)	(270)	(360)	(416)	(2,849)
Operating profit before impairment losses	746	285	125	29	278	214	378	224	254	2,533
Impairment losses on loans and advances	(125)	(33)	(2)	3	(43)	(22)	(2)	(12)	22	(214)
Other impairment	–	–	–	–	–	2	–	–	(70)	(68)
Operating profit before taxation	621	252	123	32	235	194	376	212	206	2,251
Loans and advances to customers – average	21,608	10,398	5,272	352	8,008	3,841	6,325	1,833	7,430	65,067
Net interest margin (%)	2.2	1.6	2.4	1.1	2.8	3.6	3.1	7.6	0.6	2.6
Loans and advances to customers – period end	21,744	11,765	6,374	794	8,961	4,692	6,972	2,013	8,844	72,159
Loans and advances to banks – period end	2,852	2,072	349	1,646	1,705	171	892	374	7,321	17,382
Total assets employed**	48,478	20,414	7,119	5,093	17,377	8,611	12,867	6,419	56,792	183,170
Total risk weighted assets and contingents	20,337	13,892	4,411	1,639	11,705	6,413	8,761	2,749	24,895	94,802
Capital expenditure	22	28	12	4	9	44	15	14	46	194

* Middle East and Other S Asia includes UAE operating income of $271 million, operating expenses of $100 million, impairment losses on loans and advances of $1 million and operating profit before taxation of $170 million.

** Total assets employed includes intra-group items of $28,801 million, $7,563 million of derivative balances which are netted on the Consolidated Balance Sheet and excludes deferred tax assets of $318 million.

2. Segmental Information continued

Following the acquisition of SCFB on 15 April 2005, Korea has been identified as a separately reportable geographic segment. In 2004, the existing Korean business was included in Other Asia Pacific. Accordingly, this segment has been restated to present Korea separately. The UAE segment has been included within Middle East and Other S Asia.

Apart from SCFB, Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. In SCFB, allocations have been based on an estimate of direct management costs of integration as a transitional measure.

Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Total risk weighted assets and contingents include $2,002 million (31 December 2004: $2,678 million) of balances which are netted in calculating capital ratios.

In 2005 other impairment includes provision made in respect of exposures in Zimbabwe. In 2004 other operating income includes profits and losses arising from corporate decisions to dispose of investments in KorAm Bank ($95 million in Americas, UK & Group Head Office) and Bank of China (Hong Kong) ($36 million in Hong Kong) and the premium on repurchase of surplus subordinated debt ($23 million in India). Costs include $18 million related to the incorporation of the Hong Kong business (Hong Kong) and the $5 million donation to the Tsunami relief effort (Malaysia, India, Other APR and MESA). Other impairment includes goodwill impairment of $67 million. These decisions resulted in net non-recurring gains of $18 million. They are included in the Geographic segmental information, but are not allocated to businesses in the Business segmental information.

Capital expenditure comprises additions to property and equipment (note 25) and intangibles (note 24) including additions resulting from acquisitions.

3. Interest Income

	2005 $million	2004 $million
Balances at central banks	8	3
Treasury bills	469	254
Loans and advances to banks	851	491
Loans and advances to customers	6,104	3,563
Listed debt securities	525	428
Unlisted debt securities	745	573
Accrued on impaired assets (discount unwind)	48	–
	8,750	5,312

Total interest income from financial instruments held at amortised cost in 2005 is $6,313 million.

4. Interest Expense

	2005 $million	2004 $million
Deposits by banks	643	385
Customer accounts:		
Current and demand accounts	597	239
Savings deposits	97	68
Time deposits	1,852	895
Debt securities in issue	703	178
Subordinated loan capital and other borrowed funds:		
Wholly repayable within five years	158	82
Other	365	283
	4,415	2,130

Total interest expense on financial instruments held at amortised cost in 2005 is $4,262 million.

5. Net Trading Income

	2005 $million	2004 $million
Gains less losses on foreign currency	613	494
Gains less losses on trading securities	(19)	20
Other trading profits	175	137
	769	651

6. Other Operating Income

	2005 $million	2004 $million
Other operating income includes:		
Gains less losses on disposal of investment securities	–	164
Gains less losses on disposal of available-for-sale financial assets	107	–
Dividend income	62	11
Premium paid on repurchase of subordinated debt	–	(23)

7. Operating Expenses

	2005 $million	2004 $million
Staff costs:		
Wages and salaries	1,653	1,195
Social security costs	48	32
Other pension costs (note 35)	131	92
Other staff costs	313	240
	2,145	1,559
Premises and equipment expenses:		
Rental of premises	183	150
Other premises and equipment costs	167	159
Rental of computers and equipment	13	12
	363	321
General administrative expenses	1,020	731

Wages and salaries include share based expenses – see note 40.

The Group employed 43,899 staff at 31 December 2005 (31 December 2004: 33,323).

The Company employed nil staff at 31 December 2005 (31 December 2004: nil). It incurred costs of $3 million (2004: $2 million).

Directors emoluments
Details of directors' pay and benefits and interests in shares are disclosed in the directors' remuneration report on pages 49 to 61.

Transactions with directors, officers and other related parties are disclosed in the related parties note 51 on page 126.

7. Operating Expenses continued

Other administrative expenses include $12.4 million (2004: $8.3 million) in respect of auditor's remuneration for the Group, of which $0.4 million (2004: $0.4 million) relates to the Company. The auditors of the Company, KPMG Audit Plc and their associated firms, also received $3.1 million (2004: $5.9 million) in respect of non-audit services provided to the Group. Details of non-audit services are reflected below:

	2005 $million	2004 $million
Non-audit fees paid to KPMG Audit Plc and its associated firms:		
Regulatory reviews	0.3	1.7
Accounting reviews/advisory	1.1	0.3
Capital raising activities	0.2	0.2
Assistance with business acquisitions and disposals	0.4	1.1
Tax advisory and compliance	0.8	1.2
Other assistance	0.3	1.4
	3.1	5.9

In addition to the above services, the Group's auditors acted as auditor to the Standard Chartered Pension Fund, a UK defined contribution staff pension plan and, since the date of acquisition, the SC First Bank pension plans. The appointment of auditors to the Group's pension schemes and the fees paid in respect of these audits are agreed by the trustees of each scheme, who act independently from the management of the Group. The aggregate fees paid to the Group's auditor for audit services to the pension schemes during the year were $0.2 million (2004: $0.2 million).

8. Depreciation and Amortisation

	2005 $million	2004 $million
Premises	53	47
Equipment	73	68
Intangibles:		
Software	125	123
Acquired on business combinations	32	–
	283	238

9. Other Impairment

	2005 $million	2004 $million
Goodwill	2	67
Other	48	1
	50	68

Under IFRS, goodwill is not amortised. Instead, annual impairment assessments are made. On transition to IFRS on 1 January 2004, goodwill amortisation of $181 million recorded under UK GAAP in 2004 was reversed and an impairment charge of $67 million was recorded in its place to write down goodwill on certain investments to $nil (see note 24). Other impairment mainly comprises provision for exposures in Zimbabwe.

10. Taxation

Analysis of taxation charge in the year:

	2005 $million	2004 $million
The charge for taxation based upon the profits for the year comprises:		
United Kingdom corporation tax at 30% (31 December 2004: 30%):		
Current tax on income for the year	326	407
Adjustments in respect of prior periods	4	18
Double taxation relief	(308)	(357)
Foreign tax:		
Current tax on income for the year	671	559
Adjustments in respect of prior periods	(18)	(13)
Total current tax	675	614
Deferred tax:		
Origination/reversal of temporary differences	35	16
Tax on profits on ordinary activities	710	630
Effective tax rate	26.5%	28.0%

Overseas taxation includes taxation on Hong Kong profits of $131 million (31 December 2004: $92 million) provided at a rate of 17.5 per cent (31 December 2004: 17.5 per cent) on the profits assessable in Hong Kong.

The taxation charge for the year is lower than the standard rate of corporation tax in the United Kingdom, 30 per cent.

The differences are explained below:

	2005 $million	2004 $million
Profit on ordinary activities before taxation	2,681	2,251
Tax at 30 per cent (2004: 30 per cent)	804	675
Effects of:		
Tax free income	(16)	–
Lower taxes on overseas earnings	(111)	(12)
One-off adjustments on Korea branch transfer	(12)	–
Adjustments to tax charge in respect of previous periods	(16)	3
Capital gains against which losses have been applied	–	(36)
Other items	26	(16)
Total current taxation charge	675	614

Tax recognised directly in equity:

	2005 $million	2004 $million
Current tax credit on instruments reclassified from debt to equity	20	20
Deferred tax credit on available-for-sale investments	49	–
Deferred tax credit on pensions	51	46
Deferred tax credit on share based awards	86	–
Deferred tax on other items	29	–
Total deferred tax recognised in equity	215	46
Total tax recognised in equity	235	66

11. Dividends

Ordinary Equity Shares	2005 Cents per share	2005 $million	2004 Cents per share	2004 $million
Final dividend declared and paid during the period	40.44	524	36.49	429
Interim dividends declared and paid during the period	18.94	248	17.06	201
	59.38	772	53.55	630

Dividends are recorded in the period in which they are declared. Accordingly, the final dividends set out above relate to the respective prior years. The 2005 final dividend of 45.06 cents per share ($595 million) will be paid in either sterling, Hong Kong dollars or US dollars on 12 May 2006 to shareholders on the UK register of members at the close of business in the UK on 10 March 2006 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 10 March 2006. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the final cash dividend. Details of the dividend will be sent to shareholders on or around 27 March 2006.

Preference Shares		2005 $million	2004 $million
Non-cumulative irredeemable preference shares:	7 3/8 per cent preference shares of £1 each*	14	14
	8 1/4 per cent preference shares of £1 each*	15	15
Non-cumulative redeemable preference shares:	8.9 per cent preference shares of $5 each	29	29

* Dividends on these preference shares are treated as interest expense in 2005 following adoption of IAS 32.

12. Earnings Per Ordinary Share

	2005 Profit $million	2005 Weighted average number of shares ('000)	2005 Per share amount cents	2004 Profit $million	2004 Weighted average number of shares ('000)	2004 Per share amount cents
Basic earnings per ordinary share	1,917	1,290,916	148.5	1,520	1,172,921	129.6
Effect of dilutive potential ordinary shares:						
Convertible bonds	7	10,346		23	34,488	
Options	–	8,678		–	3,444	
Diluted earnings per share	1,924	1,309,940	146.9	1,543	1,210,853	127.4

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis. This differs from earnings defined in IAS 33 Earnings per share. The table below provides a reconciliation:

	2005 $million	2004 $million
Profit attributable to ordinary shareholders	1,917	1,520
Profit on sale of shares in – KorAm		(95)
– Bank of China		(36)
Premium and costs paid on repurchase of subordinated debt		23
Costs of Hong Kong incorporation		18
Tsunami donation		5
Goodwill impairment		67
Total one-off items		(18)
Amortisation of intangible assets arising on business combinations	32	–
Profit less losses on disposal of investment securities held at cost	–	(33)
Profit on sale of property, plant and equipment	–	(4)
Profit on disposal of subsidiary undertakings	–	(4)
Other impairment	42	1
Tax on normalised items	(7)	–
Normalised earnings	1,984	1,462
Normalised earnings per ordinary share	153.7c	124.6c

12. Earnings Per Ordinary Share continued

No ordinary shares were issued after the balance sheet date that would have significantly affected the number of ordinary shares used in the above calculations had they been issued prior to the end of the balance sheet period except as described in notes 37 and 52.

Normalised EPS has grown by 23 per cent. With the adoption of IAS 39, the Group no longer normalises gains and losses on disposal of investment securities as these are now held in an available-for-sale portfolio at fair value.

Had this policy been adopted in 2004, normalised earnings per share would have been 127.5 cents and EPS growth would have been 20 per cent.

13. Financial Instruments Classification Summary

On 1 January 2005, the Group adopted IAS 39 which requires the classification of financial instruments between four recognition principles: at fair value through profit or loss (comprising trading and designated), available-for-sale, held-to-maturity and loans and receivables. The face of the balance sheet now combines financial instruments that are held at their fair value and subdivided between those assets and liabilities held for trading purposes and those that the Group has elected to hold at fair value. Comparative balance sheet lines have been reclassified only to the extent that those assets or liabilities were treated as trading under UK GAAP for that period. In addition treasury bills have been disclosed under trading assets and investment securities, as appropriate, rather than as a separate category.

The Group's classification of its principal financial assets and liabilities (excluding derivatives) is summarised below:

	2005					
	Trading $million	Designated at fair value through profit or loss $million	Available-for-sale $million	Loans and receivables $million	Held to-maturity $million	Total $million
Loans and advances to banks	1,258	–	30	21,671	–	22,959
Loans and advances to customers	230	156	105	111,686	–	112,177
Treasury bills and other eligible bills	2,223	492	10,199	–	–	12,914
Debt securities	5,612	244	25,231	1,264	215	32,566
Equity shares	118	–	954	–	–	1,072
Total assets at 31 December 2005	9,441	892	36,519	134,621	215	181,688
Total assets at 1 January 2005	6,064	1,902	30,451	88,952	1,040	128,409

	Trading $million	Designated at fair value $million	Amortised cost $million	Total $million
Due to banks	1,102	337	18,834	20,273
Customer accounts	394	614	119,931	120,939
Debt securities in issue	1,068	433	25,913	27,414
Short positions	2,345	–	–	2,345
Total liabilities at 31 December 2005	4,909	1,384	164,678	170,971
Total liabilities at 1 January 2005	3,708	–	110,942	114,650

14. Financial Assets Held at Fair Value through Profit or Loss

Certain loans and advances and debt securities with fixed rates of interest are designated at fair value through profit or loss because interest rate swaps have been acquired with the intention of significantly reducing interest rate risk. Derivatives are recorded at fair value whereas loans and advances are usually recorded at amortised cost. Designation of the loans and debt securities at fair value through profit or loss significantly reduces the accounting mismatch between fair value and amortised cost income recognition (a criteria of IFRS). The Group ensures the criteria under IFRS are met by matching the principal terms of interest rate swaps to the corresponding loan and debt security.

The changes in fair value of both the underlying loans and advances and debt securities and interest rate swaps are monitored in a similar manner to trading book portfolios.

Upon adoption of IAS 32 and 39, the Group designated these assets at fair value as at 1 January 2005. The carrying amount of $1,898 million under UK GAAP was revalued to $1,902 million.

The fair value loss on assets designated at fair value through profit or loss was $8 million.

	2005			2004
	Trading $million	Designated at fair value through profit or loss $million	Total $million	Total Trading $million
Loans and advances to banks	1,258	–	1,258	695
Loans and advances to customers	230	156	386	140
Treasury bills and other eligible bills	2,223	492	2,715	236
Debt securities	5,612	244	5,856	3,673
Equity shares	118	–	118	–
	9,441	892	10,333	4,744

Debt securities

	2005 $million	2004 $million
Issued by public bodies:		
Government securities	1,632	1,792
Other public sector securities	–	1
	1,632	1,793
Issued by banks:		
Certificates of deposit	811	82
Other debt securities	1,028	777
	1,839	859
Issued by corporate entities and other issuers:		
Other debt securities	2,385	1,021
Total debt securities	5,856	3,673
Of which:		
Listed on a recognised UK exchange	537	–
Listed elsewhere	1,526	1,505
Unlisted	3,793	2,168
	5,856	3,673

Equity securities

Unlisted	118	–

15. Derivative Financial Instruments

Derivatives are financial instruments that derive their value from changes in response to changes in interest rates, financial instrument prices, commodity prices, foreign exchange rates, credit risk and indices. The types of derivatives used by the Group are set out below.

On 1 January 2005 the Group adopted IAS 39. It requires all derivatives to be recognised as trading and recorded at fair value, with all revaluation gains recognised in profit or loss (except where cash flow hedging has been achieved, in which case changes in fair value go through reserves). For the comparatives UK GAAP has been applied. Under UK GAAP, derivatives held for hedging purposes are classified as non-trading and are not recorded on the balance sheet at fair value.

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

In respect of credit risk arising from the use of derivatives, the Group sets limits on net open positions. The amount of credit risk is the current positive fair value (asset) of the underlying contract. The credit risk is managed as part of the overall lending limits to banks and customers, together with potential exposures from market movements. The Group further limits its exposure to credit losses in the event of default by entering into master netting agreements with certain market counterparties. Exposures are not presented net in these accounts after 1 January 2005 as transactions are not usually settled on a net basis as required by IAS 39.

The Derivatives and Hedging section of the Financial Review on pages 35 and 36 explains the Group's risk management of derivative contracts and is incorporated in these financial statements accordingly.

	2005			2004		
Total derivatives	Notional principal amounts $million	Assets $million	Liabilities $million	Notional principal amounts $million	Assets $million	Liabilities $million
Foreign exchange derivative contracts:						
Forward foreign exchange contracts	326,053	5,392	5,884	409,003	6,789	6,500
Currency swaps and options	175,121	351	487	116,734	2,592	2,532
Exchange traded futures and options	–	–	–	238	–	–
	501,174	5,743	6,371	525,975	9,381	9,032
Interest rate derivative contracts:						
Swaps	471,652	3,452	3,239	411,722	3,376	3,129
Forward rate agreements and options	68,015	72	160	57,970	101	127
Exchange traded futures and options	117,026	43	27	96,282	54	54
	656,693	3,567	3,426	565,974	3,531	3,310
Credit derivative contracts	9,374	45	52	–	–	–
Equity and stock index options	379	3	3	–	–	–
Commodity derivative contracts	4,642	12	12	6,030	33	33
Total derivatives	1,172,262	9,370	9,864	1,097,979	12,945	12,375
Effect of netting		(6,271)			(7,563)	
Net credit risk on derivatives		3,099			5,382	

Under UK GAAP derivatives used for hedging purposes were recognised on balance sheet at their accrued amount. The 2004 comparative amounts in the table above include positive fair values of $50 million and negative fair values of $37 million that were not recognised on balance sheet.

15. Derivative Financial Instruments continued

The Group uses derivatives primarily to mitigate interest rate and foreign exchange risk. Hedge accounting is applied to derivatives and hedged items when the criteria under IFRS have been met. The table below lists the types of derivatives that have achieved hedge accounting with the following two categories:

Fair value hedges
The Group uses interest rate swaps to manage fixed rates of interest. The swaps exchange fixed rate for floating rates on funding to match floating rates received on assets or exchanges fixed rates on assets to match the floating rates paid on funding. For qualifying hedges, the fair value changes of the derivative are substantially matched by corresponding fair value changes of the hedged item, both of which are recognised in profit or loss.

Cash flow hedges
The Group uses swaps to manage the variability in future interest cash flows on assets and liabilities that have floating rates of interest by exchanging the floating rates for fixed rates. It also uses foreign exchange contracts to manage the variability in future exchange rates on its assets and liabilities and costs in foreign currencies. Gains and losses arising on the hedges are deferred in reserves until the variability on the cash flow affects profit or loss, at which time the gains or losses are transferred to profit or loss.

	2005			2004		
Derivatives held for hedging	Notional principal amounts $million	Assets $million	Liabilities $million	Notional principal amounts $million	Assets $million	Liabilities $million
Derivatives designated as fair value hedges						
Swaps	6,123	368	143	–	–	–
	6,123	368	143	–	–	–
Derivatives designated as cash flow hedges						
Swaps	3,581	–	24	–	–	–
Forward foreign exchange contracts	802	4	23	–	–	–
	4,383	4	47	–	–	–
Hedges under UK GAAP						
Swaps	–	–	–	2,304	17	4
Forward rate agreements and options	–	–	–	495	–	–
Commodity derivative contracts	–	–	–	6,030	33	33
Total derivatives held for hedging	10,506	372	190	8,829	50	37

16. Loans and Advances to Banks

	2005 $million	2004 $million
Loans and advances to banks	22,982	17,446
Individual impairment provision (note 19)	(22)	(52)
Portfolio impairment provision (note 19)	(1)	–
Interest in suspense	–	(12)
	22,959	17,382
Of which: loans and advances held at fair value through profit or loss (note 14)	(1,258)	(695)
	21,701	16,687

17. Loans and Advances to Customers

	2005 $million	2004 $million
Loans and advances to customers	113,908	74,463
Individual impairment provision (note 19)	(1,364)	(1,407)
Portfolio impairment provision (note 19)	(367)	–
General provisions (note 19)	–	(335)
Interest in suspense	–	(562)
	112,177	72,159
Of which: loans and advances held at fair value through profit or loss (note 14)	(386)	(140)
	111,791	72,019

The Group has transferred to third parties by way of securitisation the rights to any collections of principal and interest on customer loan assets with a face value of $65 million (2004: $79 million). The Group continues to be exposed to related credit and foreign exchange risk on these assets. The Group continues to recognise these assets in addition to the proceeds and related liability of $65 million (2004: $79 million) arising from the securitisations.

The Group's exposure to credit risk is concentrated in Hong Kong, Korea and the Asia Pacific region. The Group is affected by the general economic conditions in the territories in which it operates. The Group sets limits on the exposure to any counterparty, and credit risk is spread over a variety of different personal and commercial customers. The Group has outstanding residential mortgage loans to Korea residents of $22.5 billion (2004: $nil) and Hong Kong residents of approximately $12.0 billion (2004: $12.2 billion).

17. Loans and Advances to Customers continued

The following table shows loans and advances to customers by each principal category of borrower's business or industry:

	2005				2004
	One year or less $million	One to five years $million	Over five years $million	Total $million	Total $million
Loans to individuals					
Mortgages	4,756	9,598	29,717	44,071	22,018
Other	8,352	4,666	1,572	14,590	10,001
Small and medium enterprises	5,883	1,687	1,921	9,491	3,479
Consumer Banking	18,991	15,951	33,210	68,152	35,498
Agriculture, forestry and fishing	546	81	19	646	656
Construction	602	99	12	713	615
Commerce	6,518	481	78	7,077	6,325
Electricity, gas and water	684	198	680	1,562	1,394
Financing, insurance and business services	6,552	1,706	628	8,886	9,012
Loans to governments	4,507	197	170	4,874	2,105
Mining and quarrying	699	216	213	1,128	1,527
Manufacturing	8,477	2,068	798	11,343	9,326
Commercial real estate	2,433	974	73	3,480	2,126
Transport, storage and communication	1,544	872	974	3,390	2,962
Other	888	354	51	1,293	948
Wholesale Banking	33,450	7,246	3,696	44,392	36,996
Portfolio impairment provision				(367)	–
General provision				–	(335)
				112,177	72,159

18. Assets Leased to Customers

	2005 $million	2004 $million
Finance leases	298	181
Instalment credit agreements	851	1,052
	1,149	1,233

Assets leased to customers are included in loans and advances to customers.

The cost of assets acquired during the year for leasing to customers under finance leases and instalment credit agreements amounted to $201 million (2004: $111 million).

	2005 $million	2004 $million
Minimum lease receivables under finance leases falling due:		
Within one year	73	67
Later than one year and less than five years	266	92
After five years	23	30
	362	189
Interest income relating to future periods	(64)	(8)
Present value of finance lease receivables	298	181

19. Impairment Provisions on Loans and Advances

	2005 Total $million	2004 Specific $million	2004 General $million
Provisions held at beginning of year	1,794	1,661	425
Adoption of IAS 39[1]	(12)	–	–
At 1 January	1,782	1,661	425
Exchange translation differences	(25)	13	–
Acquisitions	407	36	–
Amount utilised	–	–	(39)
Amounts written off	(871)	(607)	–
Recoveries of amounts previously written off	153	95	–
Discount unwinding	(48)	–	–
Other	24	(8)	4
New provisions	915	609	–
Recoveries/provisions no longer required[1]	(583)	(340)	(55)
Net charge against/(credit to) profit[2]	332	269	(55)
Provisions held at 31 December[3]	1,754	1,459	335

1. The opening balance at 1 January 2005 was adjusted with the adoption of IAS 39. The individual impairment provision increased by $90 million. The general provision recorded under UK GAAP was reversed. Under IAS 39, a portfolio impairment provision of $233 million was created.

2. The net charge of $332 million comprises $255 million individual impairment charge and $77 million portfolio impairment charge. It excludes provision releases of $13 million for credit commitments (note 34). The total impairment charge on loans and advances and other credit risks is $319 million.

3. The provision of $1,754 million held at 31 December 2005 comprises $1,386 million individual impairment provision and $368 million portfolio impairment provision.

The following table shows impairment provisions by each principal category of borrowers' business or industry:

	2005 $million	2004 $million
Loans to individuals		
Mortgages	107	61
Other	70	66
Small and medium enterprises	351	51
Consumer Banking	528	178
Agriculture, forestry and fishing	32	39
Construction	24	40
Commerce	129	386
Electricity, gas and water	16	11
Financing, insurance and business services	105	101
Loans to governments	–	44
Mining and quarrying	26	34
Manufacturing	355	435
Commercial real estate	16	3
Transport, storage and communication	53	49
Other	80	87
Wholesale Banking	836	1,229
Individual impairment provision against loans and advances to customers (note 17)	1,364	1,407
Individual impairment provision against loans and advances to banks (note 16)	22	52
Portfolio impairment provision/general provision (note 16, 17)	368	335
Total impairment provisions on loans and advances	1,754	1,794

20. Non-Performing Loans and Advances

	2005			2004		
	SCNB (LMA) $million	Other $million	Total $million	SCNB (LMA) $million	Other $million	Total $million
Non-performing loans and advances	–	2,694	2,694	351	2,586	2,937
Impairment provision	–	(1,754)	(1,754)	(115)	(1,344)	(1,459)
Interest in suspense				–	(574)	(574)
	–	940	940	236	668	904

Net non-performing loans and advances comprises loans and advances to banks $24 million (31 December 2004: $55 million) and loans and advances to customers $916 million (31 December 2004: $849 million).

The Group acquired Standard Chartered Nakornthon Bank (SCNB) in September 1999. Under the terms of the acquisition, non-performing loans were subject to a Loan Management Agreement (LMA) with a Thai Government Agency (The Financial Institutions Development Fund (FIDF)) which guaranteed certain losses. The LMA expired in 2004 and the losses guaranteed by FIDF have been settled during 2005. Accordingly, the balances have been derecognised and are shown as $nil under SCNB in the table above.

Impairment provisions cover 65 per cent of non-performing lending to customers (2004: 74 per cent, excluding the SCNB non-performing loan portfolio of $351 million subject to the LMA).

Impairment provision for 2005 includes $368 million of portfolio impairment provision and 2004 excludes $335 million of general provision under UK GAAP.

21. Investment Securities

	2005				2004
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Total $million	Total $million
Treasury and other eligible bills	–	10,199	–	10,199	4,189
Debt securities	215	25,231	1,264	26,710	29,169
Equity securities	–	954	–	954	253
	215	36,384	1,264	37,863	33,611

	2005					
	Debt Securities					
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:						
Government securities	215	8,618	–			
Other public sector securities	–	1,418	–			
	215	10,036	–			
Issued by banks:						
Certificates of deposit	–	6,330	–			
Other debt securities	–	5,973	–			
	–	12,303	–			
Issued by corporate entities and other issuers:						
Other debt securities	–	2,892	1,264			
	–	2,892	1,264			
Total debt securities	215	25,231	1,264			
Listed on a recognised UK exchange	–	5,944	–	23	–	5,967
Listed elsewhere	3	6,776	–	235	7,005	14,019
Unlisted	212	12,511	1,264	696	3,194	17,877
	215	25,231	1,264	954	10,199	37,863

21. Investment Securities continued

	2004			
	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:				
Government securities	8,477			
Other public sector securities	1,263			
	9,740			
Issued by banks:				
Certificates of deposit	6,076			
Other debt securities	6,678			
	12,754			
Issued by corporate entities and other issuers:				
Other debt securities	6,675			
	6,675			
Total debt securities	29,169			
Listed on a recognised UK exchange	5,651	–	–	5,651
Listed elsewhere	6,700	88	–	6,788
Unlisted	16,818	165	4,189	21,172
	29,169	253	4,189	33,611

The change in the carrying book amount of investment securities comprised:

	2005				2004			
	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million
Opening	29,169	253	4,189	33,611	20,801	359	5,533	26,693
Adoption of IAS 39*	(1,571)	39	(251)	(1,783)	–	–	–	–
At 1 January	27,598	292	3,938	31,828	20,801	359	5,533	26,693
Exchange translation differences	(1,026)	1	(154)	(1,179)	(16)	1	20	5
Acquisitions	2,327	289	5,622	8,238	–	–	–	–
Additions	33,655	658	13,443	47,756	79,813	121	9,396	89,330
Transfers	35	(35)	–	–	–	–	–	–
Maturities and disposals	(35,748)	(351)	(12,599)	(48,698)	(71,452)	(228)	(10,778)	(82,458)
Provisions	1	(1)	(33)	(33)	–	–	–	–
Changes in fair value	(107)	104	(29)	(32)	–	–	–	–
Amortisation of discounts and premiums	(25)	(3)	11	(17)	23	–	18	41
At 31 December	26,710	954	10,199	37,863	29,169	253	4,189	33,611

* From 1 January 2005 all available-for-sale investments are held at fair value in accordance with IFRSs, with corresponding opening adjustments.

Treasury bills and other eligible bills include $2,347 million (2004: $nil) of bills sold subject to sale and repurchase transactions.

Debt securities include $811 million (2004: $1,068 million) of securities sold subject to sale and repurchase transactions.

At 31 December 2005, unamortised premiums on debt securities held for investment purposes amounted to $59 million (31 December 2004: $135 million) and unamortised discounts amounted to $41 million (31 December 2004: $356 million).

The valuation of listed securities is at market value and of unlisted securities is at fair value. Income from listed equity shares amounted to $32 million (31 December 2004: $4 million) and income from unlisted equity shares amounted to $30 million (31 December 2004: $7 million).

22. Investments in Subsidiary Undertakings, Joint Ventures and Associates

	Historical cost $million
At 1 January 2005	4,292
Additions	3,681
At 31 December 2005	7,973

At 31 December 2005, the principal subsidiary undertakings, all indirectly held and principally engaged in the business of banking and provision of other financial services, were as follows:

Country and place of incorporation or registration	Main areas of operation	Group interest in ordinary share capital
Standard Chartered Bank, England	United Kingdom, Middle East, South Asia, Asia Pacific, Americas and, through Group companies, Africa	100%
Standard Chartered First Bank Korea Limited, Korea	Korea	100%
Standard Chartered Bank Malaysia Berhad, Malaysia	Malaysia	100%
Standard Chartered Bank (Hong Kong) Limited, Hong Kong	Hong Kong	100%
Standard Chartered Bank (Thai) Public Company Limited, Thailand*	Thailand	99.8%
Standard Chartered Capital Management (Jersey) LLC, United States	United States	100%
Standard Chartered Receivables (UK) Limited, England and Wales	United Kingdom	100%
Standard Chartered Financial Investments Limited, England and Wales	United Kingdom	100%
Standard Chartered Debt Trading Limited, England and Wales	Hong Kong	100%

*formerly Standard Chartered Nakornthon Bank Public Company Limited, Thailand

Details of all Group companies will be filed with the next annual return of the Company.

Joint venture

The Group has a joint venture arrangement which holds a majority investment in PT Bank Permata Tbk, in Indonesia. The Group proportionately consolidates its 31.55 per cent share line by line. Contingent liabilities set out in note 44, includes $11 million relating to this joint venture arrangement. These mainly comprise banking acceptances, guarantees and irrevocable letters of credit.

There are no capital commitments of the venturers.

Related party transactions are disclosed in note 51.

The following amounts have been included in the consolidated accounts of the Group:

	2005 $million	2004 $million
Total assets	1,231	1,179
Total liabilities	(1,032)	(992)
	199	187
Income	69	8
Expenses	(62)	(5)
Impairment	2	–
Operating profit	9	3
Tax	(2)	(1)
Share of post tax result from joint venture	7	2

22. Investments in Subsidiary Undertakings, Joint Ventures and Associates continued

Interests in associates

	2005 $million	2004 $million
At 1 January	–	–
Additions	128	–
At 31 December	128	–

	2005 $million	2004 $million
Total assets	128	–
Total liabilities	–	–
	128	–

On 15 August 2005, the Group invested $128 million in establishing China Bohai Bank.

The Group's investment in China Bohai Bank is less than 20% but is considered to be an associate because of the significant influence the Group has over the management and financial and operating polices. Its operations commence in 2006 and as such there is no share of income and expenses for 2005.

The reporting date of the associate is coterminous with the Group.

23. Business Combinations

2005 acquisitions

On 15 April 2005, the Group acquired 100 per cent of the share capital of Korea First Bank (now called SC First Bank), a major banking group in the Republic of Korea (South Korea). The acquired business contributed operating income of $859 million and profit before tax of $227 million to the Group for the period from 15 April 2005 to 31 December 2005.

If the acquisition had occurred on 1 January 2005, SCFB would have added approximately $1,150 million to Group operating income and $300 million to profit before tax for the period.

	$million
Details of net assets acquired and goodwill are as follows:	
Purchase consideration:	
– cash paid	3,338
– direct costs relating to the acquisition	35
Total purchase consideration	3,373
Fair value of net assets acquired	1,635
Goodwill	1,738

The goodwill is attributable to the significant synergies expected to arise from the development of SCFB within the Standard Chartered Group and those intangibles such as workforce in place which are not recognised separately.

23. Business Combinations continued

The assets and liabilities arising from the acquisition are as follows:

	Fair value $million	Acquiree's carrying amount $million
Cash and balances at central banks*	2,321	2,321
Derivative financial instruments	27	27
Loans and advances to banks	890	890
Loans and advances to customers	31,455	31,983
Investment securities	8,153	8,139
Intangibles other than goodwill	229	58
Property, plant and equipment	1,088	1,109
Deferred tax assets	97	15
Other assets	887	884
Total assets	45,147	45,426
Deposits by banks	2,782	2,782
Customer accounts	18,923	19,328
Financial liabilities held at fair value through profit or loss	121	–
Derivative financial instruments	240	240
Debt securities in issue	16,871	17,243
Other liabilities	2,962	2,239
Subordinated liabilities and other borrowed funds	1,280	1,514
Total liabilities	43,179	43,346
Minority interest	333	298
Net assets acquired	1,635	1,782
Purchase consideration settled in cash	3,373	
Cash and cash equivalents in subsidiary acquired	(2,378)	
Cash outflow on acquisition	995	

* Cash and balances at central banks include amounts subject to regulatory restrictions.

The fair value amounts contain some provisional balances which will be finalised in the 2006 accounts.

The intangible assets acquired as part of the acquisition on SCFB can be analysed as follows:

	$million
Brand names	86
Customer relationships	24
Core deposits	91
Capitalised software	28
Total	229

The Group acquired a further 24.97 per cent of Standard Chartered Nakornthon Bank Public Company in Thailand for $98 million giving rise to goodwill of $64 million and 100 per cent of Sumitomo Mitsui Banking Corporation in India for $30 million giving rise to negative goodwill of $6 million which has been recognised through the Consolidated Income Statement.

23. Business Combinations continued

2004 acquisitions

Fair value adjustments for consistent accounting policies principally relate to alignment of policies on depreciation of tangible fixed assets and measurement of credit risk.

Acquisitions in the table below include the additional 25 per cent stake in Standard Chartered Bank Nepal Limited, 100 per cent ownership of Advantage Limited, the 31.55 per cent stake in PT Bank Permata Tbk and the ANZ Project Finance business (excluding Australia and Non-Japan Asia).

The effective date of acquisition of the additional 25 per cent stake in Standard Chartered Bank Nepal Limited was 19 August 2004. The acquisition has been accounted for using the acquisition method. The post-acquisition profit after taxation and minority interests was $1 million for 2004.

The effective date of acquisition of Advantage Limited ('Advantage') was 27 August 2004. It has been accounted for using the acquisition method. The post acquisition profit after taxation of Advantage was $4 million for 2004.

The total consideration payable for the shares in Advantage was HKD 980 million, calculated as a multiple of the audited net book value of Advantage as at 30 June 2004, adjusted to reflect the current market value of certain properties and any shortfall in the net assets of an associated company ('Consideration'). A deposit of HKD 100 million was paid by Standard Chartered Links (Hong Kong) Limited on signing of the Agreement on 28 June 2004.

An amount equal to 90 per cent of the Consideration (less the deposit) was paid in cash on completion of the Agreement with the balance paid on 31 December 2005. The consideration was fully funded from the Group's internal resources.

The effective date of acquisition of PT Bank Permata Tbk was 10 December 2004. It has been accounted for using the acquisition method. The acquisition is being accounted as a joint venture and proportionately consolidated. The Group's share of post acquisition profits after amortisation of goodwill and taxation was $2 million for 2004.

The effective date of acquisition of the ANZ Project Finance business (excluding Australia and Non-Japan Asia) was 10 December 2004. It has been accounted for using the acquisition method. The post-acquisition loss after taxation was $1 million for 2004, including integration expenses of $2 million.

Details of net assets acquired and goodwill are as follows:

	$million
Purchase consideration:	
– cash paid	328
– direct costs relating to the acquisition	5
Total purchase consideration	333
Fair value of net assets acquired	240
Goodwill	93

The assets and liabilities arising from the acquisitions are as follows:

	Fair value $million	Acquiree's carrying amount $million
Cash and balances at central banks*	26	26
Loans and advances to banks and customers	1,518	1,518
Investment securities	113	113
Interests in joint ventures	192	192
Property, plant and equipment	11	12
Other assets	82	90
Total assets	1,942	1,951
Deposits by banks and customer accounts	940	940
Other liabilities	754	754
Total liabilities	1,694	1,694
Minority interests	(8)	
Net assets acquired	240	
Purchase consideration settled in cash	333	
Cash and cash equivalents in subsidiary acquired	(26)	
Cash outflow on acquisition	307	

* Cash and balances at central banks include amounts subject to regulatory restrictions.

24. Goodwill and Intangible Assets

	2005				2004			
	Goodwill $million	Acquired intangibles $million	Software $million	Total $million	Goodwill $million	Acquired intangibles $million	Software $million	Total $million
Cost								
At 1 January	2,643	–	466	3,109	2,500	–	492	2,992
Exchange translation differences	8	2	(3)	7	–	–	4	4
Acquisitions	1,802	216	28	2,046	210	–	–	210
Additions	–	–	88	88	–	–	83	83
Disposals	–	–	(14)	(14)	–	–	(18)	(18)
Amounts written off	(2)	–	(103)	(105)	(67)	–	(95)	(162)
At 31 December	4,451	218	462	5,131	2,643	–	466	3,109
Provision for amortisation								
At 1 January	514	–	242	756	514	–	216	730
Exchange translation differences	–	–	(2)	(2)	–	–	–	–
Amortisation for the period	–	32	125	157	–	–	123	123
Disposals	–	–	(4)	(4)	–	–	(2)	(2)
Amounts written off	–	–	(97)	(97)	–	–	(95)	(95)
At 31 December	514	32	264	810	514	–	242	756
Net book value	3,937	186	198	4,321	2,129	–	224	2,353

Acquired intangibles comprises:	
Core deposits	77
Customer relationships	22
Brand trademarks	82
Licences	5
	186

Acquired intangibles and software have finite lives that are amortised over their economic useful life and charged through the 'amortisation and depreciation' line in the income statement. The estimated useful life of software is three to five years. Acquired intangibles were acquired as part of the acquisitions of SCFB and PT Bank Permata Tbk and are amortised over four to sixteen years. Software results from capitalised internal costs in developing programmes for the operation of the Group's computer systems.

In the transition to IFRS, all goodwill amortisation recorded since 1 January 2004 was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Standard Chartered Bank SAL in the Lebanon. The amortisation of the carrying amount of this goodwill would have fully amortised by 2005. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

24. Goodwill and Intangible Assets continued

Significant items of goodwill arising on acquisitions (after foreign exchange effects) has been allocated to the following cash generating units for the purposes of impairment testing:

Acquisition	Cash Generating Unit	Goodwill $million
SCFB	Korean business	1,758
Manhattan Card Business	Credit card and personal loan – Asia, India & MESA	896
Grindlays (India)	India business	370
Grindlays (MESA)	MESA business	368
SC Nakornthon	Thailand business	264
Permata	Group's share of Permata	105
Other		176
		3,937

All recoverable amounts were measured based on value in use. The key assumptions and approach to determining value in use calculations, as set out below, are solely estimates for the purposes of assessing impairment on acquired goodwill. The calculation for each unit uses cash flow projections based on budgets and forecasts approved by management covering one year and extrapolated for a further 19 years using steady growth rates. Where these rates are different from available market data on long-term rates, that fact is stated below. Management believes that any reasonably possible change in the key assumptions on which the recoverable amounts have been based would not cause the carrying amounts to exceed their recoverable amount.

SCFB

SCFB was acquired in April 2005 with initial goodwill recognised of $1,738 million. It comprises Consumer and Wholesale Banking operations in Korea.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Korea. A discount rate of 13.5 per cent was used.

Manhattan Card Business

Manhattan Card Business was acquired in 2000 with initial goodwill recognised of $1,061 million. This was amortised to $892 million under UK GAAP until 31 December 2003. The business comprises a credit card and a personal loans business across Asia, India and MESA.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of the world. A discount rate of 10.1 per cent was used.

Grindlays (India)

Grindlays (India) was acquired in 2000 with initial goodwill recognised of $446 million. This was amortised to $366 million under UK GAAP until 31 December 2003. It comprises Consumer and Wholesale Banking operations in India.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of India. A discount rate of 14.6 per cent was used.

Grindlays (MESA)

Grindlays (MESA) was acquired in 2000 with initial goodwill recognised of $446 million. This was amortised to $366 million under UK GAAP until 31 December 2003. It comprises Consumer and Wholesale Banking operations in MESA.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long term forecast GDP growth of MESA. A discount rate of 13.7 per cent was used.

SC Nakornthon

75 per cent of SC Nakornthon was acquired in 1999 with initial goodwill recognised of $222 million. This was amortised to $204 million under UK GAAP until 31 December 2003. In 2005 the Group acquired the remaining 24.97 per cent, increasing goodwill to $272 million. The business comprises Consumer and Wholesale Banking operations.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Thailand. A discount rate of 17.4 per cent was used.

Permata

31.55 per cent of Permata was acquired in 2004 with initial goodwill recognised of $115 million. This business comprises Consumer and Wholesale Banking operations in Indonesia.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Indonesia. A discount rate of 17.8 per cent was used.

25. Property, Plant and Equipment

	2005			2004		
	Premises $million	Equipment $million	Total $million	Premises $million	Equipment $million	Total $million
Cost or valuation						
At 1 January	653	337	990	616	386	1,002
Exchange translation differences	–	(6)	(6)	5	10	15
Additions	70	65	135	83	28	111
Acquisitions	1,052	36	1,088	11	–	11
Disposals and fully depreciated assets written off	(26)	(66)	(92)	(67)	(85)	(152)
Other	(55)	48	(7)	5	(2)	3
At 31 December	1,694	414	2,108	653	337	990
Depreciation						
Accumulated at 1 January	180	255	435	137	261	398
Exchange translation differences	(4)	(6)	(10)	4	6	10
Charge for the year	53	73	126	47	68	115
Attributable to assets sold or written off	(22)	(62)	(84)	(21)	(79)	(100)
Other	(30)	27	(3)	12	(1)	11
Impairment	–	–	–	1	–	1
Accumulated at 31 December	177	287	464	180	255	435
Net book amount at 31 December	1,517	127	1,644	473	82	555

	2005 $million	2004 $million
Premises – analysis of net book amount		
Freehold	1,183	150
Long leasehold	69	73
Short leasehold	265	250
	1,517	473

In the transition to IFRS the Group ceased revaluing premises and now carries the revalued amounts as at 1 January 2004 as deemed cost.

Assets held under finance leases have the following net book amount:

	2005		2004	
	Premises $million	Equipment $million	Premises $million	Equipment $million
Cost	48	7	45	6
Aggregate depreciation	(3)	(5)	(2)	(4)
Net book amount	45	2	43	2

25. Property, Plant and Equipment continued

The Group's premises leases include rent review periods, renewal terms and in some cases purchase options.

	2005 $million	2004 $million
Minimum lease payments under finance leases falling due:		
Within one year	1	2
Later than one year and less than five years	2	2
After five years	–	–
	3	4
Future finance charges on finance leases	–	(1)
Present value of finance lease liabilities	3	3

26. Deferred Tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the reporting period:

	At 1 January 2005 $million	Adoption of IAS 32/39 $million	At 1 January 2005 $million	Exchange translation differences $million	Acquisitions $million	Charge/ (credit) to profit $million	(Credit) to equity $million	At 31 December 2005 $million
Deferred taxation comprises:								
Accelerated tax depreciation	(5)	–	(5)	–	(17)	(12)	–	(34)
Provisions for loans and advances	(144)	16	(128)	(3)	(53)	(1)	–	(185)
Tax losses carried forward	(9)	–	(9)	–	–	2	–	(7)
Available for sale securities	–	9	9	–	8	–	(49)	(32)
Premises revaluation	12	–	12	–	–	–	–	12
Cash flow hedges	–	(1)	(1)	–	–	–	–	(1)
Unrelieved foreign tax	(21)	–	(21)	–	–	21	–	–
Retirement benefit obligations	(46)	–	(46)	(1)	(47)	(15)	(51)	(160)
Share options	(7)	–	(7)	–	–	(8)	(86)	(101)
Other temporary differences	(98)	76	(22)	1	12	48	(29)	10
	(318)	100	(218)	(3)	(97)	35	(215)	(498)

	At 1 January 2004 $million	Exchange translation differences $million	Charge/ (credit) to profit $million	(Credit) to equity $million	At 31 December 2004 $million
Deferred taxation comprises:					
Accelerated tax depreciation	16	–	(21)	–	(5)
Provisions for loans and advances	(143)	(1)	–	–	(144)
Tax losses carried forward	(25)	–	16	–	(9)
Available for sale securities	–	–	–	–	–
Premises revaluation	35	–	(23)	–	12
Cash flow hedges	–	–	–	–	–
Unrelieved foreign tax	–	–	(21)	–	(21)
Retirement benefit obligations	–	–	–	(46)	(46)
Share options	–	–	–	(7)	(7)
Other temporary differences	(148)	(1)	65	(14)	(98)
	(265)	(2)	16	(67)	(318)

26. Deferred Tax continued

	2005 $million	2004 $million
No account has been taken of the following potential deferred taxation assets/(liabilities):		
Tax losses carried forward	–	4
Provisions for loans and advances	–	20
Unrelieved foreign tax	239	178
Unremitted earnings from overseas subsidiaries	(144)	(64)
Foreign exchange movements on investments in branches	33	(20)
Premises revaluation	(16)	(16)
Other	35	35

No provision is made for any tax liability which might arise on the disposal of subsidiary undertakings or branches that are foreign operations at the amounts stated in these accounts, other than in respect of disposals which are intended in the foreseeable future.

27. Other Assets

	2005 $million	2004 $million
Hong Kong SAR Government certificates of indebtedness (note 33)	2,492	2,532
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	–	7,318
Other	4,671	1,747
	7,163	11,597

The Hong Kong SAR Government certificates of indebtedness are subordinated to the claims of other parties.

28. Deposits by Banks

	2005 $million	2004 $million
Deposits by banks	18,834	15,162
Deposits by banks included within:		
Financial liabilities at fair value through profit or loss (note 30)	1,439	652
	20,273	15,814

29. Customer Accounts

	2005 $million	2004 $million
Customer accounts	119,931	85,093
Customer accounts included within:		
Financial liabilities at fair value through profit or loss (note 30)	1,008	365
	120,939	85,458

Included in customer accounts were deposits of $2,640 million (2004: $nil) held as collateral for irrevocable commitments under import letters of credit.

Customer accounts include $964 million (2004: $1,001 million) of liabilities under sale and repurchase agreements.

30. Financial Liabilities at Fair Value through Profit or Loss

	2005			2004
	Trading $million	Designated $million	Total $million	Total Trading $million
Deposits by banks	1,102	337	1,439	652
Customer accounts	394	614	1,008	365
Debt securities in issue	1,068	433	1,501	622
Short positions	2,345	–	2,345	753
	4,909	1,384	6,293	2,392

The Group designates certain financial liabilities at fair value through profit or loss where either the liabilities:

- have fixed rates of interest and interest rate swaps or other interest related derivatives have been acquired with the intention of significantly reducing interest rate risk; or
- are exposed foreign currency risk and derivatives have been acquired with the intention of significantly reducing exposure to market changes; or
- have been acquired to fund trading asset portfolios or assets, or where the assets and liabilities are managed, and performance evaluated, on a fair value basis for a documented risk management or investment strategy.

Derivatives are recorded at fair value whereas non-trading financial liabilities (unless designated at fair value) are recorded at amortised cost. Designation of certain liabilities at fair value through profit or loss significantly reduces the accounting mismatch between fair value and amortised cost expense recognition (a criteria of IFRS). The Group ensures the criteria under IFRS are met by matching the principal terms of derivatives to the corresponding liabilities either individually or on a portfolio basis.

The changes in fair value of both the underlying liabilities and derivatives are monitored in a similar manner to trading book portfolios.

Upon adoption of IAS 32 and 39, the Group designated these liabilities at fair value as at 1 January 2005. The carrying amount under UK GAAP was $nil.

The fair value gain on liabilities designated at fair value through profit or loss was $12 million for the year. Of this, $1.7 million relates to changes in credit risk. Of total fair value, $1.9 million relates to credit risk.

The difference between the carrying amount at fair value and the amount the Group is contractually obliged to pay at maturity to the holders of the obligations is $34.1 million.

31. Debt Securities in Issue

	2005			2004		
	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million
Debt securities in issue	14,179	11,734	25,913	4,079	6,926	11,005
Debt securities in issue within:						
Financial liabilities at fair value through profit or loss (note 30)	201	1,300	1,501	–	622	622
	14,380	13,034	27,414	4,079	7,548	11,627

32. Structure of Deposits

The following tables set out the structure of Standard Chartered's deposits by principal geographic region where it operates at 31 December 2005 and 31 December 2004:

	2005									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	2,998	2,001	1,120	216	1,343	1,928	2,855	1,359	473	14,293
Interest bearing current and demand accounts	12,753	2,063	148	13,554	3,612	3	1,110	1,264	4,534	39,041
Savings deposits	6	1,383	459	12	2,478	1,286	1,369	368	–	7,361
Time deposits	17,893	11,324	4,046	14,542	8,397	3,164	5,179	872	10,675	76,092
Other deposits	20	49	1,120	1,322	748	11	432	97	626	4,425
Total	33,670	16,820	6,893	29,646	16,578	6,392	10,945	3,960	16,308	141,212
Deposits by banks	627	3,641	652	4,742	3,517	676	1,893	98	4,427	20,273
Customer accounts	33,043	13,179	6,241	24,904	13,061	5,716	9,052	3,862	11,881	120,939
	33,670	16,820	6,893	29,646	16,578	6,392	10,945	3,960	16,308	141,212
Debt securities in issue	840	1,111	619	19,815	741	655	–	85	3,548	27,414
Total	34,510	17,931	7,512	49,461	17,319	7,047	10,945	4,045	19,856	168,626

	2004									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	3,602	2,040	989	1	1,227	1,224	2,260	1,159	16	12,518
Interest bearing current and demand accounts	15,300	2,329	130	943	2,056	2	1,090	1,603	3,920	27,373
Savings deposits	24	528	437	707	1,154	970	1,599	512	9	5,940
Time deposits	13,155	9,847	3,423	150	6,601	3,441	4,186	679	10,410	51,892
Other deposits	2	50	569	–	904	2	402	69	1,551	3,549
Total	32,083	14,794	5,548	1,801	11,942	5,639	9,537	4,022	15,906	101,272
Deposits by banks	1,204	3,150	813	688	2,674	1,109	1,362	110	4,704	15,814
Customer accounts	30,879	11,644	4,735	1,113	9,268	4,530	8,175	3,912	11,202	85,458
	32,083	14,794	5,548	1,801	11,942	5,639	9,537	4,022	15,906	101,272
Debt securities in issue	1,508	758	401	36	1,027	469	–	1	7,427	11,627
Total	33,591	15,552	5,949	1,837	12,969	6,108	9,537	4,023	23,333	112,899

* Middle East and Other S Asia includes UAE deposits of $5,958 million (2004: $4,740 million).

33. Other Liabilities

	2005 $million	2004 $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	–	7,077
Notes in circulation	2,492	2,532
Cash settled share based payments	26	19
Other liabilities	5,928	5,161
	8,446	14,789

Hong Kong currency notes in circulation of $2,492 million (31 December 2004: $2,532 million) are secured by Hong Kong SAR Government certificates of indebtedness of the same amount included in other assets (note 27).

34. Provisions for Liabilities and Charges

	Provision for credit commitments $million	Other provisions $million	Total $million
At 1 January 2005	53	8	61
Exchange translation differences	2	(1)	1
Acquired	31	–	31
(Release)/charge against profit	(13)	12	(1)
Provisions utilised	(8)	(2)	(10)
Other	(22)	(5)	(27)
At 31 December 2005	43	12	55

Provisions principally comprise legal claims made against the Group. The timing of concluding these legal claims is uncertain, as is the amount of possible outflow of economic benefits. Timing and cost ultimately depends on the due process in respective legal jurisdictions.

35. Retirement Benefit Obligations

Retirement benefit obligations comprise:

	2005 $million	2004 $million
Defined benefit schemes	465	160
Defined contribution schemes	11	9
Net book amount	476	169

	2005 $million	2004 $million
At 1 January	169	128
Exchange translation differences	(7)	9
Charge against profit (net of finance income)	126	82
Change in net liability	188	(61)
Other	–	11
At 31 December	476	169

Retirement benefit charge comprises:

	2005 $million	2004 $million
Defined benefit schemes	71	45
Defined contribution schemes	60	45
Other	–	2
	131	92

35. Retirement Benefit Obligations continued

UK Fund

The financial position of the Group's principal retirement benefit scheme, the Standard Chartered Pension Fund (the 'Fund') (a defined benefit scheme), is assessed in the light of the advice of an independent qualified actuary. The most recent actuarial assessment of the Fund for the purpose of funding was performed as at 31 December 2002 by T. Cunningham, Fellow of the Institute of Actuaries, of Lane, Clark and Peacock Actuaries, using the projected unit method. The assumptions having the most significant effect on the outcome of this valuation were:

Return from investments held for pensioners	5.0 per cent per annum
Return from investments held for non-pensioners before retirement	6.4 per cent per annum
Return from investments held for non-pensioners after retirement	5.2 per cent per annum
General increase in salaries	4.8 per cent per annum
Increase in pensions:	
In deferment (where applicable)	2.3 per cent per annum
In payment* (pre April 1997 service)	2.3 per cent per annum
In payment (post April 1997 service)	2.3 per cent per annum

* Applies to discretionary increases and some guaranteed increases.

Applying these assumptions, at the valuation date the market value of the assets of the Fund ($1,197 million) was sufficient to cover 97 per cent of the benefits that had accrued to members (84 per cent including the allowance for discretionary benefit increases). The Group paid an additional contribution of $114 million into the Fund on 30 December 2003 to improve the financial position of the Fund. No further additional contributions were paid during 2004 and none are currently expected to be required until 1 January 2009.

Contributions payable to the Fund during 2005 totalled $11 million (2004: $14 million) and regular contributions were set at 22.5 per cent of pensionable salary for all United Kingdom (UK) employees and seconded staff and 38.4 per cent of pensionable salary for international staff. Due to the closure of the Fund to new entrants, the current service cost will increase as a percentage of pensionable pay as the members approach retirement.

Pension costs for the purpose of these accounts were assessed using the same method, but the assumptions were different in several respects.

With effect from 1 July 1998 the Fund was closed to new entrants and new employees have subsequently been offered membership of a defined contribution scheme.

Overseas Schemes

The principal overseas defined benefit arrangements operated by the Group are in Hong Kong, India, Jersey, Kenya, Korea and the United States.

The disclosures required under IAS 19 have been calculated by qualified independent actuaries based on the most recent full actuarial valuations updated, where necessary, to 31 December 2005. (The effective date of the full valuations ranges between 31 December 2002 and 31 December 2005.)

Separate figures are disclosed for the UK Fund, Overseas Funded Defined Benefit, Post-retirement Medical and Other Unfunded Schemes.

The financial assumptions used at 31 December 2005 were:

	Funded Defined Benefit Schemes			
	UK Fund[2]		Overseas Schemes[1]	
	2005 %	2004 %	2005 %	2004 %
Price inflation	2.80	2.80	2.00-5.00	2.00-4.50
Salary increases	5.30	5.30	4.00-5.00	4.00-5.00
Pension increases	2.70	2.40	0.00-2.78	0.00-2.40
Discount rate	4.90	5.40	4.25-12.00	4.00-12.00
Post-retirement medical trend rate	N/A	N/A	N/A	N/A

Pension increases for the UK Fund range from 2.7 per cent to 2.8 per cent. The average has been stated. Deferred pension increases for the UK Fund are assumed to be 2.8 per cent.

1 The range of assumptions shown is for the main funded defined benefit overseas schemes in Hong Kong, India, Jersey, Kenya and the United States. These comprise 89 per cent of the total liabilities of funded overseas schemes.

2 The assumption for life expectancy for the UK fund assumes that a male member currently aged 60 will live for 26 years (2004: 24½ years) and a male member currently aged 45 will live for 27 years (2004: 25½ years) after his 60th birthday.

35. Retirement Benefit Obligations continued

	Unfunded Schemes			
	Post-retirement Medical[1]		Other	
	2005 %	2004 %	2005 %	2004 %
Price inflation	2.70	2.70	2.70-6.00	2.00-6.00
Salary increases	4.00	4.00	4.00-8.00	4.00-8.00
Pension increases	N/A	N/A	0.00-2.70	0.00-2.40
Discount rate	5.75	6.20	3.00-14.00	3.00-10.00
Post-retirement medical rate	10% in 2005 reducing by 1% per annum to 5% in 2010	9% in 2004 reducing by 1% per annum to 5% in 2008	N/A	N/A

1 The Post-retirement Medical plan is in the United States. There are no other Post-retirement Medical schemes.

The assets and liabilities of the schemes, attributable to defined benefit members, at 31 December 2005 were:

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas Schemes		Post-retirement Medical		Other	
At 31 December 2005	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million
Equities	7.75	619	7.75-12.00	162	N/A	N/A	N/A	N/A
Bonds	4.25	909	4.25-12.00	133	N/A	N/A	N/A	N/A
Property	N/A	–	7.00-12.00	2	N/A	N/A	N/A	N/A
Others	4.90	22	1.75- 4.90	83	N/A	N/A	N/A	N/A
Total market value of assets		1,550		380		N/A		N/A
Present value of the schemes' liabilities		(1,785)		(403)		(11)		(196)
Net pension liability*		(235)		(23)		(11)		(196)

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas Schemes		Post-retirement Medical		Other	
At 31 December 2004	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million
Equities	8.40	649	7.00-12.00	161	N/A	N/A	N/A	N/A
Bonds	4.76-5.40	916	4.76-12.00	126	N/A	N/A	N/A	N/A
Property	6.50	–	6.50-12.00	6	N/A	N/A	N/A	N/A
Others	4.60	31	1.75-4.90	24	N/A	N/A	N/A	N/A
Total market value of assets		1,596		317		N/A		N/A
Present value of the schemes' liabilities		(1,679)		(338)		(11)		(45)
Net pension liability*		(83)		(21)		(11)		(45)

The range of assumptions shown is for the main Overseas Schemes in Hong Kong, India, Jersey, Kenya and the United States.

The expected return on plan assets is set by reference to historical returns in each of the main asset classes, current market indicators such as long term bond yields and the expected long term strategic asset allocation of each plan.

* No scheme contains a surplus that is non-recoverable.

35. Retirement Benefit Obligations continued

The pension cost for defined benefit schemes was:

	Funded Defined Benefit Schemes		Unfunded Schemes		
Year ending 31 December 2005	UK Fund $million	Overseas Schemes $million	Post-retirement Medical $million	Other $million	Total $million
Current service cost	16	41	1	14	72
Past service cost	–	–	–	–	–
Gain on settlements and curtailments	(1)	–	–	–	(1)
Expected return on pension scheme assets	(93)	(28)	–	–	(121)
Interest on pension scheme liabilities	85	24	–	7	116
Total charge to profit before deduction of tax	7	37	1	21	66
(Gain) on assets in excess of expected return*	(91)	(20)	–	–	(111)
Loss on liabilities	256	5	–	–	261
Total loss/(gain) recognised in Statement of Recognised Income and Expenses before tax	165	(15)	–	–	150
Deferred taxation	(50)	5	–	–	(45)
Total loss/(gain) after tax	115	(10)	–	–	105

* The actual return on the UK fund assets was $184 million and on overseas scheme assets was $48 million.

	Funded Defined Benefit Schemes		Unfunded Schemes		
Year ending 31 December 2004	UK Fund $million	Overseas Schemes $million	Post-retirement Medical $million	Other $million	Total $million
Current service cost	15	24	–	8	47
Past service cost	1	1	–	1	3
Gain on settlements and curtailments	–	(5)	–	–	(5)
Expected return on pension scheme assets	(91)	(29)	–	–	(120)
Interest on pension scheme liabilities	84	23	1	2	110
Total charge to profit before deduction of tax	9	14	1	11	35
(Gain) on assets in excess of expected return*	(20)	(2)	–	–	(22)
Experience loss/(gain) on liabilities	–	(1)	(1)	–	(2)
Loss on liabilities	23	7	–	(1)	29
Total loss/(gain) recognised in Statement of Recognised Income and Expenses before tax	3	4	(1)	(1)	5
Deferred taxation	(1)	–	–	–	(1)
Total loss/(gain) after tax	2	4	(1)	(1)	4

* The actual return on the UK fund assets was $111 million and on overseas scheme assets was $31 million.

The total cumulative amount recognised in the Statement of Recognised Income and Expenses before tax to date is $155 million.

35. Retirement Benefit Obligations continued

Movement in the pension schemes and post-retirement medical deficit during the year comprise:

Year ending 31 December 2005	Funded Defined Benefit Schemes: UK Fund $million	Funded Defined Benefit Schemes: Overseas Schemes $million	Unfunded Schemes: Post-retirement Medical $million	Unfunded Schemes: Other $million	Total $million
Deficit at 1 January 2005	(83)	(21)	(11)	(45)	(160)
Contributions	11	49	1	11	72
Current service cost	(16)	(41)	(1)	(14)	(72)
Past service cost	–	–	–	–	–
Settlement/curtailment costs	1	–	–	–	1
Other finance income/(charge)	8	4	–	(7)	5
Actuarial (loss)/gain	(165)	15	–	–	(150)
Acquisitions	–	(28)	–	(141)	(169)
Exchange rate adjustment	9	(1)	–	–	8
Deficit at 31 December 2005	(235)	(23)	(11)	(196)	(465)

Year ending 31 December 2004	Funded Defined Benefit Schemes: UK Fund $million	Funded Defined Benefit Schemes: Overseas Schemes $million	Unfunded Schemes: Post-retirement Medical $million	Unfunded Schemes: Other $million	Total $million
Deficit at 1 January 2004	(79)	(47)	(12)	(35)	(173)
Contributions	14	49	1	1	65
Current service cost	(15)	(24)	–	(8)	(47)
Past service cost	(1)	(1)	–	(1)	(3)
Settlement/curtailment costs	–	5	–	–	5
Other finance income/(charge)	7	6	(1)	(2)	10
Actuarial gain/(loss)	(3)	(4)	1	1	(5)
Acquisitions	–	(4)	–	–	(4)
Exchange rate adjustment	(6)	(1)	–	(1)	(8)
Deficit at 31 December 2004	(83)	(21)	(11)	(45)	(160)

Movement in the pension schemes and post-retirement medical gross assets and obligations during the year comprise:

Year ending 31 December 2005	Assets $million	Obligations $million	Total $million
Deficit at 1 January 2005	1,913	(2,073)	(160)
Contributions	72	–	72
Current service cost	–	(72)	(72)
Past service cost	–	–	–
Settlement/curtailment costs	–	1	1
Interest cost	–	(116)	(116)
Expected return on scheme assets	121	–	121
Benefits paid out	(98)	98	–
Actuarial gain/(loss)	111	(261)	(150)
Acquisitions	2	(171)	(169)
Exchange rate adjustment	(191)	199	8
Deficit at 31 December 2005	1,930	(2,395)	(465)

36. Subordinated Liabilities and Other Borrowed Funds

	2005 $million	2004 $million
Dated subordinated loan capital – issued by subsidiary undertakings		
£30 million Floating Rate Notes 2009	51	57
£300 million 6.75 per cent Notes 2009	476	517
€600 million 5.375 per cent Notes 2009	655	730
BWP 75 million Floating Rate Notes 2012	14	18
$325 million Floating Rate Notes 2005/2010	–	313
€575 million 4.5 per cent Notes 2010	–	771
$700 million 8.0 per cent subordinated Notes 2031	753	620
€500 million 8.16 per cent non-cumulative Trust Preferred Securities 2010	630	674
£300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities 2016	628	572
£200 million 7.75 per cent Step-Up Notes 2022	426	373
$350 million 4.375 per cent Notes 2014 (Floating rate from 2009)	340	350
HKD 500 million 3.5 per cent Notes 2014 (Floating rate from 2009)	62	64
HKD 670 million Floating Rate Notes 2014	85	85
€750 million 3.625 per cent (Floating rate from 2012) Subordinated rates 2017	880	–
$500 million Floating Rate Notes 2015	498	–
$500 million Floating Rate Notes 2016	498	–
$375 million Subordinated debt 2013	383	–
$200 million Subordinated debt 2013	206	–
KRW 205 billion Subordinated debt 2009	200	–
KRW 160 billion Subordinated debt 2008	157	–
KRW 136 billion Subordinated debt 2007	133	–
KRW 104 billion Subordinated debt 2007	102	–
KRW 40 billion Subordinated debt 2006	40	–
KRW 30 billion Subordinated debt 2011	29	–
KRW 27 billion Subordinated debt 2008	27	–
BWP 50 million Fixed and Floating Rate Subordinated Notes 2015	9	–
TZS 8 billion Subordinated notes 2015	7	–
KRW 3 billion Subordinated debt 2011	3	–
	7,292	5,144
Undated subordinated loan capital – issued by subsidiary undertakings		
£400 million	683	–
£275 million	473	–
	1,156	–
Undated subordinated loan capital – issued by Company		
Primary Capital Floating Rate Notes:		
$400 million	400	400
$300 million (Series 2)	300	300
$400 million (Series 3)	400	400
$200 million (Series 4)	200	200
£150 million	258	288
	1,558	1,588
Other undated borrowings – issued by Undertakings	–	36
Other undated borrowings – issued by Company	*343	–
Total for Group	10,349	6,768
Total for Company	1,893	1,588

* In the balance sheet of the Company the amount recognised is $335 million with the difference being the effect of hedge accounting achieved on a Group basis.

36. Subordinated Liabilities and Other Borrowed Funds continued

All dated and undated loan capital described above is unsecured, unguaranteed and subordinated to the claims of other creditiors including without limitation, customer deposits and deposits by banks. The Group has the right to settle dated and undated debt instruments in certain circumstances set out in the contractual agreements.

Of total dated loan capital and other borrowings $6,151 million is at fixed interest rates (31 December 2004: $4,671 million).

Upon adoption of IAS 32 on 1 January 2005, the Group's £100 million 7⅜ and £100 million 8¼ per cent irredeemable £1 preference shares were reclassified from equity to subordinated liabilities and other borrowed funds.

At the same time £200 million 7.75 per cent Step-Up Notes 2022 and £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities were reclassified as minority interests. On 30 December 2005, the terms and conditions of the notes were modified with the approval of the Trustees. The effect of the modification was to reclassify these instruments from minority interests to subordinated liabilities and other borrowed funds at their market value on 30 December 2005.

On 3 February 2005, the Group issued €750 million subordinated Lower Tier II notes ("Euro Notes") at an issue price of 99.43 per cent and $500 million of subordinated Lower Tier II notes ("Dollar notes") at an issue price of 99.86 per cent.

The Euro notes will mature on 3 February 2017 and are callable on 3 February 2012 and at each subsequent interest date. Interest is payable annually on the Euro notes at a fixed rate of 3.625 per cent until 3 February 2012 when a variable rate of interest of 3 month Euribor plus 87 bps will be paid.

The Dollar notes will mature on 3 February 2015 and are callable on 4 February 2010 and at each subsequent interest date. Interest is payable quarterly on the Dollar notes at a variable rate of $Libor plus 30 bps until 4 February 2010 when the rates will increase to $Libor plus 80 bps.

Fair value of $1,280 million of subordinated liabilities was added with the acquisition of SCFB.

On 18 April 2005, the Group called back the €575 million convertible debt at par. The convertible debt had embedded derivative features that had been separated from the underlying host contract and fair valued on 1 January 2005 on adoption of IAS 32 and 39.

SCB Tanzania issued TZS 8 billion subordinated floating rate bonds in June 2005 which have a final redemption in August 2015 though early redemption in whole or in part by the issuer is available five years and one day from the issue date.

On 17 June 2005, the Group issued £400 million Undated Callable Step Up Subordinated Upper Tier 2 notes at an issue price of 98.642 per cent. Interest is payable annually at a fixed rate of 5.375 per cent until 14 July 2020 when variable rate interest of 3 month £Libor plus 189 bps will be paid. These notes have been consolidated and form a single series with the £400 million notes issued on 17 June 2005.

On 12 October 2005, the Group issued £275 million Undated Callable Step Up Subordinated Upper Tier 2 notes at an issue price of 100.43 per cent. Interest is payable annually on the notes at a fixed rate of 5.375 per cent until 14 July 2020 when variable rate interest of 3 month £Libor plus 189 bps will be paid. These notes have been consolidated and form a single series with the £400 million notes issued on 17 June 2005.

On 21 October 2005 at par, the Group called $325 million Floating Rate Notes 2005/2010 on the first call date.

SCB Botswana issued BWP 50 million subordinated floating rate notes in December 2005 which have a final redemption in December 2015, although early redemption in whole or in part by the issuer is available but only after five years and one day from the issue date.

On 9 December 2005, the Group issued $500m Floating Rate Subordinated Lower Tier 2 notes at an issue price of 99.854 per cent due 2016 with the first call date in June 2011. Interest is payable quarterly on the notes at a floating rate of three months $Libor plus 30 bps until 8th June 2011 when floating interest rate of three month $Libor plus 80 bps will be paid.

37. Share Capital

The authorised share capital of the Company at 31 December 2005 was $4,857 million (2004: $5,137 million) made up of 2,632 million ordinary shares of $0.50 each, 500 million non-cumulative irredeemable preference shares of £1 each, 300 million non-cumulative redeemable preference shares of $5 each and one million non-cumulative preference share of €1,000 each.

As at 31 December 2005, 328,388 $5 preference shares were in issue. The irredeemable preference shares of £1 each were reclassified to other borrowed funds from 1 January 2005 upon adoption of IAS 32.

Group and Company

	Number of ordinary shares (millions)	Ordinary share capital $m	Preference share capital $m	Share premium account $m	Total $m
At 1 January 2004	1,175	588	351	2,813	3,752
Exchange translation differences	–	–	26	–	26
Shares issued, net of expenses	4	2	–	15	17
Capitalised on exercise of share options	–	–	–	7	7
At 31 December 2004	1,179	590	377	2,835	3,802
Adoption of IAS 32 and 39	–	–	(375)	–	(375)
At 1 January 2005	1,179	590	2	2,835	3,427
Capitalised on scrip dividend	4	2	–	(2)	–
Shares issued, net of expenses	133	66	–	2,145	2,211
At 31 December 2005	1,316	658	2	4,978	5,638

On 14 January 2005, the Company issued 117,902,943 new ordinary shares at a price of 920 pence per share representing approximately 9.99 per cent of the Company's existing issued ordinary share capital. The net proceeds of the placing were approximately GBP 1,071 million ($2.0 billion). The purpose of the share issue was to aid the funding of the purchase of the entire share capital of SCFB for approximately KRW 3.4 trillion ($3.3 billion) in cash.

On 16 February 2005, the Company repurchased 3,000 8.9 per cent non-cumulative preference shares. The preference shares were repurchased at a premium of $3 million and were cancelled. The remaining 328,388 preference shares in issue have a nominal value of $2 million and are redeemable at the Company's option at a premium of $326 million.

On 23 May 2005, the Company issued 11,700,000 new ordinary shares at a price of 985.6 pence per share (GBP 115 million, $211 million) to the Employee Benefit Trust towards satisfaction of the vested shares under the Company's discretionary share schemes. A further 3,525,788 shares were issued for the purpose of the employee share schemes during 2005.

On 13 May 2005, 2,522,654 ordinary shares were issued instead of the 2004 final cash dividend. On 14 October 2005, 1,735,708 ordinary shares were issued instead of the 2005 interim cash dividend.

Post balance sheet date, on 12 January 2006, the Company issued 3,401,290 new ordinary shares at an average price of 1301 pence per share representing approximately 0.26 per cent of the Company's existing issued ordinary share capital. The issue of ordinary shares was used to acquire 20 per cent of Fleming Family & Partners Limited.

The holding of Standard Chartered PLC shares by the Group's share based award schemes is set out in note 40.

Transaction costs deducted from share issues total $25 million (2004: $nil).

38. Reserves and Retained Earnings

Group

	Capital Reserve $million	Capital Redemption Reserve $million	Available-for-sale reserve $million	Cash flow hedge reserve $million	Premises revaluation reserve $million	Translation reserve $million	Retained earnings $million	Total $million
At 1 January 2004	5	11	–	–	57	–	4,122	4,195
Recognised income and expenses	–	–	–	–	19	96	1,578	1,693
Dividends	–	–	–	–	–	–	(630)	(630)
Net own shares adjustment	–	–	–	–	–	–	52	52
Capitalised on exercise of share options	–	–	–	–	–	–	(7)	(7)
At 31 December 2004	5	11	–	–	76	96	5,115	5,303
Adoption of IAS 32 and 39	–	–	73	42	–	–	36	151
Recognised income and expenses	–	–	(50)	(62)	–	(90)	1,865	1,663
	–	–	23	(20)	–	(90)	1,901	1,814
Net own shares adjustment	–	–	–	–	–	–	(73)	(73)
Share option expense and related taxation	–	–	–	–	–	–	123	123
Dividends net scrip	–	–	–	–	–	–	(712)	(712)
Debt recognition premium	–	–	–	–	–	–	(211)	(211)
At 31 December 2005	5	11	23	(20)	76	6	6,143	6,244

The cumulative amounts of premiums on the acquisition of subsidiary and associated undertakings written off against Group reserves since 1973 is $27 million (2004: $27 million).

Capital reserves represent the exchange difference on redenomination of share capital and share premium from sterling to USD in 2001.

Capital redemption reserve represents the repurchase of preference shares.

Available-for-sale reserve is the fair value movement of financial assets classified as available-for-sale. Gains and losses are deferred to this reserve until such time the underlying asset is sold or matures.

Cash flow hedge reserve is the fair value movement of derivatives that meet the criteria of a cash flow hedge. Gains and losses are deferred to this reserve until such time the underlying hedged item affects profit and loss.

Premises revaluation represents revaluations made prior to the adoption of IFRS by the Group on 1 January 2004.

Translation reserve represents the foreign exchange gains and losses on translation of the net investment of its foreign operations. Gains and losses are deferred to this reserve until such time the underlying foreign operation is disposed. Gains and losses arising from derivatives used as hedges of net investments are netted against the foreign exchange gains and losses on translation of the net investment of its foreign operations.

Retained earnings are the carried forward recognised income and expenses of the Group plus current period recognised income and expenses less dividend distribution, treasury shares and share option expenses.

Own shares held total 14,040,907 at 31 December 2005 (2004: 12,306,768).

A substantial part of the Group's reserves are held in overseas subsidiary undertakings and branches principally to support local operations or to comply with local regulations. The maintenance of local regulatory capital ratios could potentially restrict the amount of reserves which can be remitted. In addition, if these overseas reserves were to be remitted, further unprovided taxation liabilities might arise.

38. Reserves and Retained Earnings continued

Company

	Capital Reserve $million	Capital Redemption Reserve $million	Retained earnings $million	Total $million
At 1 January 2004	5	11	616	632
Recognised income and expenses	–	–	663	663
Dividends	–	–	(630)	(630)
Net own shares adjustment	–	–	52	52
Capitalised on exercise of share options	–	–	(7)	(7)
At 31 December 2004	5	11	694	710
Adoption of IAS 32 and 39	–	–	–	–
Recognised income and expenses	–	–	798	798
	–	–	798	798
Net own shares adjustment	–	–	(73)	(73)
Share option expense and related taxation	–	–	52	52
Dividends net scrip	–	–	(712)	(712)
At 31 December 2005	5	11	759	775

39. Minority Interests

	£200m 2022 Step-Up Notes $million	£300m 8.103% Step-Up Callable Perpetual Trust $million	$300m 7.267% Hybrid Tier-1 Securities $million	Other minority interests $million	Total $million
At 31 December 2004 previously published	–	–	–	964	964
Adoption of IAS 32 and 39	396	598	–	(4)	990
At 1 January 2005	396	598	–	960	1,954
Arising on acquisition	–	–	333	–	333
Appropriation in respect of exchange translation	(43)	(64)	–	(1)	(108)
Other profits attributable to minority interests	26	41	14	52	133
Recognised income and expenses	(17)	(23)	14	51	25
Distributions	(26)	(42)	(11)	(39)	(118)
Reductions	(353)	(533)	–	(857)	(1,743)
At 31 December 2005	–	–	336	115	451

On 30 December 2005, the terms and conditions of the £200 million 2022 Step-Up notes and £300 million Step-Up Callable Perpetual Trust notes were modified with the approval of the Trustees. The effect of the modification is that the notes have been reclassified from minority interests to subordinated liabilities and other borrowed funds at their market value on 30 December 2005.

Following additional investments in the Global Liquidity Fund by third parties, the Group's interest is no longer treated as a subsidiary and the minority interest has been reduced accordingly.

In May 2005, the Group purchased a further 24.97 per cent of Standard Chartered Nakornthon Bank Public Company Thailand, reducing the other minority interest.

40. Share Based Payments

The Group operates a number of share based payment schemes for its directors and employees.

The total charge for the year relating to employee share based payment plans was $78 million (2004: $55 million) of which $64 million (2004: $45 million) relates to equity settled awards and $14 million (2004: $10 million) relates to cash settled awards. After deferred tax, the total charge was $68 million (2004: $48 million).

1997 Restricted Share Scheme
The Group operates a discretionary Restricted Share Scheme for high performing and high potential staff at any level of the organisation whom the Group wish to motivate and retain. Except upon appointment when an executive director may be granted an award of restricted shares, the Restricted Share Scheme is not applicable to executive directors, as it has no performance conditions attached to it. 50 per cent of the award vests two years after the date of grant and the balance after three years. The value of shares awarded in any year to any individual may not exceed two times their base salary.

1997 Supplemental Share Option Scheme (closed)
No awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances. To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if, during the performance period:

- The share price over 20 consecutive days exceeds the share price at the date of grant by at least 50 per cent plus RPI; and
- EPS increases by at least 25 per cent plus RPI.

Both conditions must be satisfied within five years of the date of grant. In the event of a change of control, the Committee may deem the EPS target to have been met.

1994 Executive Share Option Scheme (closed)
No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 Executive Share Option Scheme. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

2000 Executive Share Option Scheme
The 2000 scheme is designed to be internationally competitive and focus executive directors and their senior management teams on delivering long-term performance. An EPS performance criterion needs to be met before options can be exercised.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

2001 Performance Share Plan
The Performance Share Plan is designed to be an intrinsic part of total remuneration for the Group's executive directors and for a small number of the group's most senior executives. It is an internationally competitive long-term incentive plan that focuses executives on meeting and exceeding the long-term performance targets of the Group. The performance criteria which need to be met are set out in the Director's Remuneration Report on pages 49 to 61. Awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group. There is provision for earlier exercise in certain limited circumstances.

All Employee Sharesave Schemes
Under the UK and International Sharesave schemes, employees have the choice of opening a three-year or five-year savings contract. Within a period of six months after the third or fifth anniversary, as appropriate employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a discount of up to 20 per cent on the share price at the date of invitation. There are no performance conditions attached to options granted under the all employee sharesave schemes.

In some countries in which the Group operates it is not possible to operate sharesave schemes, typically because of securities law, regulatory or other similar issues. In these countries the Group offers an equivalent cash-based scheme to its employees.

40. Share Based Payments continued

2000 Executive Share Option Scheme

Valuation

Options are valued using a Binomial option-pricing model. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant Date	2005		2004	
	14 June	9 March	14 September	4 March
Share price at grant date	£10.395	£9.71	£9.58	£9.355
Exercise price	£10.395	£9.71	£9.58	£9.355
Shares granted	153,839	752,938	230,476	5,440,084
Vesting period (years)	3	3	3	3
Expected volatility (%)	30.9/31.6	30.9/32.3	30.9/35.6	30.9/35.8
Expected option life (years)	10	10	10	10
Risk free rate (%)	4.2/4.6	4.2/4.9	4.2/4.9	4.2/4.8
Expected dividends (yield) (%)	3.5	3.5	3.5	3.5/3.7
Fair value (%)	24.3/32.3	26.5/34.9	28.8/35.6	28.3/36.6

The expected volatility is based on historical volatility over the last five years or five years prior to grant, where two amounts are shown, the first relates to cash settled awards. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to the grant date valuation of equity settled awards and the second is 31 December 2005 valuation of the cash settled awards.

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	No. of shares	Weighted average exercise price	No. of shares	Weighted average exercise price
Outstanding at 1 January	30,707,971	£8.00	27,866,978	£7.73
Granted	906,777	£9.83	6,119,426	£9.36
Lapsed	(508,060)	£7.87	(381,612)	£7.56
Exercised	(7,472,028)	£7.99	(2,896,821)	£8.60
Outstanding at 31 December	23,634,660	£8.08	30,707,971	£8.00
Exercisable at 31 December	8,303,114	£8.21	4,763,342	£9.00

	2005				2004			
			Weighted average remaining life:				Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
£6.905/£10.395	£8.08	23,634,660	5	7	–	–	–	–
£6.905/£9.88	–	–	–	–	£8.00	30,707,971	5	7.6

40. Share Based Payments continued

2001 Performance Share Plan

Valuation

For awards, the fair value is based on the market value less an adjustment to take into account the expected dividends over the vesting period.

	2005		2004	
Grant Date	20 September	9 March	9 June	4 March
Share price at grant date	£11.89	£9.71	£9.21	£9.355
Shares granted	8,410	1,488,580	171,011	825,920
Vesting period (years)	3	3	3	3
Expected option life (years)	10	10	10	10
Expected dividends (yield) (%)	3.5	3.5/3.7	3.9	3.5/3.9
Fair value (EPS) (%)	90	90	90	90
Fair value (TSR) (%)	39	39	39	39

The expected dividend yield is based on historical dividend yield over the last three years or three years prior to grant. Where two amounts are shown the first relates to cash settled awards. The fair value shown is for both grant date valuation of equity settled awards and 31 December 2005 valuation of the cash settled awards.

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	No. of shares	Weighted average exercise price	No. of shares	Weighted average exercise price
Outstanding at 1 January	3,066,957	–	2,633,736	–
Granted	1,505,589	–	1,000,025	–
Lapsed	(199,379)	–	(272,402)	–
Exercised	(453,441)	–	(294,402)	–
Outstanding at 31 December	3,919,726	–	3,066,957	–
Exercisable at 31 December	390,792	–	86,928	–

	2005				2004			
			Weighted average remaining life:				Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
n/a	–	3,919,726	–	8.1	–	3,066,957	–	8.2

1997 Restricted Share Scheme

Valuation

For awards, the fair value is based on the market value less an adjustment to take into account the expected dividends over the vesting period.

	2005			2004	
Grant date	20 September	14 June	9 March	14 September	4 March
Share price at grant date	£11.89	£10.395	£9.71	£9.58	£9.355
Shares granted	427,472	36,335	2,431,561	222,976	1,162,789
Vesting period (years)	2/3	2/3	2/3	2/3	2/3
Expected option life (years)	7	7	7	7	7
Expected dividends (yield) (%)	3.5	3.5	3.5	3.5/4	3.5/3.9
Fair value (%)	90	90/92	90/92	90/91	90/91

The expected dividend yield is based on historical dividend yield over the last three years or three years prior to grant, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to 31 December 2005 valuation of the cash settled awards and the second relates to the grant date valuation of equity settled awards.

40. **Share Based Payments** continued

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	No. of shares	Weighted average exercise price	No. of shares	Weighted average exercise price
Outstanding at 1 January	5,396,020	–	5,562,480	–
Granted	2,993,901	–	1,603,121	–
Lapsed	(235,377)	–	(278,383)	–
Exercised	(1,744,500)	–	(1,491,198)	–
Outstanding at 31 December	6,410,044	–	5,396,020	–
Exercisable at 31 December	1,613,044	–	1,477,020	–

	2005				2004			
			Weighted average remaining life:				Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
n/a	–	6,410,044	–	4.6	–	5,396,020	–	4.6

2004 UK and International Sharesave

Valuation

Options are valued using a Binomial option-pricing model. The fair value per option granted and the assumptions used in the calculation are as follows:

	2005		2004	
Grant Date	20 September	8 September	14 September	8 September
Share price at grant date	£11.89	£12.25	£9.58	£9.70
Exercise price	£9.87	£9.87	£7.43	£7.43
Shares granted	5,537,252	307,238	1,815,067	232,956
Vesting period (years)	3/5	3/5	3/5	3/5
Expected volatility (%)	21/31	25/31	17/36	33/36
Expected option life (years)	3.33/5.33	3.33/5.33	3.33/5.33	3.33/5.33
Risk free rate (%)	4.2	4.1	4.2/4.9	4.9
Expected dividends (yield) (%)	3.5/3.7	3.5/3.7	3.1/3.9	3.4/3.9
Fair value (%)	24/33	24/31	31/42	31/37

The expected volatility is based on historical volatility over the last three to five years or three to five years prior to grant, where two amounts are shown, the first relates to cash settled awards. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life, where two amounts are quoted, the first relates to equity settled awards. The expected dividends yield is based on historical dividend yield over the last three years or three years prior to grant, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to the grant date valuation of equity settled awards and the second is 31 December 2005 valuation of the cash settled awards. All options granted on 8 September 2005 and 8 September 2004 are equity settled awards only.

40. Share Based Payments continued

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	No. of shares	Weighted average exercise price	No. of shares	Weighted average exercise price
Outstanding at 1 January	2,375,938	£7.43	–	–
Granted	5,902,540	£9.87	2,432,949	£7.43
Lapsed	(382,193)	£7.80	(57,011)	£7.43
Exercised	(3,772)	£7.43	–	–
Outstanding at 31 December	7,892,513	£9.24	2,375,938	£7.43
Exercisable at 31 December	–	–	–	–

	2005				2004			
			Weighted average remaining life:				Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
£7.43/£9.87	£9.24	7,892,513	3.33/5.33	3.6	£7.43	2,375,938	3.33/5.33	3.6

Shares of the Group held for the beneficiaries of the Group's share based payment schemes

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust ('the 1995 trust'), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and the Standard Chartered 2004 Employee Benefit Trust ('the 2004 trust') which is an employee benefit trust used in conjunction with the Group's deferred bonus plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund, from time to time, the trust to enable the trustee to acquire shares to satisfy these awards.

The 1995 trust has acquired 11,700,000 (31 December 2004: 8,220,000) Standard Chartered PLC shares from the Company which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Shares Option Schemes. The purchase of these shares has been fully funded by the Group. At 31 December 2005, the 1995 trust held 13,631,745 (31 December 2004: 12,127,841) shares, of which 11,521,682 (31 December 2004: 11,854,754) have vested unconditionally.

The 2004 trust has acquired, at market value, 422,659 (31 December 2004: 178,926) Standard Chartered PLC shares, which are held in a pool for the benefit of participants under the Group's deferred bonus plan. The purchase of these shares has been fully funded by the Group. At 31 December 2005, the 2004 trust held 409,160 (31 December 2004: 178,926) Standard Chartered PLC shares, of which 7,333 (31 December 2004: nil) have vested unconditionally.

41. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition.

	Group		Company	
	2005 $million	2004 $million	2005 $million	2004 $million
Cash and balances at central banks	8,012	3,961	–	–
Less restricted balances	(4,269)	(1,860)	–	–
Treasury bills and other eligible bills	4,049	3,666	–	–
Loans and advances to banks	17,590	10,292	–	–
Trading securities	9,844	6,053	–	–
Amounts owed by and due to subsidiary undertakings	–	–	1,590	1,603
Total	35,226	22,112	1,590	1,603

42. Capital Commitments

Capital expenditure approved by the directors but not provided for in these accounts amounted to:

	2005 $million	2004 $million
Contracted	5	6
Not contracted	2	2

43. Operating Lease Commitments

	2005		2004	
	Premises $million	Equipment $million	Premises $million	Equipment $million
Commitments under non-cancellable operating leases expiring:				
Within one year	92	4	82	3
Later than one year and less than five years	179	3	153	4
After five years	153	–	77	–
	424	7	312	7

During the year $93 million (2004: $93 million) was recognised as an expense in the income statement in respect of operating leases.

The Group leases various premises and equipment under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights.

The total future minimum sublease payments expected to be received under non-cancellable subleases at 31 December 2005 is $17 million (2004: $21 million).

44. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.

The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2005			2004		
	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities						
Acceptances and endorsements*	–	–	–	976	976	842
Guarantees and irrevocable letters of credit	15,952	11,106	7,704	15,942	9,976	8,146
Other contingent liabilities	6,295	5,134	2,995	3,139	2,414	1,221
	22,247	16,240	10,699	20,057	13,366	10,209
Commitments						
Documentary credits and short term trade-related transactions	3,730	746	572	2,924	585	494
Forward asset purchases and forward deposits placed	141	141	28	54	54	11
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	11,128	5,564	3,956	9,140	4,570	4,133
Less than one year	18,690	–	–	8,903	–	–
Unconditionally cancellable	28,705	–	–	25,933	–	–
	62,394	6,451	4,556	46,954	5,209	4,638

* Acceptances and endorsements are recorded on balance sheet with the adoption of IAS 39.

45. Repurchase and Reverse Repurchase Agreements

The Group enters into collateralised reverse repurchase and repurchase agreements as part of credit and funding arrangements.

Balance sheet assets

	2005	2004
	Reverse repurchase agreements $million	Reverse repurchase agreements $million
Banks	1,267	924
Customers	185	139
	1,452	1,063

Balance sheet liabilities

	2005	2004
	Repurchase agreements $million	Repurchase agreements $million
Banks	961	1,203
Customers	964	1,001
	1,925	2,204

45. Repurchase and Reverse Repurchase Agreements continued

Under reverse repurchase and securities borrowing arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. Amounts on such terms are:

	2005 $million	2004 $million
Securities and collateral which can be repledged or sold (at fair value)	1,434	1,014
Thereof repledged/transferred to others for financing activities or to satisfy commitments under short sale transactions (at fair value)	629	

46. Interest Rate Risk

This table shows the extent to which the Group's interest rate exposures on assets and liabilities are matched but does not take into account the currency of the exposure or the effect of interest rate options used by the Group to hedge these exposures. The Group and Company uses derivatives to manage effective interest rates whether or not hedge accounting is achieved. In particular they use interest rate swaps to exchange fixed rates of interest for floating rates of interest.

Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and maturity date.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

The 2004 table is in accordance with UK GAAP.

	2005							
	Effective interest rates %	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Total $million
Assets								
Cash and balances at central banks	1.2%	841	–	–	–	–	7,171	8,012
Derivative financial instruments	N/A	3,541	827	917	1,989	1,144	952	9,370
Loans and advances to banks*	3.3%	17,974	1,082	880	664	82	2,277	22,959
Loans and advances to customers*	6.1%	84,355	8,634	5,790	8,406	5,254	(262)	112,177
Investment securities*	4.0%	13,388	12,534	7,605	8,253	3,769	1,003	46,552
Other assets	N/A	894	–	–	87	–	15,045	16,026
Total assets	5.1%	120,993	23,077	15,192	19,399	10,249	26,186	215,096
Liabilities								
Deposits by banks*	2.9%	12,587	4,611	825	570	459	1,221	20,273
Customer accounts*	2.6%	91,216	5,644	6,391	1,697	2,918	13,073	120,939
Derivative financial instruments	N/A	4,095	936	1,111	2,194	927	601	9,864
Debt securities in issue*	3.1%	9,348	6,870	6,671	4,003	522	–	27,414
Other liabilities	N/A	1,222	–	32	251	109	12,310	13,924
Subordinated liabilities and other borrowed funds*	4.8%	–	–	142	2,345	7,862	–	10,349
Total liabilities	2.9%	118,468	18,061	15,172	11,060	12,797	27,205	202,763
Off balance sheet items		514	156	(669)	(391)	–	–	–
Interest rate sensitivity gap		3,039	5,172	(649)	7,948	(2,548)	(1,019)	12,333
Cumulative gap		3,039	8,211	7,562	15,510	12,962	11,943	

* Includes balances subject to fixed rates of interest. Financial assets and liabilities with fixed interest total $49,370 million (2004: $33,908 million) and $16,283 million (2004: $9,725 million) respectively.

46. Interest Rate Risk continued

	2004							
	Effective interest rates %	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Total $million
Assets								
Cash and balances at central banks	1.4%	545	–	–	2	–	3,413	3,960
Loans and advances to banks	2.6%	9,998	2,934	1,171	2,540	153	586	17,382
Loans and advances to customers	5.4%	51,931	8,412	3,062	5,754	3,216	(216)	72,159
Investment securities	3.7%	16,232	4,753	6,321	7,462	1,772	980	37,520
Other assets	N/A	4,933	1,481	1,526	2,161	1,150	4,852	16,103
Total assets	4.5%	83,639	17,580	12,080	17,919	6,291	9,615	147,124
Liabilities								
Deposits by banks	2.4%	10,456	2,533	1,137	909	–	779	15,814
Customer accounts	1.5%	67,012	2,774	2,791	1,095	48	11,738	85,458
Debt securities in issue	1.7%	5,450	1,540	1,729	2,654	254	–	11,627
Other liabilities	N/A	5,055	1,405	1,445	2,180	1,610	5,693	17,388
Subordinated liabilities and other borrowed funds	6.1%	786	–	–	1,305	4,677	–	6,768
Total liabilities	2.0%	88,759	8,252	7,102	8,143	6,589	18,210	137,055
Off balance sheet items		495	102	(176)	(352)	(69)	–	–
Interest rate sensitivity gap		(4,625)	9,430	4,802	9,424	(367)	(8,595)	10,069
Cumulative gap		(4,625)	4,805	9,607	19,031	18,664	10,069	

The Company incurs interest rate risk on its subordinated liabilities and other borrowings. $1,558 million (2004: $1,588 million) is at floating rates maturing over five years. $343 million (2004: $nil) is fixed rate maturing over five years. The effective yield is 4.8 per cent (2004: 2.3 per cent).

47. Liquidity Risk

This table analyses assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date. Contractual maturities do not necessarily reflect actual repayments or cash flow.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

	2005				
	Three months or less $million	Between three months and one year $million	Between one year and five years $million	More than five years $million	Total $million
Assets					
Cash and balances at central banks	4,372	–	23	3,617	8,012
Derivative financial instruments	3,668	2,055	1,960	1,687	9,370
Loans and advances to banks	18,090	2,623	2,164	82	22,959
Loans and advances to customers	31,770	20,303	23,196	36,908	112,177
Investment securities	14,764	13,818	13,177	4,793	46,552
Other assets	2,295	360	690	12,681	16,026
Total assets	74,959	39,159	41,210	59,768	215,096
Liabilities					
Deposits by banks	16,597	2,740	879	57	20,273
Customer accounts	103,289	14,451	2,371	828	120,939
Derivative financial instruments	4,290	2,365	2,810	399	9,864
Debt securities in issue	7,246	14,168	5,064	936	27,414
Other liabilities	1,919	587	732	10,686	13,924
Subordinated liabilities and other borrowed funds	–	–	2,741	7,608	10,349
Total liabilities	133,341	34,311	14,597	20,514	202,763
Net liquidity gap	(58,382)	4,848	26,613	39,254	12,333

	2004				
	Three months or less $million	Between three months and six months $million	Between one year and five years $million	More than five years $million	Total $million
Total assets	42,203	25,405	11,429	68,087	147,124
Total liabilities	96,036	9,911	6,763	24,345	137,055
Net liquidity gap	(53,833)	15,494	4,666	43,742	10,069

The Company has financial liabilities of $1,893 million (2004: $1,588 million) maturing in five years or more.

48. Currency Risk

This table shows the extent to which the Group's exposure to foreign currency risk at 31 December 2005.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

	2005 (million)								
	US dollar	HK dollar	Korean won	Singapore dollar	Malaysian ringgit	Indian rupee	British pound	Other currencies	Total
Total assets	52,970	31,890	55,801	13,801	7,880	8,535	6,606	37,613	215,096
Total liabilities	52,780	28,902	51,689	12,691	7,324	7,416	6,837	35,124	202,763
Net position	190	2,988	4,112	1,110	556	1,119	(231)	2,489	12,333

	2004 (million)								
	US dollar	HK dollar	Korean won	Singapore dollar	Malaysian ringgit	Indian rupee	British pound	Other currencies	Total
Total assets	34,945	30,694	2,995	14,877	7,409	7,205	4,370	44,629	147,124
Total liabilities	35,602	27,170	2,858	13,773	6,672	6,174	4,379	40,427	137,055
Net position	(657)	3,524	137	1,104	737	1,031	(9)	4,202	10,069

The Company's assets and liabilities are predominately in US dollars. It has assets of $254 million (2004: $326 million) and liabilities of $282 million (2004: $477 million) other than US dollars.

Group's structural currency exposures for 2004 under UK GAAP were:

	Net investments in overseas units $ million	Borrowing in functional currency of units being hedged $million	Structural currency exposure $million
Hong Kong dollar	2,920		2,920
Singapore dollar	1,080		1,080
British pound	952	(952)	–
Indian rupee	650		650
Malaysia ringgit	509		509
Other non US dollar	1,742		1,742
	7,853	(952)	6,901

Structural currency exposures for 2004 relate to net investments in non US dollar units.

The Group's main operations in non US dollar units were Asia, Africa, India and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong dollar, Malaysian ringgit, Singapore dollar, Indian rupee and British pound. The Group prepares its consolidated financial statements in US dollars, and the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars.

In 2005, the major changes were the elimination of British pound structural exposure and an increase in the Korean won subsequent to the acquisition of SCFB. These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Recognised Income and Expenses.

The risk section of the Financial Review on pages 28 to 36 explains the risk management with respect to the Group's hedging policies.

49. Fair Value of Financial Assets and Liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at fair value.

	2005	
	Book amount $million	Fair value $million
Assets		
Cash and balances at central banks	8,012	8,012
Loans and advances to banks	21,671	21,671
Loans and advances to customers	111,686	111,863
Investment securities – held to maturity	1,479	1,470
Liabilities		
Deposits by banks	18,834	18,834
Customer accounts	119,931	119,922
Debt securities in issue	25,913	25,883
Subordinated liabilities and other borrowed funds	10,349	10,543

	2004	
	Book amount $million	Fair value $million
Treasury bills and other eligible bills – investment	4,189	4,188
Debt securities and other fixed income securities	24,709	24,740
Equity shares and other variable yield investments	253	295
Derivative assets – non-trading book	–	50
Derivative liabilities – non-trading book	–	37
Financial liabilities	12,013	11,833

The following sets out the Group's basis of establishing fair values of the financial instruments shown above and derivatives and available-for-sale assets presented in notes 13,15,16,17 and 21:

Cash and balances at central banks
The fair value of cash and balances at central banks is their carrying amounts.

Loans and advances to banks
The fair value of floating rate placements and overnight deposits is their carrying amounts. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using the prevailing money-market rates for debts with a similar credit risk and remaining maturity.

Loans and advances to customers
Loans and advances are net of provisions for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.

Investment securities
Investment securities, including debt and equity securities, with observable market prices are fair valued using that information. Equity instruments held that do not have observable market data are presented at cost. Debt securities that do not have observable market data are fair valued by either discounting cash flows using the prevailing market rates for debts with a similar credit risk and remaining maturity or using quoted market prices for securities with similar credit, maturity and yield characteristics.

Deposits and borrowings
The estimated fair value of deposits with no stated maturity is the amount repayable on demand. The estimated fair value of fixed interest bearing deposits and other borrowings without quoted market price is based on discounting cash flows using the prevailing market rates for debts with a similar credit risk and remaining maturity.

Debt securities in issue, subordinated liabilities and other borrowed funds
The aggregate fair values are calculated based on quoted market prices. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

Derivatives
Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps broker quotes are used. Those quotes are back tested using pricing models or discounted cash flow techniques.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date. Where other pricing models are used, inputs are based on market related data at the balance sheet date.

50. Market Risk

Trading book

	2005				2004			
	Average $million	High $million	Low $million	Actual $million	Average $million	High $million	Low $million	Actual $million
Daily value at risk:								
Interest rate risk	4.0	5.5	3.1	3.9	3.3	4.4	2.2	3.4
Foreign exchange risk	1.5	2.8	1.0	1.1	2.4	4.5	1.2	3.0
Total	4.3	5.9	3.3	3.9	4.2	6.0	3.1	5.1

This note should be read in conjunction with the market risk section of the Financial Review on page 35 which explains the Group's market risk management and is incorporated in these financial statements accordingly.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using a VaR methodology. The Group uses historic simulation as its VaR methodology.

The total Group Trading book VaR shown in the table above is not a sum of the interest rate and exchange rate risks due to offset. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are likely to be experienced six times per year.

The historic simulation method is used with an observation period of one year and involves the revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio.

The Group recognises that there are limitations to the VaR methodology. These limitations include the fact that the historic data may not be the best proxy for future price movements, either because the observation period does not include representative price movements or, in some cases, because of incomplete market data.

The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. To manage the risk arising from events, which the VaR methodology does not capture, the Group regularly stress tests its main market risk exposures. Stress testing involves valuing portfolios at prices, which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the GRC.

51. Related Party Transactions

Directors and officers

Directors' emoluments

Details of directors' pay and benefits and interests in shares are disclosed in the directors' remuneration report on pages 49 to 61.

IAS 24 'Related party disclosures' requires the following additional information for key management compensation. Key management comprises members of the Group Management Committee, which includes all executive directors.

	2005 $million	2004 $million
Salaries, allowances and benefits in kind	13	11
Pension contributions	1	1
Bonuses paid or receivable	17	14
Share based payments	12	11
	43	37

Transactions with directors, officers and others

At 31 December 2005, the total amounts to be disclosed under the Companies Act 1985 (the Act) and the Listing Rules of the Stock Exchange of Hong Kong about loans to directors and officers were as follows:

	2005		2004	
	Number	$000	Number	$000
Directors	2	22	–	–
Officers*	2	261	2	260

* For this disclosure, the term 'officers' means the members of the Group Management Committee, other than those who are directors of Standard Chartered PLC, and the company secretary.

On 27 August 2004, Standard Chartered Links (HK) Limited, a wholly owned subsidiary of Standard Chartered PLC, completed the acquisition of the entire issued share capital of Advantage Limited from Goland Investment Limited, Winsgreat Limited (a wholly owned subsidiary of Sun Hung Kai Properties Limited ('SHK')) and Warshall Holdings Limited.

Mr Raymond Kwok, one of the directors of Standard Chartered Bank (Hong Kong) Limited (a wholly owned subsidiary of Standard Chartered PLC), is deemed to be interested (within the meaning of the Hong Kong Securities and Futures Ordinance) in 44.96 per cent of the shares in SHK, which in turn owns all the shares in Winsgreat Limited. Accordingly, Winsgreat is an associate of Mr Kwok and the acquisition of Winsgreat's shares in Advantage Limited is a connected transaction for Standard Chartered PLC.

On 16 December 2005, Standard Chartered Bank created a charge over $11 million of cash assets in favour of the independent trustees of its employer financed retirement benefit schemes.

There were no other transactions, arrangements or agreements outstanding for any director, connected person or officer of the Company which have to be disclosed under the Act, the rules of the UK Listing Authority or the Listing Rules of the Stock Exchange of Hong Kong.

Joint ventures

The Group has loans and advances to PT Bank Permata Tbk totalling $28 million at 31 December 2005 (2004: $35 million).

Associates

On 15 August 2005, the Group contributed $128 million to China Bohai Bank Limited for its 19.99 per cent investment.

Company

The Company issues debt externally and lends the proceeds to Group companies. At 31 December 2005 it has loans and debt instruments issued to Standard Chartered Bank of $1,796 million, $40 million to SC Holdings Limited and $3 million to other subsidiaries.

During the year the Company licensed intellectual property rights related to the Company's main brands for $1,465 million over a period of 10 years to a newly formed, indirect wholly owned subsidiary, Standard Chartered Strategic Brand Management Limited. At the year end $1,453 million (2004: $nil) has been included as deferred income in the Company balance sheet in relation to this.

52. Post Balance Sheet Events

In January 2006 the Company issued 3,401,290 new ordinary shares at a price of 1301 pence per share representing approximately 0.26 per cent of the Company's existing issued ordinary share capital. The issue of ordinary shares was used to acquire 20 per cent of Fleming Family & Partners Limited. On 2 March 2006 a dividend of 45.06 cents per share was recommended.

53. Significant Accounting Estimates and Judgements

In determining the carrying amounts of some assets and liabilities, the Group makes assumptions of the affects of uncertain future events on those assets and liabilities at the balance sheet date. The Group's estimates and assumptions are based on historical experience and expectation of future events and are reviewed periodically. This disclosure excludes uncertainty over future events and judgements in respect of measuring financial instruments.

Pensions

Actuarial assumptions are made in valuing future pension obligations as set out in note 35. There is uncertainty that these assumptions will continue in the future. They are updated periodically.

Taxes

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and temporary differences where it is probable that there will be taxable revenue against which it can be offset. Management has made judgements as to the probability of tax losses being available for offset at a later date.

Provisions for liabilities and charges

The Group receives legal claims against it in the normal course of business. Management has made judgements as to the likelihood of any claim succeeding in making provisions. The time of concluding legal claims is uncertain, as is the amount of possible outflow of economic benefits. Timing and cost ultimately depends on the due process in respective legal jurisdictions.

54. Forward Looking Statements

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered.

They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

55. Transition to EU adopted IFRS

EU law (IAS Regulation EC 1606/2002) requires that the annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that are endorsed by the EU and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs.

Application of IFRS 1: First-time adoption of International Financial Reporting standards

The Group's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date.

In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application elected by the Group

The Group has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations exemption
The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

(b) Fair value as deemed cost exemption
The Group has elected to deem as cost certain items of property, plant and equipment held at valuation as at 1 January 2004.

(c) Cumulative translation differences exemption
The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004.

(d) Exemption from restatement of comparatives for IAS 32 and IAS 39
The Group elected to apply this exemption. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 have been determined and recognised at 1 January 2005.

(e) Share-based payment transaction exemption
As the Group has not previously published information regarding the fair value of employee rewards, it has been required to apply the share-based payment exemption. It applied IFRS 2 from 1 January 2004 to those equity settled share awards that were issued after 7 November 2002 but that have not vested by 1 January 2005.

Exceptions from full retrospective application followed by the Group

The Group has applied the following mandatory exceptions from retrospective application.

55. Transition to EU Adopted IFRS continued

(f) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not chose to apply the IAS 39 derecognition criteria to an earlier date.

(g) Estimates exception
Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous UK GAAP, unless there is evidence that those estimates were in error.

Reconciliations between IFRS and UK GAAP
The following reconciliations provide details of the impact of the transition on:

- profit for the year ended 31 December 2004 (excluding IAS 32/39)
- equity at 1 January 2004 (excluding IAS 32/39)
- equity at 31 December 2004 (excluding IAS 32/39)
- balance sheet at 31 December 2004 (excluding IAS 32/39)
- equity at 1 January 2005 (including IAS 32/39)

An explanation of the adjustments and the Group's accounting policies under IFRS is set out in the presentation and press release entitled "Standard Chartered PLC Results for 2004 Restated Under International Financial Reporting Standards" dated 12 May 2005. Copies of this document are available from the Group's website at: http://investors.standardchartered.com

Reconciliation of profit for the year ended 31 December 2004 – Group

	Notes	UK GAAP $million	Effect of transition to IFRS $million	IFRS $million
Interest income	a	5,232	80	5,312
Interest expense	a	(2,064)	(66)	(2,130)
Net interest income		3,168	14	3,182
Other finance income	b	10	(10)	–
Fees and commissions income	a	1,617	(3)	1,614
Fees and commissions expense	a	(283)	1	(282)
Net trading income	a	648	3	651
Other operating income	b	207	10	217
		2,189	11	2,200
Operating income		5,367	15	5,382
Staff costs	c	(1,534)	(25)	(1,559)
Premises costs		(321)	–	(321)
Other administrative expenses	b	(721)	(10)	(731)
Depreciation and amortisation	d	(420)	182	(238)
Operating expenses		(2,996)	147	(2,849)
Operating profit before impairment losses and taxation		2,371	162	2,533
Impairment losses on loans and advances and other credit risk provisions		(214)	–	(214)
Income from joint ventures	e	2	(2)	–
Other impairment	d	(1)	(67)	(68)
Profit before taxation		2,158	93	2,251
Taxation	f	(637)	7	(630)
Profit for the year		1,521	100	1,621

55. Transition to EU Adopted IFRS continued

Reconciliation of profit for the year ended 31 December 2004 – Group and Company

	Notes	Group $million	Company $million
UK GAAP		1,521	663
Goodwill	d	114	–
Share options	c	(23)	–
Consolidations	a	4	–
Tax	f	7	–
Other		(2)	–
IFRS		1,621	663

(a) Consolidations
A fund in which the Group has an investment was not required to be consolidated under UK GAAP but is consolidated line by line under IFRS. Operating income and expenses increase by $9 million and $5 million respectively.

(b) Reclassification
Under FRS 17 the finance cost of assets was recorded as Other finance income. $10 million has been reclassified to Other operating income.

(c) Share awards
IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2005. This increased staff costs by $23 million of the total $25 million increase.

(d) Goodwill
IFRS does not permit the amortisation of goodwill. Instead an annual review for impairment must be made. Goodwill amortised under UK GAAP of $181 million was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Lebanon. The amortisation of the carrying amount of this goodwill was expected to be fully amortised by 2005 under UK GAAP. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

(e) Joint venture
The Group adopted proportionate consolidation of its joint venture instead of equity accounting that was required under UK GAAP.

(f) Tax
The tax effect of the above adjustments has been recorded in the taxation line of the income statement.

Reconciliation of equity at 1 January 2004 – Group

	Notes	Share capital and share premium $million	Capital and capital redemption reserve $million	Premises revaluation $million	Own shares held in ESOP Trusts $million	Retained earnings $million	Minority interest $million	Total equity $million
UK GAAP		3,752	16	(2)	(60)	3,823	614	8,143
Dividends	i	–	–	–	–	439	–	439
Fixed assets	ii	–	–	81	–	(84)	–	(3)
Share awards	iii	–	–	–	–	(3)	–	(3)
Consolidation	iv	–	–	–	–	25	6	31
Tax	v	–	–	(22)	–	(9)	–	(31)
Other		–	–	–	–	(9)	–	(9)
IFRS		3,752	16	57	(60)	4,182	620	8,567

55. Transition to EU Adopted IFRS continued

Reconciliation of equity at 31 December 2004 – Group

	Notes	Share capital and share premium $million	Capital and capital redemption reserve $million	Premises revaluation $million	Own shares held in ESOP Trusts $million	Retained earnings $million	Minority interest $million	Total equity $million
UK GAAP		3,802	16	(5)	(8)	4,630	956	9,391
Dividends	i	–	–	–	–	532	–	532
Goodwill	vi	–	–	–	–	114	–	114
Fixed assets	ii	–	–	81	–	(84)	–	(3)
Share options	iii	–	–	–	–	16	–	16
Consolidation	iv	–	–	–	–	27	8	35
Tax	v	–	–	–	–	(4)	–	(4)
Other		–	–	–	–	(12)	–	(12)
IFRS		3,802	16	76	(8)	5,219	964	10,069

Reconciliation of balance sheet at 31 December 2004 – Group

	Notes	UK GAAP $million	Effect of transition to IFRS $million	IFRS $million	Reclassification to IFRS format $million	IFRS $million
Assets						
Cash and balances at central banks	iv, vii	2,269	1,691	3,960	–	3,960
Treasury bills and other eligible bills		4,425	–	4,425	(4,425)	–
Financial assets held at fair value through profit or loss		–	–	–	4,744	4,744
Loans and advances to banks	iv, vii	18,922	(1,540)	17,382	(695)	16,687
Loans and advances to customers	iv	71,596	563	72,159	(140)	72,019
Investment securities	iv	28,295	4,547	32,842	769	33,611
Equity shares		253	–	253	(253)	–
Interest in joint ventures	iv	187	(187)	–	–	–
Intangible assets	ii, iv, vi	1,900	453	2,353	–	2,353
Property, plant and equipment	ii, iv	844	(289)	555	–	555
Deferred tax assets		276	(4)	272	46	318
Other assets	ii, iv	11,453	144	11,597	–	11,597
Prepayments and accrued income	iv	1,268	12	1,280	–	1,280
Total assets		141,688	5,390	147,078	46	147,124
Liabilities						
Deposits by banks	iv	15,813	1	15,814	(652)	15,162
Customer accounts	iv	84,572	886	85,458	(365)	85,093
Financial liabilities at fair value through profit or loss		–	–	–	2,392	2,392
Debt securities in issue	iv	7,378	4,249	11,627	(622)	11,005
Current tax liabilities		295	–	295	–	295
Other liabilities	i, iv	16,066	(524)	15,542	(753)	14,789
Accruals and deferred income	iii, iv	1,262	59	1,321	–	1,321
Provisions for liabilities and charges	iv	59	2	61	–	61
Retirement benefit liabilities	iv	120	3	123	46	169
Other borrowed funds	iv	6,732	36	6,768	–	6,768
Total liabilities		132,297	4,712	137,009	46	137,055
Total parent company shareholders' equity		8,435	670	9,105	–	9,105
Minority interests		956	8	964	–	964
Total equity		9,391	678	10,069	–	10,069
Total equity and liabilities		141,688	5,390	147,078	46	147,124

55. Transition to EU Adopted IFRS continued

i Dividends

IFRS only permits the accrual of dividend liabilities when an obligation arises i.e. when declared. Under UK GAAP the final dividend was accrued in the period to which it related even if declared after year end. The effect is to reverse the final dividend accrual of $532 million at 31 December 2004 and $439 million at 1 January 2004.

ii Fixed assets

Capitalised software was classified as fixed assets under UK GAAP. $224 million was reclassified to intangible assets under IFRS requirements.

Under UK GAAP land associated with finance leased buildings was classified as fixed assets. IFRS requires leased land to be treated as an operating lease unless title transfers at the end of the lease. $85 million was reclassified from fixed assets to other assets.

iii Share awards

IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2004. It also requires obligations to be recorded in equity for equity-settled awards rather than as liabilities. Accordingly, the obligations recorded in liabilities under UK GAAP have been reversed and replaced with credits to equity for fair values determined under IFRS 2.

iv Consolidation

UK GAAP permitted the presentation of certain securitisations in a linked net manner and a fund in which the Group has an investment was not required to be consolidated. IFRS does not permit net linked presentation and the investment fund was line by line consolidated.

The Group adopted proportionate consolidation of its joint venture in place of equity accounting that was required under UK GAAP.

Total assets increase by $5,281 million and total equity increased by $16 million.

v Tax

The tax effect of the above adjustments has been recorded.

vi Goodwill

IFRS does not permit the amortisation of goodwill. Instead an annual review for impairment must be made. Goodwill amortised under UK GAAP of $181 million was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Standard Chartered Bank SAL in the Lebanon. The amortisation of the carrying amount of this goodwill was expected to be fully amortised by 2005 under UK GAAP. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

vii Cash and cash equivalents

$1,614 million of restricted cash balances with central banks has been reclassified from loans and advances to banks to cash and balances with central banks. It also includes cheques in the course of collection.

Reclassification

On 12 May 2005 the Group presented its balance sheet restated under IFRS excluding IAS 32 and 39. The format of the balance sheet was similar to that used under UK GAAP. Subsequent clarification of the conventions of presenting balance sheets means the Group has made the following changes between lines (no measurement changes have been made):

- trading assets and assets designated as at fair value have been grouped in a single line called financial assets at fair value through profit or loss;
- treasury bills and equity shares have been included in investment securities if held at (amortised) cost or financial assets at fair value through profit or loss;
- trading liabilities and liabilities designated as at fair value have been grouped in a single line called financial liabilities at fair value through profit or loss; and
- deferred tax related to retirement benefits is now not netted with the retirement benefits liability and is now shown together with all other deferred tax balances.

55. Transition to EU Adopted IFRS continued

Reconciliation of equity at 1 January 2005 – Group

The Group has taken advantage of the transitional arrangements of IFRS 1 not to restate corresponding amounts in accordance with IAS 32 and 39. The table below shows the effects of IAS 32 and 39 on the balance sheet at 1 January 2005:

	Notes	Share capital/ premium and redemption reserve $million	AFS reserves $million	Cash flow hedge reserve $million	Premises revaluation $million	Retained earnings $million	Minority interest $million	Total equity $million
IFRS (excluding IAS 32/39)		3,818	–	–	76	5,211	964	10,069
Debt/equity	i	(375)	–	–	–	20	994	639
Effective yield	ii	–	–	–	–	109	–	109
Derivatives/hedging	iii	–	–	61	–	58	(4)	115
Asset classification/fair values	iv	–	87	–	–	(27)	–	60
Other		–	–	–	–	(102)	–	(102)
Impairment	v	–	–	–	–	33	–	33
Tax	vi	–	(14)	(19)	–	(55)	–	(88)
IFRS		3,443	73	42	76	5,247	1,954	10,835

Reconciliation of balance sheet items at 1 January 2005 - Group

	IFRS (ex IAS 32/39) $million	Effect of IAS 32 /39 $million	IFRS $million
Assets			
Financial assets held at fair value	4,744	3,222	7,966
Derivative financial instruments	–	12,680	12,680
Loans and advances to banks	16,687	(179)	16,508
Loans and advances to customers	72,019	(88)	72,107
Investment securities	33,611	(1,783)	31,828
Other assets	11,597	(7,440)	4,157
Liabilities			
Deposits by banks	15,162	–	15,162
Customer accounts	85,093	(320)	84,773
Financial liabilities at fair value	2,392	1,316	3,708
Derivative financial instruments	–	12,024	12,024
Debt securities in issue	11,005	2	11,007
Current tax liabilities	295	1	296
Other liabilities	14,789	(7,262)	7,527
Accruals and deferred income	1,321	6	1,327
Provisions for liabilities and charges	61	–	61
Other borrowed funds	6,768	(649)	6,119

55. Transition to EU Adopted IFRS continued

i Debt/equity

The Group's £100 million 7⅜ and £100 million 8¼ per cent irredeemable £1 preference shares were reclassified from equity to subordinated liabilities and other borrowed funds. At the same time £200 million 7.75 per cent Step-Up Notes 2022 and £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities were reclassified as minority interests.

ii Effective yield

Loan origination costs that are expensed under UK GAAP have been capitalised and are amortised as part of the effective yield.

iii Derivatives

All derivatives are now recorded on balance sheet at fair value. Unrealised gains and losses that were not recognised under UK GAAP have been adjusted in reserves.

Trading derivative balances have been reclassified from other assets and liabilities under UK GAAP to a single derivatives line on the face of the balance sheet.

UK GAAP permitted netting of assets and liabilities where there was a legal right of offset. IFRS adds a condition that there must be an intention to settle net. The balance sheet has been grossed up where the netting requirements are not satisfied. A significant part of this is in the derivatives line where $7.6 billion was grossed up on transition.

iv Asset classification/fair values

On transition, IFRS permits designation of assets previously held at cost as available-for-sale or held at fair value through profit or loss. Reclassified assets have been revalued to fair value with the gains on available for sale assets deferring to reserves until maturity or sale and the losses on held at fair value through profit or loss to reserves on transition (and to profit or loss thereafter).

v Impairment

IFRS requires a time-value of money discount to be recorded on impaired loans. It does not permit general bad debt provisions, which has been replaced with a portfolio impairment provision.

vi Tax

The tax effect of the above adjustments has been recorded in the taxation line of the income statement.

Reconciliation of equity at 1 January 2004 – Company

	Notes	Share capital and share premium $million	Capital & redemption reserve $million	Revaluation reserve $million	Retained earnings $million	Total equity $million
UK GAAP		3,752	16	3,476	285	7,529
Dividends	i	–	–	–	439	439
Share options and own shares	ii	–	–	–	(71)	(71)
Revaluation of investments in subsidiaries	iii	–	–	(3,476)	–	(3,476)
Other		–	–	–	(37)	(37)
IFRS		3,752	16	–	616	4,384

Reconciliation of equity at 31 December 2004 – Company

	Notes	Share capital and share premium $million	Capital & redemption reserve $million	Revaluation reserve $million	Retained earnings $million	Total equity $million
UK GAAP		3,802	16	4,408	209	8,435
Dividends	i	–	–	–	532	532
Share options and own shares	ii	–	–	–	(71)	(71)
Revaluation of investments in subsidiaries	iii	–	–	(4,408)	–	(4,408)
Other		–	–	–	24	24
IFRS		3,802	16	–	694	4,512

55. Transition to EU Adopted IFRS continued

Reconciliation of balance sheet at 31 December 2004 – Company

		2004 UK GAAP $million	Effects of transition to IFRS $million	2004 IFRS $million
Non–current assets				
Investments in subsidiary undertakings	iii	10,240	(5,948)	4,292
Current assets				
Amounts owed by subsidiary undertakings	iii	631	1,590	2,221
Taxation		126	80	206
Other		–	7	7
		757	1,677	2,434
Creditors: amounts due within one year				
Proposed dividend	i	524	(524)	–
Amounts owed to subsidiary undertakings	ii	442	176	618
Other creditors, including taxation		8	–	8
		974	(348)	626
Net current liabilities/assets		(217)	2,025	1,808
Total assets less current liabilities		10,023	(3,923)	6,100
Creditors: amounts due after more than one year				
Undated subordinated loan capital		1,588	–	1,588
		8,435	(3,923)	4,512
Equity				
Share Capital and share premium		3,802	–	3,802
Reserves and retained earnings		4,633	(3,923)	710
Total equity		8,435	(3,923)	4,512

i Dividends
IFRS only permits the accrual of dividend liabilities when an obligation arises i.e. when declared. Under UK GAAP the final dividend was accrued in the period to which it related even if declared after year end. The effect is to reverse the final dividend accrual of $532 million at 31 December 2004 and $439 million at 1 January 2004.

ii Share options and own shares
IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2004. It also requires obligations to be recorded in equity for equity-settled awards rather than as liabilities. All share based payments made in the Group are settled by reference to the Company's ordinary shares. Accordingly, the Company has recorded, on transition, an inter company receivable from subsidiaries and a corresponding credit to reserves.

All shares held under the Group's employee share schemes by the Company's employee share ownership trusts are deducted from the Company's equity under IFRS.

iii Revaluation of investments in subsidiaries
Under UK GAAP the Group held its investment in subsidiaries at their net asset value and recorded a revaluation reserve for adjustments. This has been reversed under IFRS, returning the investment in subsidiaries to cost, less impairment.

Loans to subsidiaries of a capital nature have been reclassified from investments in subsidiaries to amounts owed by subsidiaries.

Explanation of material adjustments to the cash flow statement
Under UK GAAP, the Company was not required to, and did not, prepare a cash flow statement. Deposits with a maturity of less than three months, including loans to subsidiaries which are repayable on demand, were excluded from cash under UK GAAP. These are reclassified as cash equivalents under IFRSs.

Reconciliation of equity at 1 January 2005 – Company
The Company has taken advantage of the transitional arrangements of IFRS 1 not to restate 2004 comparatives for IAS 32 and 39. On 1 January 2005 the Company's £100 million 7 3/8 and £100 million 8 1/4 per cent irredeemable £1 preference shares (with a carrying amount of $375 million) were reclassified from equity to subordinated liabilities and other borrowed funds.

56. UK and Hong Kong Accounting Requirements

On 1 January 2005 the Group converted from UK GAAP to IFRS adopted for use by the EU. The consolidated financial statements of the Group for the year ended 31 December 2005, including 2004 comparatives, have been prepared accordingly, except that the 2004 comparatives exclude the effects of IAS 32 and 39. Where applicable for 2004, the principles of UK GAAP have been applied. On 1 January 2005 Hong Kong GAAP adopted an accounting standard on financial instruments similar to IAS 39. There would be no material differences between the accounting conventions except as set out below:

Investments in Securities

2004 IFRS excluding IAS 32/39

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for impairment. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the income statement. Securities other than investment securities are classified as dealing securities and are stated at market value.

2004 Hong Kong GAAP

Under Hong Kong Statement of Standard Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its 2004 comparative financial statements under Hong Kong SSAP24 there would have been a net charge to the profit and loss account for the year ended 31 December 2004 of $9 million, an increase in the book amount of investment in securities of $46 million as at 31 December 2004 and a credit to reserves of $32 million at 31 December 2004.

Supplementary Financial Information

Average Balance Sheets and Yield

The following tables set out the average balances and yields for Standard Chartered's assets and liabilities for the years ended 31 December 2005 and 31 December 2004. For the purpose of the following table, average balances have generally been determined on the basis of daily balances, except for certain categories, for which balances have been determined less frequently.

The Company does not believe that the information presented in this table would be significantly different had such balances been determined on a daily basis.

	2005			
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield %
Assets				
Cash, balances at central banks and cheques in course of collection	4,240	611	8	1.3
Treasury bills and other eligible bills	41	10,474	469	4.5
Gross loans and advances to banks	560	25,510	852	3.3
Gross loans and advances to customers	754	101,310	6,151	6.1
Provisions against loans and advances to banks and customers	(1,700)	–	–	–
Debt securities	131	32,717	1,270	3.9
Equity shares	499			
Property, plant and equipment	1,517			
Prepayments, accrued income and other assets	20,474			
Total average assets	26,516	170,622	8,750	5.1

	2004			
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield %
Assets				
Cash, balances at central banks and cheques in course of collection	1,899	211	3	1.4
Treasury bills and other eligible bills	–	5,296	254	4.8
Gross loans and advances to banks	1,167	18,882	491	2.6
Gross loans and advances to customers	484	67,088	3,563	5.3
Provisions against loans and advances to banks and customers	(1,875)	(579)	–	–
Debt securities	266	31,508	1,001	3.2
Equity shares	173			
Property, plant and equipment	812			
Prepayments, accrued income and other assets	10,083			
Total average assets	13,009	122,406	5,312	4.3

Average Balance Sheets and Yield continued

	2005			
	Average non-interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid %
Liabilities				
Non-interest bearing current and demand accounts	12,976			
Interest bearing current and demand accounts	–	32,460	516	1.6
Savings deposits	123	7,400	97	1.3
Time deposits	589	75,937	2,493	3.3
Other deposits	270	2,262	84	3.7
Debt securities in issue	(109)	22,504	703	3.1
Accruals, deferred income and other liabilities	23,881	–	–	–
Subordinated liabilities:				
Undated loan capital	–	3,990	195	4.9
Dated loan capital	–	6,812	327	4.8
Minority interests	227			
Shareholders' funds	9,956			
Total average liabilities and shareholders' funds	47,913	151,365	4,415	2.9
Net yield				2.2
Net interest margin				2.5

	2004			
	Average non-interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid %
Liabilities				
Non-interest bearing current and demand accounts	10,876			
Interest bearing current and demand accounts	–	26,149	191	0.7
Savings deposits	121	5,607	68	1.2
Time deposits	243	54,482	1,205	2.2
Other deposits	288	2,758	123	4.5
Debt securities in issue	–	11,286	179	1.6
Accruals, deferred income and other liabilities	9,361	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,577	36	2.3
Dated loan capital	–	4,467	328	7.4
Minority interests	8			
Shareholders' funds	8,257			
Total average liabilities and shareholders' funds	29,154	106,326	2,130	2.0
Net yield				2.3
Net interest margin				2.6

Volume and Price Variances

The following table analyses the estimated change in Standard Chartered's net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented. Volume and rate variances have been determined based on movements in average balances and average exchange rates over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in volume.

	2005 versus 2004		
	Increase/(decrease) in interest due to:		Net increase/ (decrease) in interest
	Volume $million	Rate $million	$million
Interest earning assets			
Cash and unrestricted balances at central banks	5	–	5
Treasury bills and other eligible bills	232	(17)	215
Loans and advances to banks	221	140	361
Loans and advances to customers	2,078	510	2,588
Debt securities and equity shares	47	222	269
Total interest earning assets	2,583	855	3,438
Interest bearing liabilities			
Dated subordinated loan capital	113	(113)	–
Undated subordinated loan capital	118	41	159
Interest bearing current and demand accounts	100	225	325
Savings deposits	24	5	29
Time deposits	704	583	1,287
Other deposits	(18)	(21)	(39)
Debt securities in issue	350	174	524
Total interest bearing liabilities	1,391	894	2,285

	2004 versus 2003*		
	Increase/(decrease) in interest due to:		Net increase/ (decrease) in interest
	Volume $million	Rate $million	$million
Interest earning assets			
Cash and unrestricted balances at central banks	–	–	–
Treasury bills and other eligible bills	(2)	34	32
Loans and advances to banks	50	65	115
Loans and advances to customers	340	(131)	209
Debt securities and equity shares	76	10	86
Total interest earning assets	464	(22)	442
Interest bearing liabilities			
Dated subordinated loan capital	72	(10)	62
Undated subordinated loan capital	1	7	8
Interest bearing current and demand accounts	18	(29)	(11)
Savings deposits	14	(14)	–
Time deposits	72	115	187
Other deposits	41	(32)	9
Debt securities in issue	9	(22)	(13)
Total interest bearing liabilities	227	15	242

* The 2004 versus 2003 analysis is per UK GAAP and is not restated under IFRSs as 2003 comparatives are not available.

Five Year Summary

	2005 $million	*2004 $million	**2003 $million	**2002 $million	**2001 $million
Operating profit before provisions	3,050	2,533	2,097	1,982	1,820
Impairment losses on loans and advances and other credit risk provisions	(319)	(214)	(536)	(712)	(731)
Amounts written off fixed asset investments	(50)	(68)	(11)	(8)	-
Profit before taxation	2,681	2,251	1,550	1,262	1,089
Profit attributable to shareholders	1,946	1,578	1,024	844	699
Loans and advances to banks	21,701	16,687	13,354	16,001	19,578
Loans and advances to customers	111,791	72,019	59,744	57,009	53,005
Total assets	215,096	147,124	120,202	112,953	107,535
Deposits by banks	18,834	15,162	10,924	10,850	11,688
Customer accounts	119,931	85,093	73,767	71,626	67,855
Shareholders' funds	11,882	9,105	7,529	7,270	7,538
Total capital resources[1]	22,682	16,837	14,110	12,974	12,959
Information per ordinary share					
Basic earnings per share	148.5c	129.6c	82.0c	57.6c	55.9c
Normalised earning per share[2]	153.7c	124.6c	90.1c	74.9c	66.3c
Dividends per share	64.0c	57.5c	52.0c	47.0c	41.92c
Net asset value per share	897.3c	719.0c	588.0c	569.8c	555.3c
Ratios					
Return on ordinary shareholders' equity-normalised basis[2]	18.0%	18.6%	15.7%	13.4%	12.0%
Basic cost-income ratio	55.5%	52.9%	55.8%	56.3%	58.9%
Cost-income ratio – normalised basis[2]	54.5%	54.0%	53.6%	53.6%	55.8%
Capital ratios:					
Tier 1 capital	7.7%	8.6%	8.6%	8.3%	9.0%
Total capital	13.6%	15.0%	14.5%	14.2%	16.2%

1 Shareholders' funds, minority interests and subordinated loan capital.

2 Results on a normalised basis reflect the Group's results, excluding profits and losses of a capital nature, charges for restructuring and profits and losses on repurchase of share capital.

* IFRSs (excluding IAS 32 and 39).

** UK GAAP.

Principal Group Addresses

Head Office
Standard Chartered PLC
1 Aldermanbury Square,
London EC2V 7SB
Telephone:
+44 (0) 20 7280 7500

Afghanistan
Standard Chartered Bank
House No. 10, Street 10B
Wazir Akbar Khan
Kabul, Afghanistan
Tel: +93 20 210 3900
Country Chief Executive Officer:
Joseph Silvanus

Australia
Standard Chartered Bank
Level 1, 345 George Street,
Sydney, New South Wales 2000
(Postal address: GPO Box 7042,
Sydney, NSW2001), Australia
Telephone: +61 (02) 9232 9333
Country Chief Executive Officer:
Allen Clennar

Bahrain
Standard Chartered Bank
Government Road,
PO Box 29, Manama, Bahrain
Telephone: +973 1722 3636
Chief Executive Officer and
Regional Head of Northern Gulf
and Levant: Martin Fish

Bangladesh
Standard Chartered Bank
GPO Box 502
Hadi Mansion
2 Dilkusha C/A, Dhaka – 1000,
Bangladesh
Telephone: +880 (02) 955 0181
Country Chief Executive Officer:
Osman Morad

Botswana
Standard Chartered Bank
Botswana Limited
PO Box 496 Gaborone,
5th Floor, Standard House,
Queens Road, The Main Mall,
Botswana
Telephone: +267 360 1500
Country Chief Executive Officer:
Nigel R. Jones

Brunei
Standard Chartered Bank
51–55 Jalan Sultan, Bandar Seri
Begawan BS8811,
(Postal address:
PO Box 186, BS8670),
Brunei Darussalam
Telephone: +673 236 6000
Country Chief Executive Officer:
Shalini Warrier

Cameroon
Standard Chartered Bank
Cameroon S.A.
Boulevard de la Liberté,
BP 1784, Douala,
Cameroon
Telephone: +237 343 5200
Country Chief Executive Officer:
Paul Sagnia

China
Standard Chartered Bank
28/F China Merchants Tower,
161 East Lu Jia Zui Road, Pudong
Shanghai 200120, China
Telephone: +86 21 3896 3000
Country Chief Executive Officer:
Katherine Tsang

Hong Kong SAR
Standard Chartered Bank
(Hong Kong) Limited
Standard Chartered Bank Building,
4–4A Des Voeux Road Central,
GPO Box 21, Hong Kong
Telephone: +852 2820 3333
Executive Director and Chief
Executive Officer
Standard Chartered Bank
(Hong Kong) Limited:
Peter Sullivan

Falkland Islands
Standard Chartered Bank
PO Box 597, Ross Road,
Stanley, Falkland Islands
Telephone: +500 22220/21352
Country Chief Executive Officer:
Nick Hutton

The Gambia
Standard Chartered Bank
Gambia PLC
Box 259, 8 Ecowas Avenue,
Banjul, The Gambia
Telephone: +220 4225688
Country Chief Executive Officer:
Onesimo Jacob Mukumba

Ghana
Standard Chartered Bank
Ghana Limited
Head Office, High Street
Building, Accra, PO Box 768,
Accra, Ghana
Telephone:
+233 (021) 664 591–8
Country Chief Executive Officer
and Area General Manager,
Central and West Africa:
Ebenezer Essoka

India
Standard Chartered Bank
90 Mahatma Gandhi Road,
PO Box 725,
Mumbai 400 001, India
Telephone: +91 (022) 2267 0162
Regional General Manager,
South East and South Asia:
Jaspal Bindra
Country Chief Executive Officer:
Neeraj Swaroop

Indonesia
Standard Chartered Bank
Wisma Standard
Chartered Bank,
Jl. Jend. Sudirman Kav. 33–A,
Jakarta 10220,
(Postal address: PO Box 57
JKWK Jakarta 10350), Indonesia
Telephone: +62 (21) 57 999 000
Country Chief Executive Officer:
Simon Morris

Iran
Standard Chartered Iran Limited
Apartment #3, Koushyar
Building (#40), Negar Street,
Vali-Asr Avenue.
Tehran 19698, Iran
Telephone: +98 21 8888 1918
Country Chief Executive Officer:
Mohammed Sarrafzadeh

Ivory Coast
Standard Chartered Bank
Côte d'Ivoire SA
23 Boulevard de la République,
17 BP 1141, Abidjan 17,
Côte d'Ivoire
Telephone: +225 20 30 32 00
Country Chief Executive Officer:
Serge Philippe Bailly

Japan
Standard Chartered Bank
21st Floor Sanno Park Tower,
2-11-1, Nagatacho, Chiyoda Ku
Tokyo, 100–6155, Japan
Telephone: +81 (0) 3 5511 1200
Country Chief Executive Officer:
Mark Devadason

Jersey
Standard Chartered
(Jersey) Limited
PO Box 80, 15 Castle Street,
St Helier, Jersey JE4 8PT
Telephone: +44 (0) 1534 704 000
Country Chief Executive Officer:
Alison McFadyen

Jordan
Standard Chartered Bank
PO Box 9997, Shmeissani
Amman 11191, Jordan
Telephone: +962 (06) 5607 201
Ext 411
Chief Executive Officer,
The Levant: Christopher Knight

Kenya
Standard Chartered Bank
Kenya Limited
Moi Avenue, Box 30003–00100
GPO, Nairobi, Kenya
Telephone:
+254 (020) 329 3000
Country Chief Executive Officer
and General Manager,
East Africa: Michael C Hart

Lebanon
Standard Chartered Bank sal
Dbayeh 509 Building, Dbayeh
Highway, PO Box 70216
Antelias, Lebanon
Telephone: +961 4 542474
Country Chief Executive Officer:
Aamir Hussain

Macau
8/F Office Tower,
Macau Landmark,
555 Av. da Amizade,
ZAPE Macau S.A.R.
Telephone: +853 786111
Country Branch Manager:
Henry Brockman

Malaysia
Standard Chartered Bank
Malaysia Berhad
Menera Standard Chartered,
No 30 Jalan Sultan Ismail,
50250 Kuala Lumpur,
(Postal address:
PO Box 11001,
50732 Kuala Lumpur),
Malaysia
Telephone: +603 2117 7777
Country Chief Executive Officer:
Shayne K Nelson

Mauritius
Standard Chartered Bank
(Mauritius) Limited
8/F Happy World House
37 Sir William Newton Street
Port Louis, Mauritius
Telephone: +230 213 9000
Country Chief Executive Officer:
Geoffrey Buchanan

Nepal
Standard Chartered Bank
Nepal Limited
GPO Box 3990,
Naya Baneshwar,
Kathmandu, Nepal
Telephone:
+977 14783 753/4782 333
Country Chief Executive Officer:
Sujit Mundal

Nigeria
Standard Chartered Bank
Nigeria Limited
Plot 105b,
Ajose Adeogun Street,
Victoria Island,
Lagos, Nigeria
(Postal address: P.M.B. 80038,
Victoria Island, Lagos, Nigeria)
Telephone: +234 (0) 1270
0025/270 2145/320 1659
Country Chief Executive Officer:
Simon J Millett

Oman
Standard Chartered Bank
PO Box 2353,
PC 112, Bait Al Falaj Street,
Ruwi, Sultanate of Oman
Telephone: +968 24704 484
Country Chief Executive Officer:
Ravneet Chowdhury

Pakistan
Standard Chartered Bank
PO Box 5556,
I. I. Chundrigar
Road, Karachi 74000,
Pakistan
Telephone: +92 (21) 241 2671
Country Chief Executive Officer:
Badar Kazmi

Philippines
Standard Chartered Bank
6788 Ayala Avenue,
Makati City, Philippines 1226
Telephone: +632 886 7888
Country Chief Executive Officer:
Eugene Ellis

Qatar
Standard Chartered Bank
Abdullah Bin Jassim Street,
PO Box 29, Doha,
State of Qatar
Telephone: +974 441 4252
Country Chief Executive Officer:
Kris Babici

Republic of Korea (South Korea)
Standard Chartered First Bank
Korea Limited
100 Kongpyung-dong,
Chongro-gu, Seoul
110-702 Korea
Telephone: +82 2 3702 3114
Country Chief Executive Officer:
John Filmeridis

Sierra Leone
Standard Chartered Bank
Sierra Leone Limited
Head Office 9 & 11, Lightfoot
Boston Street, PO Box 1155,
Freetown, Sierra Leone
Telephone: +232 (0) 22 226220/
225021
Country Chief Executive Officer:
Lamin K Manjang

Singapore
Standard Chartered Bank
6 Battery Road, Singapore
049909
(Postal address: PO Box 1901,
Singapore 903801)
Telephone: +65 6 225 8888
Country Chief Executive Officer:
Lim Cheng Teck

South Africa
Standard Chartered Bank
3rd Floor, 2 Merchant Place, 1
Fredman Drive, PO Box 782080,
Sandton, 2196, Gauteng,
South Africa
Telephone: +27 (0) 11 217 6600
Country Chief Executive Officer:
A. Christopher M. Low

Sri Lanka
Standard Chartered Bank
37 York Street, PO Box 112,
Colombo 1, Sri Lanka
Telephone: +94 (1) 2480 000
Country Chief Executive Officer:
Vishnu Mohan

Taiwan
Standard Chartered Bank
168 Tun Hwa North Road,
Taipei 10549, Taiwan
Telephone: +886 (02) 2716
6261/2717 2866
Country Chief Executive Officer:
Roland Teo

Tanzania
Standard Chartered Bank
Tanzania Limited
1st Floor, International House,
Shaaban Robert Street and
Garden Avenue, PO Box 9011,
Dar es Salaam, Tanzania
Telephone: +255 22 2122 160
Country Chief Executive Officer:
Hemen Shah

Thailand
Standard Chartered Bank (Thai)
Public Company Limited
90 North Sathorn Road, Silom,
Bangkok 10500, Thailand
Telephone: +662 724 4000
Country Chief Executive Officer:
Foo Mee Har

Uganda
Standard Chartered Bank
Uganda Limited
5 Speke Road, Kampala,
(Postal address: PO Box 7111,
Kampala), Uganda
Telephone: +256 41 258 211/7
Country Chief Executive Officer:
David D Cutting

United Arab Emirates
Standard Chartered Bank
PO Box 999, Al Mankhool Street
Dubai, United Arab Emirates
Telephone: +971 4 352 0455
Country Chief Executive Officer:
David Proctor

United Kingdom
Standard Chartered Bank
1 Aldermanbury Square,
London EC2V 7SB
Telephone:
+44 (0) 20 7280 7500
Chief Executive Officer, Europe:
Brendon Hopkins

United States of America
Standard Chartered Bank
One Madison Avenue,
New York, NY 10010, USA
Telephone: +1 (212) 667 0700
Country Chief Executive Officer:
Ray Ferguson

Vietnam
Standard Chartered Bank
Hanoi Towers, Unit 8–01,
49 Hai Ba Trung Street,
Hanoi, Vietnam
Telephone: +84 (04) 825 8970
Country Chief Executive Officer:
Ashok Sud

Zambia
Standard Chartered Bank
Zambia PLC
Standard House,
PO Box 32238, Cairo Road,
Lusaka10101, Zambia
Telephone:
+260 1 229 242 50
Country Chief Executive Officer:
Thomas Aaker

Zimbabwe
Standard Chartered Bank
Zimbabwe Limited
Old Mutual Centre,
Cnr. 3rd Street/Jason Moyo
Avenue, PO Box 373, Harare
Zimbabwe
Telephone: +263 (4) 752852/9,
753212/5, 253801/9
Country Chief Executive Officer:
Washington Matsaira

Representatives offices

Argentina
Telephone: +54 11 4875 0500

Bahamas
(Contact the New York office)
Telephone: +1 212 667 0700

Brazil
Telephone: +55 11 3371 0150

Cambodia
Telephone:
+855 23 216 685/212 729

Colombia
Telephone: +571 326 4030

Laos
Telephone: +856 2141 4422

Mexico
Telephone: +52 55 5387 1300

Peru
Telephone: + 51 (1) 710 8000

Turkey
Telephone: +90 212 283 4031

Venezuela
Telephone: +58 212 993 0522

Standard Chartered branches and corporate offices:

Afghanistan	1
Argentina	1
Australia	1
Bahamas	1
Bahrain	5
Bangladesh	25
Botswana	11
Brazil	1
Brunei	7
Cambodia	1
Cameroon	3
China	18
Hong Kong SAR	70
Colombia	1
Falkland Islands	1
The Gambia	5
Ghana	19
India	89
Indonesia	323
Iran	2
Ivory Coast	4
Japan	2
Jersey	1
Jordan	7
Kenya	28
Laos	1
Lebanon	5
Macau	1
Malaysia	32
Mauritius	1
Mexico	1
Nepal	13
Nigeria	5
Oman	1
Pakistan	44
Peru	1
Philippines	6
Qatar	3
Republic of Korea (South Korea)	407
Sierra Leone	3
Singapore	19
South Africa	1
Sri Lanka	10
Taiwan	3
Tanzania	6
Thailand	41
Turkey	1
Uganda	5
United Arab Emirates	12
United Kingdom	5
United States of America	1
Venezuela	1
Vietnam	2
Zambia	15
Zimbabwe	26

Shareholder Information

Dividend and Interest Payment Dates

Ordinary shares	Final dividend	Interim dividend (provisional only)
Results and dividend announced	2 March 2006	8 August 2006
Ex dividend date	8 March 2006	16 August 2006
Record date for dividend	10 March 2006	18 August 2006
Last date to elect for share dividend or to change standing instructions	21 April 2006	25 September 2006
Dividend payment date	12 May 2006	11 October 2006

Preference shares	1st half yearly dividend	2nd half yearly dividend
7 3/8 per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2006	1 October 2006
8 1/4 per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2006	1 October 2006
8.9 per cent Non-Cumulative preference shares of $5 each: dividends paid on the 1st of each calendar quarter.		

Annual General Meeting
The Annual General Meeting will be held at 12 noon (UK time) (7.00pm Hong Kong time) on Thursday 4 May 2006 at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. Details of the business to be transacted at the AGM are included in the accompanying Chairman's letter to shareholders.

Details of voting at the Company's AGMs and of proxy votes cast can be found on our website: www.standardchartered.com.

Interim Results
The interim results will be announced to the London Stock Exchange, the Stock Exchange of Hong Kong and put on our website: www.standardchartered.com.

ShareCare
ShareCare is available to shareholders on the United Kingdom register who have a United Kingdom address and bank account, and allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safe. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Previous Dividend Payments

Dividend and financial year	Payment date	Dividend per ordinary share	Cost of one new ordinary share under share dividend scheme
Interim 1998	16 October 1998	6.25p	587.2p
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82¢/8.6856p	No offer
Final 2001	17 May 2002	29.10¢/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10¢/9.023p	£6.537/$10.215
Final 2002	13 May 2003	32.9¢/20.692p/HK$2.566	£6.884/$10.946
Interim 2003	10 October 2003	15.51¢/9.3625p/HK$1.205	£8.597/$14.242
Final 2003	14 May 2004	36.49¢/20.5277p/HK$2.8448	£8.905/$15.830
Interim 2004	8 October 2004	17.06¢/9.4851p/HK$1.3303	£9.546/$17.16958
Final 2004	13 May 2005	40.44¢/21.145p/HK$3.15156	£9.384/$17.947
Interim 2005	14 October 2005	18.94¢/10.7437p/HK$1.46911	£11.878/$21.3578

Bankers' Automated Clearing System (BACS)
Dividends can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and Shareholder Enquiries
If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138. If you hold your shares on the Hong Kong branch register please contact Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. You can check your shareholding at:
www.computershare.com

Chinese Translation
If you would like a Chinese version of this Report and Accounts please contact:

Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

年報之中文譯本可向香港中央證券登記有限公司索取，
地址：香港皇后大道東183號合和中心46樓。

Shareholders on the Hong Kong branch register who have asked to receive the Report and Accounts in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Report and Accounts, the English text shall prevail.

Taxation
Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong or the United States will be sent to you with your dividend documents.

Electronic Communications
If you hold your shares on the United Kingdom register and in future you would like to receive the Report and Accounts electronically rather than by post, please register online at: www.standardchartered.com/investors. Then click on Update Shareholder Details and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Index

Major Awards 2005

Wholesale Banking

Asia Risk Awards 2005
Interest Rate Derivatives House of the Year 2005

IFR Asia Awards 2005
Domestic Bond House of the Year
Philippines Capital Markets Deal of the Year – San Miguel $1.85 billion Bridge Loan
Syndicated Loan of the Year – Lenovo Group $600 million Five Year Loan

The ASSET Triple A Asian Awards 2005
Best Structured Trade Finance Bank
Best Cash Management Bank for South Asia
Best Sub-Custodian in Thailand
Best Asian Currency Bond House
Best Securitisation House
Best Debt House in Singapore
Best Debt House in Thailand
Best Domestic Securitisation – China Construction Bank RMB3 billion Residential Mortgage Backed Securitisation
Best Syndicated Loan – Lenovo Group $600 million Five Year Loan
Best Local Currency Bond – PTT THB4.118 billion Fixed Rate Debentures
Best Deal in India – Tata Steel Takeover of NatSteel Ltd SGD 486 million

Finance Asia Achievement Awards 2005
Best Local Currency Bond House
Best Securitisation House
Best Vanilla Loan – San Miguel $1.85 billion Bridge Loan
Best Structured Product Deal – START, CLO $2 billion Synthetic Securitisation
Best Project Finance Deal – Nam Thuen 2 $1.58 billion Project Financing

Euromoney Awards for Excellence 2005
Best Debt House in Thailand
Best Bank of the Year for Sub-Saharan Africa

Trade Finance Awards for Excellence 2005.
Best Trade Finance Bank in Sub-Saharan Africa

Global Custodian Agent Bank Surveys 2005
Best Agent Bank in Asia – Top rated in China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, Pakistan, Philippines, Singapore, Taiwan and Thailand

Global Finance Awards 2006
Best Bank for Liquidity Management in Africa
Deal of the Year for China - China Construction Bank RMB3 billion Residential Mortgage Backed Securitisation

Euromoney Project Finance Deals of the Year 2005
Telecoms Deal of the Year EMEA – Vmobile $100 million Financing
Petrochemicals Deal of the Year EMEA – Qatofin, Q-Chem II $760 million & $1.19 million Long-term Debt Facilities
IWPP Deal of the Year EMEA – Shuaibah IWPP $2.5 billion Project Financing
Global Project Finance Deal of the Year and Oil & Gas Downstream Deal of the Year EMEA – RasGas II & III $970 million Long-term Debt Facility
Power Deal of the Year Asia-Pacific – Nam Thuen 2 $1.58 billion Project Financing
Petrochemicals Deal of the Year Asia-Pacific – Titan Chemicals $700 million Refinancing

Consumer Banking

Consumers Association of Pakistan
Consumer's Choice Award, Credit Cards, Pakistan

Hong Kong Association of Customer Service Excellence
Customer Service Excellence Award – Consumer Banking Outserve Programme in Hong Kong

Hong Kong Call Centre Association
Contact Centre of the Year 2005 Gold Award

Retail Banker International Awards 2005
Best Retail Bank in Asia Pacific

The Asian Banker Excellence in Retail Finance Service Awards 2005
Best Consumer Credit Product Award – Quick Cash (Malaysia)

IFS / Deloitte Financial Innovation Awards
Silver Prix for Most Promising New Product 2005 & Grand Prix Gold Award 2005 – Fixed Rate Home Loan (Kenya)

Corporate Responsibility

Asian Institute of Management
Asian CSR Award – Poverty Alleviation, Hong Kong

Community Chest Annual Awards 2005
President Award – Hong Kong

Botswana Business Coalition on AIDS
Red Ribbon Award – Most Innovative Workplace AIDS Programme

Hong Kong Institute of CPA Best Corporate Governance Disclosure Awards
Gold and Most Significant Improvement Awards – Standard Chartered Hong Kong

The Hong Kong Council of Social Services
Total Caring Company Award

UNICEF (Malaysian Chapter)
Advance Humanity Corporate Award – for Living with HIV, Malaysia

PricewaterhouseCoopers and the Nation Media Group
Most Respected Company in East Africa

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Thank you

We had a vision
Seeing is Believing

Two years ago, Standard Chartered set an ambitious target to raise sufficient funds for one million sight restorations.

Today, one year ahead of schedule, we have reached our fundraising target. Through the efforts of Standard Chartered employees, our shareholders, our flagship sponsors, our customers and the generosity of many others, we have raised an amazing $3.8 million.

But we do not want to stop there. We want to make a lasting impact on avoidable blindness. There are 37 million people in the world who are blind, yet a staggering 75 per cent of blindness is avoidable.

Thank you to our partners Sight Savers International and ORBIS International for helping us contribute to achieving the VISION 2020 goal to eliminate avoidable blindness. Funds collected will go towards cataract operations, training eye care doctors, and building training facilities and vision centres in 12 flagship projects across 10 countries. Together, with your support, we can make a difference.

Give someone the power of sight. Join us today.

If you would like to support Seeing is Believing, please contact:
Community Relations Manager
seeingis.believing@uk.standardchartered.com
Telephone: +44 (0) 20 7280 7247
www.seeingisbelieving.org.uk

Ani, from China, is seven years old. A fall at an early age left her with strabismus – a severe squint in her right eye. Thanks to Seeing is Believing, Ani travelled to a town where a simple operation corrected her sight. Thank you for helping us make a difference to this girl's life.

Standard Chartered | sightsavers INTERNATIONAL | ORBIS saving sight worldwide | VISION 2020 THE RIGHT TO SIGHT

Seeing is Believing